As filed with the Securities and Exchange Commission on December 23, 2015.

Registration No. 333-206849

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ANAPTYSBIO, INC.

(Exact name of registrant as specified in its charter)

Delaware	2834	20-3828755
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

10421 Pacific Center Court, Suite 200

San Diego, CA 92121

(858) 362-6295

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Hamza Suria

Chief Executive Officer

AnaptysBio, Inc.

10421 Pacific Center Court, Suite 200

San Diego, CA 92121

(858) 362-6295

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Effie Toshav, Esq. Matthew S. Rossiter, Esq. Robert A. Freedman, Esq. Fenwick & West LLP 555 California Street San Francisco, CA 94104 (415) 875-2300	Charles S. Kim, Esq. Robert W. Phillips, Esq. Sean M. Clayton, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2015

             Shares

Common Stock

This is the initial public offering of shares of AnaptysBio, Inc. common stock. We are offering              shares of our common stock. We anticipate that the initial public offering price of our common stock will be between $         and $         per share.

Prior to this offering, there has been no public market for our common stock. Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “ANAB.”

The underwriters have the option for a 30-day period to purchase up to an additional              shares from us to cover over-allotments of shares.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to AnaptysBio, Inc.

Per Share	$	$	$

Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to the purchasers on or about                     , 2016.

Credit Suisse	Stifel

JMP Securities	Wedbush PacGrow

The date of this prospectus is                     , 2016.

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including                     , 2016 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Persons who come into possession of this prospectus and any applicable free writing prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes thereto and the information set forth under the sections “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included in this prospectus. Unless the context otherwise requires, we use the terms “AnaptysBio,” “company,” “we,” “us” and “our” in this prospectus to refer to AnaptysBio, Inc. and our subsidiary.

Overview

We are a biotechnology company developing first-in-class antibody product candidates focused on unmet medical needs in inflammation and immuno-oncology. We develop our product candidates using our proprietary antibody discovery technology platform called SHM-XEL, which is designed to replicate the natural process of antibody generation in vitro. Our platform is based upon a breakthrough understanding of somatic hypermutation, the key biological process utilized by the human immune system to generate antibodies, which enables us to rapidly develop highly functional antibody drug candidates against emerging biological targets. Our most advanced wholly-owned antibody programs, ANB020 and ANB019, bind to therapeutic targets that are genetically associated with severe inflammatory disorders. ANB020 is an antibody that inhibits the activity of interleukin-33 for the treatment of severe adult asthma and severe adult peanut allergy. We submitted a Clinical Trial Notification, or CTN, in Australia for ANB020 in December 2015 and plan to initiate clinical trials in the first half of 2016. ANB019 is an antibody that inhibits the interleukin-36 receptor for the treatment of rare inflammatory diseases called generalized pustular psoriasis (GPP) and palmo-plantar pustular psoriasis (PPP). We plan to submit a CTN and commence clinical trials for ANB019 by the end of 2016.

Our company is led by a strong management team with a proven track record of successfully growing biotechnology companies with deep experience in antibody discovery and development, collaborations, operations and corporate finance. Through November 30, 2015, we have raised approximately $94.2 million from investors, including Biotechnology Value Fund, Cormorant Asset Management, Frazier Healthcare, HBM Partners, Longwood Capital Partners and Novo A/S.

In addition to our wholly-owned antibody programs, we expect four programs will be advanced by our collaborators to the clinic by the end of 2016. Our collaborations include an immuno-oncology-focused collaboration with TESARO, Inc. and TESARO Development, Ltd., or collectively, TESARO, and an inflammation-focused collaboration with Celgene Corporation, or Celgene. Through November 30, 2015, we have received non-dilutive funding of $51.6 million from our collaborators.

Product Candidates

We have developed, and will continue to develop, antibody product candidates that leverage emerging insights into biological mechanisms to treat severe diseases with unmet medical need. The following table summarizes certain key information about our wholly-owned and partnered product candidates:

*	Proof-of-concept, or POC, indicates initial efficacy data in a patient population.

Our most advanced, wholly-owned product candidates are summarized below:

•

ANB020 is an antibody that inhibits the activity of interleukin-33, or IL-33, a pro-inflammatory cytokine that multiple studies have indicated is a central mediator of atopic diseases, including asthma, food allergies and atopic dermatitis. IL-33 acts on several cell types, including white blood cells that initiate and orchestrate atopic responses. IL-33 also directly mediates release of disease-associated cytokines, which recruit pro-inflammatory cells that mediate atopic disease. Because ANB020 inhibits IL-33 function, and acts upstream broadly across the key cell types and cytokines involved in atopy, we believe that its mechanism has advantages in the treatment of atopic diseases over competing agents that block only a subset of the cytokines responsible for atopic diseases. The role of IL-33 signaling in asthma has been recently genetically validated through human studies. We believe ANB020 is potentially the first-in-class therapy targeting IL-33. In December 2015, we submitted a CTN for ANB020, the approval of which will allow us to commence a Phase 1 healthy volunteer trial in Australia in the first half of 2016, followed by patient trials in severe adult asthma and severe adult peanut allergy in other countries, including the United States after submitting an Investigational New Drug application, or IND, to the U.S. Food and Drug Administration, or FDA. We estimate, based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, that asthma affects approximately 7.7% of the adult U.S. population, or approximately 19.0 million individuals, of which 19%, or approximately 3.6 million have severe, persistent occurrence of this respiratory disease. Peanut allergy is the most common cause of food-induced allergy in the United

States. Based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, we estimate approximately 1.7 million adults are affected by peanut allergy, of which approximately 600,000 are treated by allergists and approximately 400,000 are at risk for severe reactions and therefore we believe are suitable for treatment with systemic biological therapies.

•	ANB019 is an antibody that inhibits the function of the interleukin-36-receptor, or IL-36R, which we are initially developing as a potential first-in-class therapy for GPP patients. GPP is a life-threatening, rare, systemic inflammatory disorder that, based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, we estimate affects approximately 3,000 patients in the United States with no approved therapies. Studies have shown that GPP is associated with mutations that lead to abnormally high signaling through the IL-36R, which we believe can be addressed by treatment with ANB019. We believe ANB019 is the most advanced therapeutic antibody targeting the IL-36R in development. We anticipate filing an Australian CTN for ANB019 by the end of 2016, the approval of which would allow us to initiate Phase 1 trials in Australia by the end of 2016. We plan to subsequently develop ANB019 in the United States after submitting an IND to the FDA and to seek FDA Orphan Drug Designation for the treatment of GPP and PPP. The FDA may grant Orphan Drug Designation to a drug intended to treat a disease or condition, that generally affects fewer than 200,000 individuals in the United States.

The Advantages of Our SHM-XEL Platform

Our approach to developing novel therapeutic antibody product candidates is based upon somatic hypermutation, or SHM, a critical, endogenous process that generates the essential antibody diversity required to develop a natural immune response to pathogens. Our proprietary antibody generation platform, called SHM-XEL, is designed to replicate the natural process of SHM in vitro. Competing antibody discovery technologies include mouse immunization methodologies, microbial antibody display and human B-cell screening. We believe SHM-XEL overcomes several key limitations associated with these competing technologies and has the following competitive advantages:

•	Diversity against difficult targets. By applying SHM without the constraints of an in vivo environment we are able to generate an unprecedented diversity of antibodies. This enables us to develop antibodies against human targets that we believe have not otherwise been accessible to other technologies.

•	High potency. Because our platform generates highly-potent antibodies, we are potentially able to modulate every extracellular target associated with human disease, and believe only small therapeutic doses may be required to mediate therapeutic effect in vivo.

•	Functional activity selection. Our mammalian cell system simultaneously displays and secretes antibodies during the antibody discovery process, allowing us to incorporate functional assays throughout the process and focus on product candidates that are optimized for the desired therapeutic activity.

•	Speed. Our platform technology enables us to generate therapeutic-grade antibodies and initiate subsequent preclinical manufacturing and toxicology studies, typically in less than 12 months. We believe this timeline is significantly shorter than conventional approaches based upon mouse immunization and microbial display systems.

•	Manufacturability. By using mammalian cell display to generate our therapeutic antibodies, we believe our platform mitigates risks associated with antibody expression, formulation and stability during the antibody generation process.

•	Bispecific antibodies. Our novel approach for the generation of bispecific antibodies leverages SHM to combine two therapeutic mechanisms into a single natural antibody molecule.

Our Collaborations

We have established collaborations with pharmaceutical and biotechnology companies that have provided us with $51.6 million in payments through November 30, 2015. Multiple antibodies, generated by us prior to or during a strategic collaboration, are currently being advanced through development by our collaborators. Our collaborations with TESARO and Celgene are described below:

TESARO Programs

Under our immuno-oncology collaboration with TESARO, we have granted exclusive rights to TESARO to develop and commercialize antibodies generated using our SHM-XEL platform consisting of the following antibody product candidates:

•	Anti-PD-1 Monospecific Antagonist Antibody (TSR-042): currently in preclinical development with an IND submission anticipated in the fourth quarter of 2015 and first-in-human dosing in early 2016;

•	Anti-TIM-3 Monospecific Antagonist Antibody: currently in preclinical development;

•	Anti-LAG-3 Monospecific Antagonist Antibody: currently in preclinical development;

•	Anti-PD-1/TIM-3 Bispecific Antagonist Antibody: currently in lead selection process;

•	Anti-PD-1/LAG-3 Bispecific Antagonist Antibody: currently in lead selection process; and

•	Undisclosed Bispecific Antagonist Antibody: currently in lead selection process.

Celgene Programs

Under our collaboration with Celgene, we developed therapeutic antibodies against multiple targets. We granted Celgene the option to obtain worldwide commercial rights to antibodies generated against each of the targets under the agreement, which option was triggered on a target-by-target basis by our delivery of antibodies meeting certain pre-specified parameters pertaining to each target under collaboration. We successfully delivered antibodies against three targets. Celgene is currently advancing two anti-inflammatory antibody programs to the clinic.

Our Strategy

We are a leading antibody development company with a pipeline of novel therapeutic antibodies, which is being further expanded by applying our technology platform to emerging biological targets. The key elements of our strategy include:

•	Advancing our lead product candidates into the clinic. We plan to initiate a Phase 1 healthy volunteer trial for ANB020 in the first half of 2016, followed by trials in severe adult asthma and severe adult peanut allergy patients. We plan to initiate a Phase 1 healthy volunteer trial for ANB019 by the end of 2016, followed by a registration study in GPP patients. For both ANB020 and ANB019, we plan to conduct our initial clinical trials in Australia, and to then conduct further clinical development in the United States and other countries. We have elected to pursue this strategy in order to benefit from certain financial incentives that Australia makes available for biotechnology research and development, and because we believe that Australia provides a streamlined approval processes for the initiation of first-in-human studies and that the clinical data we generate in Australia will subsequently be accepted by the FDA and foreign regulatory agencies outside of Australia.

•

Identifying emerging opportunities in key therapeutic areas. We intend to remain at the forefront of discovery and development of new therapeutic opportunities in inflammation and immuno-oncology by understanding and translating biological breakthroughs into first-in-class therapeutic antibodies. Our approach includes translational biology assessments, such as human genetics, ex vivo tissue pathology and target expression patterns, to understand the relevance of emerging targets to patients with unmet medical needs. We plan to leverage this knowledge to create new product candidates and position our current and future programs for rapid clinical proof-of-concept achievement.

•	Continuing to expand our proprietary pipeline by generating new product candidates using our technology platform. Using our proprietary antibody generation platform, we are able to rapidly develop novel therapeutic antibodies against emerging targets. Our goal is to advance one or more wholly-owned new therapeutic antibody program to an IND submission to the FDA, or foreign equivalent, each year.

•	Retaining rights to strategic products in key commercial markets. We intend to retain ownership and control of our pipeline programs to key inflection points. We may build sales and marketing capabilities in selected specialty markets that we believe can be served with a focused commercial organization. For certain programs, we plan to seek strategic collaborations that provide us with funding, infrastructure and marketing resources to advance through development and commercialization.

Risks Affecting Us

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	Our product candidates are in early stages of development and may fail in development or suffer delays that adversely affect their commercial viability. If we or our collaborators are unable to complete development of or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

•	We have never dosed any of our product candidates in humans. Our planned clinical trials or those of our collaborators may reveal significant adverse events, toxicities or other side effects and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

•	We and/or our collaborators may be unable to obtain, or may be delayed in obtaining, required regulatory approvals in the United States or in foreign jurisdictions, which would materially impair our ability to commercialize and generate revenue from our product candidates.

•	We may not be successful in our efforts to use and expand our technology platform to build a pipeline of product candidates and develop marketable products.

•	We have no history of conducting clinical trials or commercializing biotechnology products, which may make it difficult to evaluate the prospects for our future viability.

•	We face significant competition, and if our competitors develop and market products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted.

•	Our existing collaborations, including those with TESARO and Celgene, are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

•	The manufacture of biologics is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped.

•	We have limited operating revenue and a history of operational losses and may not achieve or sustain profitability. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales.

•	We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

•	Our executive officers, directors, current 5% or greater stockholders and entities affiliated with any of them, together will own % of our common stock after this offering based on the number of shares outstanding as of September 30, 2015; the concentration of our capital stock ownership will likely limit your ability to influence corporate matters.

Corporate Information

We were incorporated under the laws of the State of Delaware in November 2005. Our principal executive offices are located at 10421 Pacific Center Court, Suite 200, San Diego, California 92121, and our telephone number is (858) 362-6295. Our website address is www.anaptysbio.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated by reference into, this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock.

The mark “AnaptysBio” is our common law trademark. All other service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

The Offering

Shares of common stock offered by us	shares.

Option to purchase additional shares to be offered by us	shares.

Shares of common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).

Voting rights	Upon the closing of this offering, each outstanding share of our convertible preferred stock will automatically convert into one share of common stock. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. See “Description of Capital Stock.”

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares in full), based upon the assumed initial offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds that we receive in this offering for product discovery and development and general corporate purposes. We may use a portion of the proceeds to acquire other complementary businesses or technologies. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Select Market symbol	“ANAB”

The number of shares of our common stock to be outstanding after this offering is based on 98,951,685 shares of our common stock outstanding as of September 30, 2015, and excludes:

•	13,563,272 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2015, with a weighted-average exercise price of $0.51 per share;

•	1,251,041 shares of common stock issuable upon the exercise of options granted between September 30, 2015 and November 30, 2015, with an exercise price of $1.22 per share;

•

            shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (a) 3,191,727 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan as of September 30, 2015, (b)             shares of common stock reserved for future

issuance under our 2016 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus and (c)         shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon closing of this offering, any remaining shares available for issuance under our 2006 Equity Incentive Plan will be added to the shares reserved under our 2016 Equity Incentive Plan and we will cease granting awards under our 2006 Equity Incentive Plan. Our 2016 Equity Incentive Plan and 2016 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans;”

•	822,386 shares of our common stock issuable upon exercise of warrants for shares of common stock with an exercise price of $0.65 per share, that do not expire upon the closing of this offering; and

•	2,063,484 shares of common stock issuable upon the exercise of warrants to purchase shares of our Series C convertible preferred stock that were outstanding as of September 30, 2015, with an exercise price of $0.65 per share, that do not expire upon the closing of this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2015 into an aggregate of 80,645,051 shares of common stock immediately prior to the closing of this offering;

•	a -for- reverse stock split of our common stock and convertible preferred stock, which will become effective prior to the completion of this offering;

•	the effectiveness of our restated certificate of incorporation in connection with the closing of this offering;

•	no exercise of outstanding stock options or warrants subsequent to September 30, 2015; and

•	no exercise of the underwriters’ option to purchase additional shares.

Summary Consolidated Financial Data

The summary statements of operations data presented below for the years ended December 31, 2013 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2014 and 2015 and our consolidated balance sheet data as of September 30, 2015 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on a basis consistent with our audited financial statements and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial statements. The following summary consolidated financial data should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period, and the results for the nine months ended September 30, 2015 are not necessarily indicative of results to be expected for the full year. The summary financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
(in thousands, except per share data)	2013	2014	2014	2015
			(unaudited)
Consolidated Statements of Operations Data:
Collaboration revenue	$5,483	$15,838	$12,133	$13,517

Operating expenses:
Research and development	8,820	8,614	6,009	10,732
General and administrative	1,950	2,354	1,780	2,515

Total operating expenses	10,770	10,968	7,789	13,247

Income (loss) from operations	(5,287)	4,870	4,344	270

Other income (expense), net
Interest expense	(886)	(1,281)	(1,271)	(344)
Change in fair value of liability for preferred stock warrants	627	(59)	(44)	(1,528)
Other income (expense)	1	2	1	(241)

Total other expense, net	(258)	(1,338)	(1,314)	(2,113)

Income (loss) before income taxes	(5,545)	3,532	3,030	(1,843)
Provision for income taxes	—	—	—	(50)

Net income (loss)	(5,545)	3,532	3,030	(1,893)
Net income attributed to participating securities	—	(3,300)	(2,741)	—

Net income (loss) attributed to common stockholders	$(5,545)	$232	$289	$(1,893)

Net income (loss) per common share:(1)
Basic and diluted	$(0.71)	$0.01	$0.02	$(0.11)

Weighted-average number of shares outstanding:(1)
Basic and diluted	7,787	17,368	17,368	17,694

Pro forma net income (loss) per common share (unaudited):(1)
Basic and diluted		$0.06		$(0.03)

Pro forma weighted-average number of shares outstanding (unaudited):(1)
Basic and diluted		58,473		70,904

(1)	See Note 2 to our annual and interim consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per common share, unaudited pro forma basic and diluted net income (loss) per common share and the weighted-average number of shares used in the computation of the per share amounts.

	As of September 30, 2015 (unaudited)
(in thousands)	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$55,245	$	$
Total assets	60,877
Notes payable, current portion	1,023
Notes payable, noncurrent portion	3,853
Preferred stock warrant liabilities	1,800
Convertible preferred stock	77,516
Total stockholders’ equity (deficit)	(31,935)

(1)	The pro forma consolidated balance sheet data give effect to: (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2015 into 80,645,051 shares of common stock immediately prior to the closing of this offering and (ii) the conversion of the preferred stock warrants into common stock warrants and the related reclassification of the preferred stock warrant liability to additional paid-in capital.
(2)	The pro forma as adjusted balance sheet data give effect to the pro forma adjustments and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming that the number of shares offered by us, remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, total assets and total stockholders’ equity (deficit) by approximately $ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before making your decision to invest in shares of our common stock, you should carefully consider the risks described below, together with the other information contained in this prospectus, including our financial statements and the related notes appearing at the end of this prospectus. We cannot assure you that any of the events discussed below will not occur. These events could have a material and adverse impact on our business, results of operations, financial condition and cash flows. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Discovery and Development of Our Product Candidates

Our product candidates are in early stages of development and may fail in development or suffer delays that adversely affect their commercial viability. If we or our collaborators are unable to complete development of or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We are using our proprietary technology platform to develop therapeutic antibodies, including our two lead wholly-owned product candidates, ANB019 and ANB020, as well as other programs that are being developed by our collaborators. However, all of our wholly-owned and partnered product candidates are in the early stages of development, and, for a wide variety of reasons discussed below, may fail in development or suffer delays that adversely affect their commercial viability.

A product candidate can unexpectedly fail at any stage of preclinical and clinical development. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. The results from preclinical testing or early clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate.

The success of our current product candidates, and any other product candidates we may develop in the future, will depend on many factors, including the following:

•	obtaining regulatory permission to initiate clinical trials;

•	successful enrollment of patients in, and the completion of, our planned clinical trials;

•	receiving marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and non-patent exclusivity for our product candidates and their components;

•	enforcing and defending intellectual property rights and claims;

•	achieving desirable therapeutic properties for our product candidates’ intended indications;

•	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with third parties;

•	acceptance of our product candidates, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies; and

•	maintaining an acceptable safety profile of our product candidates through clinical trials and following regulatory approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would harm our business.

Furthermore, delays or difficulties in patient enrollment or difficulties in retaining trial participants can result in increased costs, longer development times or termination of a clinical trial. Clinical trials of a new product candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the product candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, including the size of the patient population, the eligibility criteria for the clinical trial, the age and condition of the patients, the stage and severity of disease, the nature of the protocol, the proximity of patients to clinical sites and the availability of effective treatments for the relevant disease. We may not be able to initiate our planned clinical trials if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the U.S. Food and Drug Administration, or FDA, or foreign regulatory authorities. More specifically, some of our product candidates, including ANB019, initially target indications that are very rare, which can prolong the clinical trial timeline for the regulatory process if sufficient patients cannot be enrolled in a timely manner.

We have never dosed any of our product candidates in humans. Our planned clinical trials or those of our collaborators may reveal significant adverse events, toxicities or other side effects and may result in a safety profile that could inhibit regulatory approval or market acceptance of any of our product candidates.

In order to obtain marketing approval for any of our product candidates, we must demonstrate the safety and efficacy of the product candidate for the relevant clinical indication or indications through preclinical studies and clinical trials as well as additional supporting data. If our product candidates are associated with undesirable side effects in preclinical studies or clinical trials or have characteristics that are unexpected, we may need to interrupt, delay or abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective.

We have not yet initiated any clinical trials or dosed any of our product candidates, including ANB019 and ANB020, in humans. We have conducted various preclinical studies of our product candidates, but we do not know the predictive value of these studies for humans, and we cannot guarantee that any positive results in preclinical studies will successfully translate to human patients. It is not uncommon to observe results in human clinical trials that are unexpected based on preclinical testing, and many product candidates fail in clinical trials despite promising preclinical results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for their products. Subjects in our planned clinical trials may suffer significant adverse events or other side effects not observed in our preclinical studies, including, but not limited to, immunogenic responses, organ toxicities such as liver, heart or kidney or other tolerability issues. The observed potency and kinetics of our product candidates in preclinical studies may not be observed in human clinical trials. We have tested the dosing frequency and route of administration of our product candidates in preclinical studies, which will inform our dosing strategy for future clinical trials, however such dose and route of administration may not result in sufficient exposure or pharmacological effect in humans, and may lead to unforeseen toxicity not previously observed in preclinical testing. Further, if clinical trials of our product candidates fail to demonstrate efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

If significant adverse events or other side effects are observed in any of our future clinical trials, we may have difficulty recruiting patients to the clinical trial, patients may drop out of our trial, or we may be required to abandon the trial or our development efforts of that product candidate altogether. We, the FDA, or other applicable regulatory authorities, or an Institutional Review Board, or IRB, may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects in such trials are being exposed to unacceptable health risks or adverse side effects. Some potential therapeutics developed in the biotechnology industry that initially showed therapeutic promise in early-stage studies have later been found to cause side effects that prevented their further development. Even if the side effects do not preclude the drug from obtaining or maintaining marketing approval, undesirable side effects may inhibit market acceptance of the approved product due to its tolerability versus other therapies. Any of these developments could materially harm our business, financial condition and prospects.

Further, if any of our product candidates obtains marketing approval, toxicities associated with our product candidates may also develop after such approval and lead to a requirement to conduct additional clinical safety trials, additional warnings being added to the labeling, significant restrictions on the use of the product or the withdrawal of the product from the market. We cannot predict whether our product candidates will cause toxicities in humans that would preclude or lead to the revocation of regulatory approval based on preclinical studies or early stage clinical testing.

We and/or our collaborators may be unable to obtain, or may be delayed in obtaining, required regulatory approvals in the United States or in foreign jurisdictions, which would materially impair our ability to commercialize and generate revenue from our product candidates.

Our ability to continue to develop our product candidates, and to have the potential to achieve and sustain profitability, depends on the FDA and foreign regulatory authorities permitting us to conduct human clinical trials and, if our products are safe and effective, obtaining approval from the FDA and foreign regulatory authorities to market them and subsequently successfully commercializing them, either alone or with our collaborators. The research, testing, manufacturing, labeling, approval, selling, marketing and distribution of drug and biologic products are subject to extensive regulation by the FDA and foreign regulatory authorities. Before commencing clinical trials in the United States for any product candidate, we must submit an IND to the FDA; foreign regulatory authorities enforce similar requirements for initiation of clinical trials in other countries. An IND or foreign equivalent requires extensive preclinical studies, and there is no guarantee that the FDA or foreign regulatory authorities will allow clinical trials to proceed based on the IND or equivalent submission. For example, although we have initiated toxicology studies for our product candidates, the FDA in the United States, the TGA in Australia or other foreign regulatory authorities, as applicable, may not allow our clinical trials to proceed in the regulatory authority’s jurisdiction if we are unable to show safety margins acceptable to the particular regulatory authority in appropriate animal species in our preclinical toxicology studies.

Even if we or our collaborators initiate and complete clinical trials for our product candidates, we will not be permitted to market our product candidates in the United States until we receive approval of a Biologics License Application, or BLA, from the FDA, and will not be permitted to market in other countries without marketing approval from foreign regulatory authorities. Obtaining approval of a BLA or other marketing approvals is often a lengthy, expensive and uncertain process over which the FDA and foreign regulatory authorities have substantial discretion. Other than preliminary comments from the FDA for a pre-IND meeting for ANB020 that focused on preclinical data necessary to initiate studies in humans and potential design for Phase 1 study in healthy volunteers, we have not yet discussed with the FDA or foreign regulatory authorities the development plans for any of our product candidates or the designs of any of our later-stage clinical studies. We thus do not have the benefit of the FDA’s or foreign regulatory authorities’ current thinking on trial designs or product development for our target indications. For example, although we believe a small pivotal trial, potentially with fewer than 100 patients, may be sufficient to demonstrate substantial evidence of efficacy of ANB019 in generalized pustular psoriasis, or GPP, patients who have IL-36RA genetic mutations, we have not yet discussed clinical trial design for this indication with the FDA, and the FDA may disagree with our proposed trial design, including the number of patients necessary to demonstrate efficacy and/or may require us to conduct more than one pivotal study in order to obtain approval of a BLA.

Preclinical studies and clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. Products, on average, take ten to 15 years to be developed from the time they are discovered to the time they are approved and available for treating patients. The start or end of a clinical trial is often delayed or halted for many reasons, including:

•	imposition of a clinical hold for safety reasons or following an inspection of our clinical trial operations or site by the FDA or other regulatory authorities;

•	manufacturing challenges;

•	insufficient supply or quality of product candidates or other materials necessary to conduct clinical trials;

•	delays in reaching or failure to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites and contract research organizations, or CROs, or failure by such CROs or trials sites to carry out the clinical trial in accordance with our agreed-upon terms;

•	clinical sites electing to terminate their participation in one of our clinical trials;

•	inability or unwillingness of patients or medical investigators to follow our clinical trial protocols;

•	required clinical trial administrative actions;

•	slower than anticipated patient enrollment;

•	changing standards of care;

•	safety concerns;

•	availability or prevalence of use of a comparative drug or required prior therapy; or

•	clinical outcomes or financial constraints.

Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Regulatory authorities may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical or other studies or clinical trials. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Moreover, regulatory authorities may determine that the clinical and other benefits of a product candidate do not outweigh the safety or other risks. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may also cause delays in or prevent the approval of an application.

If we experience any of the issues described above, or other similar or related issues, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others; obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the product removed from the market after obtaining marketing approval.

We may not be successful in our efforts to use and expand our technology platform to build a pipeline of product candidates and develop marketable products.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. Our business depends on our successful development and commercialization of the limited number of internal product candidates we have in preclinical development. Even if we are successful in continuing to build our pipeline, development of the potential product candidates that we identify will require substantial investment in additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply capability, building a commercial organization, and significant marketing efforts before we generate any revenue from product sales. Furthermore, such product candidates may not be suitable for clinical development, including as a result of their harmful side effects, limited efficacy or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we cannot validate our technology platform by successfully developing and commercializing product candidates based upon our technological approach, we may not be able to obtain product or partnership revenue in future periods, which would adversely affect our business, prospects, financial condition and results of operations.

As a result of our current focus on our lead product candidates, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. Our understanding and evaluation of biological targets for the discovery and development of new product candidates may fail to identify challenges encountered in subsequent preclinical and clinical development. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

We have no history of conducting clinical trials or commercializing biotechnology products, which may make it difficult to evaluate the prospects for our future viability.

Our operations to date have been limited to financing and staffing our company, developing our technology and developing our two lead product candidates, ANB019 and ANB020, and other product candidates with and without our collaborators. Although we have recruited a team that has experience with clinical trials in the United States, none of our employees have experience with clinical trials in Australia and, as a company, we have no experience conducting clinical trials in any jurisdiction and have not had previous experience commercializing product candidates, including submitting an IND or a BLA to the FDA. We have only recently submitted a CTN for ANB020, the approval of which will allow us to initiate clinical trials in Australia, and have not obtained marketing authorization from foreign regulatory authorities. In part because of this lack of experience, we cannot be certain that planned clinical trials will begin or be completed on time, if at all, that our planned development programs would be acceptable to the FDA or other regulatory authorities, or that, if approval is obtained, such product candidates can be successfully commercialized. Clinical trials and commercializing our wholly-owned product candidates will require significant additional financial and management resources, and reliance on third-party clinical investigators, CROs, consultants or collaborators. Relying on third-party clinical investigators, CROs or collaborators may result in delays that are outside of our control.

Furthermore, we may not have the financial resources to continue development of, or to enter into collaborations for, a product candidate if we experience any problems or other unforeseen events that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including:

•	negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

•	delays in submitting INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•	conditions imposed by the FDA or foreign regulatory authorities regarding the number, scope or design of our clinical trials;

•	delays in enrolling research subjects in clinical trials;

•	high drop-out rates of research subjects;

•	inadequate supply or quality of clinical trial materials or other supplies necessary for the conduct of our clinical trials;

•	greater than anticipated clinical trial costs;

•	poor effectiveness or unacceptable side effects of our product candidates during clinical trials;

•	unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

•	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•	serious and unexpected drug-related side effects experienced by participants in our planned clinical trials or by individuals using drugs similar to our product candidates;

•	delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA and foreign regulatory authorities.

Consequently, any predictions you make about our future success or viability based on our short operating history may not be as accurate as they could be if we had a longer operating history or an established track record in conducting clinical trials or commercializing products.

Further, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We face significant competition, and if our competitors develop and market products that are more effective, safer or less expensive than our product candidates, our commercial opportunities will be negatively impacted.

The biotechnology industry is highly competitive and subject to rapid and significant technological change. Products we may develop in the future are also likely to face competition from other drugs and therapies, some of which we may not currently be aware. We have competitors both in the United States and internationally, including major multinational pharmaceutical and biotechnology companies, established biotechnology companies, specialty biotechnology companies, emerging and start-up companies, universities and other research institutions. Many of our competitors have significantly greater financial, manufacturing, marketing, drug development, technical and human resources and commercial expertise than we do. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology products. These companies also have significantly greater research and marketing capabilities than we do and may also have products that have been approved or are in late stages of development, and collaborative arrangements in our target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that we develop obsolete. As a result of all of these factors, our competitors may succeed in obtaining patent protection and/or approval from the FDA or foreign regulatory authorities or discovering, developing and commercializing products in our field before we do.

For asthma, our competitors include omalizumab (Xolair; Roche) which has received FDA approval and functions by inhibiting the binding between free IgE and FceRI; antibodies that bind IL-5 and inhibit its interaction with the IL-5 receptor such as mepolizumab (Nucala; Glaxosmithkline), which the FDA recently approved for the add-on maintenance treatment in patients aged 12 years or older with severe eosinophilic asthma, and reslizumab (Teva), which the FDA’s Pulmonary-Allergy Drugs Advisory Committee recommended for approval in adult patients aged 18 years and older for the treatment of inadequately controlled asthma in patients with elevated eosinophils, despite an inhaled corticosteroids treatment regimen; antibodies such as benralizumab (AstraZeneca) that bind the IL-5 receptor; antibodies that bind to IL-13 such as lebrikizumab (Roche), tralokinumab (AstraZeneca) and anrukinzumab (Pfizer), which are in clinical testing; antibodies that bind the IL-4 receptor alpha chain, such as dupilumab (Regeneron) and AMG317 (Amgen) each in clinical testing and antibodies that bind the ST2 receptor including AMG282 (Amgen), which is in clinical testing. For peanut allergy, our competitors include DBV Technologies, which is developing transdermal products for tolerization of food allergies, while Aimmune Therapeutics is developing oral products for peanut allergy desensitization. For GPP and PPP, our competitors include marketed therapies such as secukinumab (Cosentyx; Novartis) which binds IL-17A; ustekinumab (Stelara; Janssen) which blocks IL-12 and 23 cytokine function; and acitretin (Soriatane; Glaxosmithkline), as well as therapies in development such as guselkumab (Janssen) which blocks IL-23 cytokine function and gevokizumab (Xoma 052) which binds IL-1 beta.

With the enactment of the Biologics Price Competition and Innovation Act of 2009, or BPCIA, an abbreviated pathway for the approval of biosimilar and interchangeable biological products was created. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as interchangeable based on its similarity to an existing reference product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product is approved under a biologics license application, or BLA. On March 6, 2015, the FDA approved the first biosimilar product under the BPCIA. However, the law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our biological products.

We believe that if any of our product candidates are approved as a biological product under a BLA it should qualify for the 12-year period of exclusivity. However, there is a risk that the FDA will not consider any of our product candidates to be reference products for competing products, potentially creating the opportunity for biosimilar competition sooner than anticipated. Additionally, this period of regulatory exclusivity does not apply to companies pursuing regulatory approval via their own traditional BLA, rather than via the abbreviated pathway. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe effects, are more convenient, are less expensive or capture significant market share prior to or during our commercialization. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. In addition, our ability to compete may be affected in many cases by insurers or other third party payors seeking to encourage the use of biosimilar products. Even if our product candidates achieve marketing approval, they may be priced at a significant premium over competitive biosimilar products if any have been approved by then.

Smaller and other early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for planned clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. In addition, the biotechnology industry is characterized by rapid technological change. If we fail to stay at the forefront of technological change, we may be unable to compete effectively. Technological advances or products developed by our competitors may render our technologies or product candidates obsolete, less competitive or not economical.

Our product candidates may not achieve adequate market acceptance among physicians, patients, healthcare payors and others in the medical community necessary for commercial success.

Even if our product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients, healthcare payors and others in the medical community. The degree of market acceptance of any of our approved product candidates will depend on a number of factors, including:

•	the efficacy and safety profile as demonstrated in planned clinical trials;

•	the timing of market introduction of the product candidate as well as competitive products;

•	the clinical indications for which the product candidate is approved;

•	restrictions on the use of our products, if approved, such as boxed warnings or contraindications in labeling, or a risk evaluation and mitigation strategy, or REMS, if any, which may not be required of alternative treatments and competitor products;

•	acceptance of the product candidate as a safe and effective treatment by physicians, clinics and patients;

•	the potential and perceived advantages of product candidates over alternative treatments, including any similar generic treatments;

•	the cost of treatment in relation to alternative treatments;

•	the availability of coverage and adequate reimbursement and pricing by third parties and government authorities;

•	relative convenience and ease of administration;

•	the frequency and severity of adverse events;

•	the effectiveness of sales and marketing efforts; and

•	unfavorable publicity relating to the product candidate.

If any product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, we may not generate or derive sufficient revenue from that product candidate and may not become or remain profitable.

If companion diagnostics for our product candidates for which such diagnostics are required, are not successfully, and in a timely manner, validated, developed or approved, we may not achieve marketing approval or realize the full commercial potential of our product candidates.

If companion diagnostics are developed in conjunction with clinical programs, the FDA may require regulatory approval of a companion diagnostic as a condition to approval of the product candidate. For example, if, as is currently planned, we use a genetic test to determine which patients are most likely to benefit from ANB019 for the treatment of GPP by designing our pivotal trial or trials of ANB019 in that indication to require that subjects test positive for specific genetic mutations as a criterion for enrollment, then we will likely be required to obtain FDA approval or clearance of a companion diagnostic, concurrent with approval of ANB019, to test for those genetic mutations; we may also be required to demonstrate to the FDA the predictive utility of the companion diagnostic—namely, that the diagnostic selects for patients in whom the biologic therapy will be effective or more effective compared to patients not selected for by the diagnostic. We do not have experience or capabilities in developing or commercializing diagnostics and plan to rely in large part on third parties to perform these functions. We do not currently have any agreement in place with any third party to develop or commercialize companion diagnostics for any of our product candidates. Companion diagnostics are subject to regulation by the FDA and foreign regulatory authorities as medical devices and require separate regulatory approval prior to commercialization.

If we or our partners, or any third party, are unable to successfully develop companion diagnostics for our product candidates, or experience delays in doing so:

•	the development of our product candidates may be adversely affected if we are unable to appropriately select patients for enrollment in our planned clinical trials;

•	our product candidates may not receive marketing approval if their safe and effective use depends on a companion diagnostic; and

•	we may not realize the full commercial potential of any product candidates that receive marketing approval if, among other reasons, we are unable to appropriately identify patients with the specific genetic alterations targeted by our product candidates.

In addition, although we believe genetic testing is becoming more prevalent in the diagnosis and treatment of various diseases and conditions, our product candidates may be perceived negatively compared to alternative treatments that do not require the use of companion diagnostics, either due to the additional cost of the companion diagnostic or the need to complete additional procedures to identify genetic markers prior to administering our product candidates.

If any of these events were to occur, our business would be harmed, possibly materially.

The manufacture of biologics is complex and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide supply of our product candidates for clinical trials or our products for patients, if approved, could be delayed or stopped.

The process of manufacturing biologics is complex, highly-regulated and subject to multiple risks. Manufacturing biologics is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered at the facilities of our manufacturer, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if we or our collaborators obtain regulatory approval for any of our product candidates, there is no assurance that manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and growth prospects.

Scaling up a biologic manufacturing process is a difficult and uncertain task, and we may not be successful in transferring our production system or the manufacturer may not have the necessary capabilities to complete the implementation and development process. If we are unable to adequately validate or scale-up the manufacturing process with our current manufacturer, we will need to transfer to another manufacturer and complete the manufacturing validation process, which can be lengthy. If we are able to adequately validate and scale-up the manufacturing process for our product candidates with a contract manufacturer, we will still need to negotiate with such contract manufacturer an agreement for commercial supply and it is not certain we will be able to come to agreement on terms acceptable to us.

Risks Related to Our Financial Position and Capital Needs

We have limited operating revenue and a history of operational losses and may not achieve or sustain profitability. We have no products approved for commercial sale, and to date we have not generated any revenue or profit from product sales.

We are an early-stage biotechnology company with a limited operating history. We have no approved products and none of our product candidates have progressed to clinical development. To date, our revenue has been primarily derived from our research collaboration and license agreements with third parties, including TESARO, Inc. and TESARO Development, Ltd., or collectively, TESARO, and Celgene Corporation, or Celgene, and we are significantly dependent on such collaborators for the successful development of product candidates in these collaborations. Our ability to generate revenue and become profitable depends upon our ability, alone or with our collaborators, to successfully complete the development of our product candidates for our target indications and to obtain necessary regulatory approvals.

Since our inception, we have incurred significant operating losses in every year except fiscal year 2014 and we do not expect to be profitable in 2015. Our collaboration revenue was $13.5 million and net loss was $1.9 million for the nine months ended September 30, 2015 and our collaboration revenue was $15.8 million and our net income was $3.5 million for the year ended December 31, 2014. As of September 30, 2015, we had an accumulated deficit of $47.2 million.

We have financed our operations primarily through private placements of our preferred stock and the issuance of debt. We have devoted substantially all of our efforts to research and development. We have not initiated clinical development of any product candidates and expect that it will be many years, if ever, before we have a product candidate ready for commercialization. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, and the net losses we incur may fluctuate significantly from quarter to quarter. Our revenue has been historically derived from amortization of upfront payments, research and development funding and milestone payments under collaboration and license agreements with our collaborators. Our ability to generate future product revenue from our current or future product candidates depends on a number of additional factors, including our or our collaborators’ ability to:

•	continue our research and preclinical development of our product candidates;

•	identify additional product candidates;

•	maintain existing and enter into new collaboration agreements;

•	conduct additional preclinical studies and initiate clinical trials for our product candidates;

•	obtain approvals for the product candidates we develop or developed under our collaboration arrangements;

•	establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional executive, clinical, quality control and scientific personnel;

•	add operational, financial and management information systems and personnel, including personnel to support our product development;

•	establish and maintain supply and manufacturing relationships with third parties, and ensure adequate and legally compliant manufacturing of our products;

•	obtain coverage and adequate product reimbursement from third-party payors, including government payors;

•	acquire or in-license other product candidates and technologies; and

•	achieve market acceptance for our or our collaborators’ products, if any.

We are unable to predict the timing or amount of increased expenses, or when, or if, we will be able to achieve or maintain profitability because of the numerous risks and uncertainties associated with product development. In addition, our expenses could increase significantly beyond expectations if we are required by the FDA or other regulatory authorities to perform studies or trials in addition to those that we currently anticipate. Even if ANB019 and ANB020, or any of our other product candidates, are approved for commercial sale, we anticipate incurring significant costs associated with the commercial launch of any product candidate.

We are currently only in the preclinical development stages for our most advanced product candidates. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain or expand our research and development efforts, expand our business or continue our operations. A decline in the value of our company would also cause you to lose part or even all of your investment.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

As a research and development company, our operations have consumed substantial amounts of cash since our inception. We expect our research and development expenses to increase substantially in connection with our ongoing activities, particularly as we continue our discovery and preclinical development to identify new clinical candidates, and we and our collaborators initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and funding we expect to receive under existing collaboration agreements, will fund our projected operating requirements through at least the next 24 months. However, circumstances may cause us to consume capital more rapidly than we currently anticipate. For example, as we continue to move our product candidates through preclinical studies, submit INDs or foreign equivalents and commence clinical development we may have adverse results requiring us to find new product candidates, or our collaborators may not elect to pursue the development and commercialization of any of our product candidates that are subject to their respective agreements with us. Any of these events may increase our development costs more than we expect. We may need to raise additional funds or otherwise obtain funding through product collaborations to continue development of our product candidates.

If we need to secure additional financing, such additional fundraising efforts may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize future product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we do not raise additional capital when required or on acceptable terms, we may need to:

•	significantly delay, scale back or discontinue the development or commercialization of any product candidates or cease operations altogether;

•	seek strategic alliances for research and development programs at an earlier stage than we would otherwise desire or on terms less favorable than might otherwise be available;

•	relinquish, or license on unfavorable terms, our rights to technologies or any future product candidates that we otherwise would seek to develop or commercialize ourselves; or

•	eliminate staff to conserve resources.

If we need to conduct additional fundraising activities and we do not raise additional capital in sufficient amounts or on terms acceptable to us, we may be prevented from pursuing development and commercialization efforts, which will have a material adverse effect on our business, operating results and prospects.

Our forecast of the period of time through which our financial resources will adequately support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed elsewhere in this “Risk Factors” section. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements, both short and long-term, will depend on many factors, including:

•	the initiation, progress, timing, costs and results of preclinical studies and clinical trials for our product candidates and future product candidates we may develop;

•	the number and size of clinical trials needed to show safety, efficacy and an acceptable risk/benefit profile for any of our product candidates;

•	the outcome, timing and cost of seeking and obtaining regulatory approvals from the FDA and foreign regulatory authorities, including the potential for such authorities to require that we perform more studies or trials than those that we currently expect;

•	our ability to maintain existing and enter into new collaboration agreements;

•	the cost to establish, maintain, expand and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, preparing, filing, prosecution, defense and enforcement of any patents or other intellectual property rights;

•	the effect of competing technological and market developments;

•	market acceptance of any approved product candidates;

•	the costs of acquiring, licensing or investing in additional businesses, products, product candidates and technologies;

•	the cost of recruiting and retaining key employees;

•	the cost and timing of selecting, auditing and potentially validating a manufacturing site for commercial-scale manufacturing; and

•	the cost of establishing sales, marketing and distribution capabilities for our product candidates for which we may receive regulatory approval and that we determine to commercialize ourselves or in collaboration with our collaborators.

If a lack of available capital means that we cannot expand our operations or otherwise capitalize on our business opportunities, our business, financial condition and results of operations could be adversely affected.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights to our product candidates on unfavorable terms to us.

We may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that we raise additional capital through the sale of equity or convertible debt or equity securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a stockholder. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect our business. If we raise additional funds through up-front payments or milestone payments pursuant to strategic collaborations with third parties, we may have to relinquish valuable rights to our product candidates, or grant licenses on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Risks Related to Managing Growth, Operations and Macroeconomic Conditions

We must attract and retain highly skilled employees in order to succeed.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan, harm our operating results and increase our capabilities to successfully commercialize our product candidates. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover and develop product candidates and our business will be limited.

We currently have no marketing and sales force. If we are unable to establish effective sales or marketing capabilities or enter into agreements with third parties to sell or market our product candidates, we may not be able to effectively sell or market our product candidates, if approved, or generate product revenue.

We currently do not have a marketing or sales team for the marketing, sales and distribution of any of our product candidates that are able to obtain regulatory approval. In order to commercialize any product candidates, we must build on a territory-by-territory basis marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If our product candidates receive regulatory approval, we may decide to establish an internal sales or marketing team with technical expertise and supporting distribution capabilities to commercialize our product candidates, which will be expensive and time-consuming and will require significant attention of our executive officers to manage. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of any of our product candidates that we obtain approval to market. With respect to the commercialization of all or certain of our product candidates, we may choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements when needed on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval or any such commercialization may experience delays or limitations. If we are not successful in commercializing our product candidates, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses.

We expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product candidate development and growing our capability to conduct clinical trials. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We conduct significant operations through our Australian wholly-owned subsidiary. If we lose our ability to operate in Australia, or if our subsidiary is unable to receive the research and development tax credit allowed by Australian regulations, our business and results of operations will suffer.

In March 2015, we formed a wholly-owned Australian subsidiary, AnaptysBio Pty Ltd, or AnaptysBio Pty, to develop and commercialize our ANB019 and ANB020 antibody program in Australia. Due to the geographical distance and lack of employees currently in Australia, as well as our lack of experience operating in Australia, we may not be able to efficiently or successfully monitor, develop and commercialize our lead products or antibody program in Australia, including conducting clinical trials. Furthermore, we have no assurance that the results of any clinical trials that we conduct for our product candidates in Australia will be accepted by the FDA or foreign regulatory authorities for development and commercialization approvals.

In addition, current Australian tax regulations provide for a refundable research and development tax credit equal to 43.5% of qualified expenditures. If we lose our ability to operate AnaptysBio Pty in Australia, or if we are ineligible or unable to receive the research and development tax credit, or the Australian government significantly reduces or eliminates the tax credit, our business and results of operation would be adversely affected.

The manufacture of biotechnology products is complex and manufacturers often encounter difficulties in production. If we or any of our third-party manufacturers encounter any loss of our master cell banks or if any of our third-party manufacturers encounter other difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide product candidates for clinical trials or our products to patients, once approved, the development or commercialization of our product candidates could be delayed or stopped.

The manufacture of biotechnology products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers must comply with current good manufacturing practices, or cGMP, regulations and guidelines for the manufacturing of biologics used in clinical trials and, if approved, marketed products. To date, neither we nor our contract manufacturers has manufactured or attempted to manufacture cGMP batches of our products. Manufacturers of biotechnology products often encounter difficulties in production, particularly in scaling up and validating initial production. Furthermore, if microbial, viral or other contaminations are discovered in our products or in the manufacturing facilities in which our products are made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. Delays in raw materials availability and supply may also extend the period of time required to develop our products.

All of our therapeutic antibodies are manufactured by starting with cells which are stored in a cell bank. We have one master cell bank for each antibody manufactured in accordance with cGMP and multiple working cell banks and believe we would have adequate backup should any cell bank be lost in a catastrophic event. However, it is possible that we could lose multiple cell banks and have our manufacturing severely impacted by the need to replace the cell banks.

We cannot assure you that any stability or other issues relating to the manufacture of any of our product candidates or products will not occur in the future. Additionally, our manufacturers may experience manufacturing difficulties due to resource constraints or as a result of labor disputes or unstable political environments. If our manufacturers were to encounter any of these difficulties, or otherwise fail to comply with their contractual obligations, our ability to provide any product candidates to patients in planned clinical trials and products to patients, once approved, would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of planned clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to commence new clinical trials at additional expense or terminate clinical trials completely. Any adverse developments affecting clinical or commercial manufacturing of our product candidates or products may result in shipment delays, inventory shortages, lot failures, product withdrawals or recalls, or other interruptions in the supply of our product candidates or products. We may also have to take inventory write-offs and incur other charges and expenses for product candidates or products that fail to meet specifications, undertake costly remediation efforts or seek more costly manufacturing alternatives. Accordingly, failures or difficulties faced at any level of our supply chain could adversely affect our business and delay or impede the development and commercialization of any of our product candidates or products and could have an adverse effect on our business, prospects, financial condition and results of operations.

We may be vulnerable to disruption, damage and financial obligation as a result of system failures.

Despite the implementation of security measures, any of the internal computer systems belonging to us, our collaborators or our third-party service providers are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failure. Any system failure, accident or security breach that causes interruptions in our own, in collaborators’ or in third-party service vendors’ operations could result in a material disruption of our drug discovery and development programs. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our or our collaborators’ regulatory approval efforts and significantly increase our costs in order to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we may incur liability as a result, our drug discovery programs and competitive position may be adversely affected and the further development of our product candidates may be delayed. Furthermore, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, terrorist activity and other events beyond our control, which could harm our business.

Our facility is located in a seismically active region, which has also historically been subject to electrical blackouts as a result of a shortage of available electrical power. We have not undertaken a systematic analysis of the potential consequences to our business and financial results from a major earthquake, fire, power loss, terrorist activity or other disasters and do not have a recovery plan for such disasters. In addition, we do not carry sufficient insurance to compensate us for actual losses from interruption of our business that may occur, and any losses or damages incurred by us could harm our business. We maintain multiple copies of each of our antibody sequences and electronic data records, most of which we maintain at our headquarters. If our facility was impacted by a seismic event, we could lose all our antibody sequences, which would have an adverse effect on our ability to perform our obligations under our collaborations and discover new targets.

Risks Related to Our Dependence on Third Parties

Our existing collaborations, including those with TESARO and Celgene, are important to our business, and future collaborations may also be important to us. If we are unable to maintain any of these collaborations, or if these collaborations are not successful, our business could be adversely affected.

We have entered into collaborations with other biotechnology companies to develop several of our product candidates, and such collaborations currently represent a significant portion of our product pipeline. In addition, we have entered into other collaborations pursuant to which we have provided access to our technology platform to our collaborators to enable the optimization of their own product candidates. We have entered into antibody generation and/or development collaborations with various collaborators, including TESARO and Celgene, under which we have generated therapeutic quality antibodies using our technology platform and conducted certain preclinical studies in collaboration. These collaborations have provided us with $51.6 million in non-dilutive funding through November 30, 2015. We are currently aware that TESARO and Celgene are advancing multiple antibodies generated through our collaboration to clinical trials. If our collaborators terminate any of our collaborations, we may not receive all or any of this funding, which would adversely affect our business or financial condition. Other than TESARO, our operational obligations under each of our collaborations has ended.

We are unable to predict the success of our collaborations. Our collaborators have discretion in determining and directing the efforts and resources, including the ability to discontinue all efforts and resources, they apply to the development and, if approval is obtained, commercialization and marketing of the product candidates covered by such collaborations. As a result, our collaborators may elect to de-prioritize our programs, change their strategic focus or pursue alternative technologies in a manner that results in reduced, delayed or no revenue to us. Our collaborators may have other marketed products and product candidates under collaboration with other companies, including some of our competitors, and their corporate objectives may not be consistent with our best interests. Our collaborators may also be unsuccessful in developing or commercializing our products. If our collaborations are unsuccessful, our business, financial condition, results of operations and prospects could be adversely affected. In addition, any dispute or litigation proceedings we may have with our collaborators in the future could delay development programs, create uncertainty as to ownership of intellectual property rights, distract management from other business activities and generate substantial expense.

We may not succeed in establishing and maintaining additional development collaborations, which could adversely affect our ability to develop and commercialize product candidates.

In addition to our current licensing arrangements with TESARO and Celgene, a part of our strategy is to enter into additional strategic product development collaborations in the future, including collaborations to broaden and accelerate clinical development and potential commercialization of our product candidates. We may face significant competition in seeking appropriate development partners and the negotiation process is time-consuming and complex. Moreover, we may not succeed in our efforts to establish a development collaboration or other alternative arrangements for any of our other existing or future product candidates and programs because our research and development pipeline may be insufficient, our product candidates and programs may be deemed to be at too early a stage of development for collaborative effort and/or third parties may not view our product candidates and programs as having the requisite potential to demonstrate safety and efficacy. Even if we are successful in our efforts to establish new development collaborations, the terms that we agree upon may not be favorable to us and we may not be able to maintain such development collaborations if, for example, development or approval of a product candidate is delayed or sales of an approved product candidate are disappointing. Any delay in entering into new development collaboration agreements related to our product candidates could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market.

Moreover, if we fail to establish and maintain additional development collaborations related to our product candidates:

•	the development of certain of our current or future product candidates may be terminated or delayed;

•	our cash expenditures related to development of certain of our current or future product candidates would increase significantly and we may need to seek additional financing;

•	we may be required to hire additional employees or otherwise develop expertise, such as sales and marketing expertise, for which we have not budgeted; and

•	we will bear all of the risk related to the development of any such product candidates.

If third parties on which we depend to conduct our planned preclinical studies, or any future clinical trials, do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with adverse effects on our business, financial condition, results of operations and prospects.

We rely on third party clinical investigators, contract research organizations, or CROs, clinical data management organizations, or CMOs, and consultants to design, conduct, supervise and monitor preclinical studies of our product candidates and will do the same for any clinical trials. Because we rely on third parties and do not have the ability to conduct preclinical studies or clinical trials independently, we have less control over the timing, quality and other aspects of preclinical studies and clinical trials than we would if we conducted them on our own. These investigators, CROs, CMOs and consultants are not our employees and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties we contract with might not be diligent, careful or timely in conducting our preclinical studies or clinical trials, resulting in the preclinical studies or clinical trials being delayed or unsuccessful.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. Any such event could have an adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

Even if our product candidates receive regulatory approval, they will be subject to significant post-marketing regulatory requirements.

Any regulatory approvals that we may receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval study or risk management requirements. For example, the FDA may require a risk evaluation and mitigation strategy in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or foreign regulatory authorities approve our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. If we or a regulatory agency discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facilities where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing. In addition, failure to comply with FDA and foreign regulatory requirements may, either before or after product approval, if any, subject our company to administrative or judicially imposed sanctions, including:

•	restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or planned trials;

•	restrictions on the products, manufacturers or manufacturing process;

•	warning or untitled letters;

•	civil and criminal penalties;

•	injunctions;

•	suspension or withdrawal of regulatory approvals;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	total or partial suspension of production;

•	imposition of restrictions on operations, including costly new manufacturing requirements; and

•	refusal to approve pending BLAs or supplements to approved BLAs.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue.

Advertising and promotion of any product candidate that obtains approval in the United States will be heavily scrutinized by the FDA, the Department of Justice, the Department of Health and Human Services’ Office of Inspector General, state attorneys general, members of Congress and the public. Violations, including promotion of our products for unapproved (or off-label) uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the government. Additionally, comparable foreign regulatory authorities will heavily scrutinize advertising and promotion of any product candidate that obtains approval outside of the United States.

In the United States, engaging in the impermissible promotion of our products for off-label uses can also subject us to false claims litigation under federal and state statutes, which can lead to civil and criminal penalties and fines and agreements that materially restrict the manner in which a company promotes or distributes drug products. These false claims statutes include the federal False Claims Act, which allows any individual to bring a lawsuit against a biotechnology company on behalf of the federal government alleging submission of false or fraudulent claims, or causing to present such false or fraudulent claims, for payment by a federal program such as Medicare or Medicaid. If the government prevails in the lawsuit, the individual will share in any fines or settlement funds. Since 2004, these False Claims Act lawsuits against biotechnology companies have increased significantly in volume and breadth, leading to several substantial civil and criminal settlements regarding certain sales practices promoting off-label drug uses involving fines in excess of $1.0 billion. This growth in litigation has increased the risk that a biotechnology company will have to defend a false claim action, pay settlement fines or restitution, agree to comply with burdensome reporting and compliance obligations, and be excluded from Medicare, Medicaid and other federal and state healthcare programs. If we do not lawfully promote our approved products, we may become subject to such litigation and, if we do not successfully defend against such actions, those actions may have an adverse effect on our business, financial condition and results of operations.

Our failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our product candidates outside the United States.

In order to market and sell our products in other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, we must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries.

If we fail to comply with the regulatory requirements in international markets and receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected. We may not obtain foreign regulatory approvals on a timely basis, if at all. Our failure to obtain approval of any of our product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidate and our business prospects could decline.

We plan to conduct our initial clinical trials for ANB020 and ANB019 outside of the United States. However, the FDA and other foreign equivalents may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

We plan to conduct our initial clinical trials for ANB020 and ANB019 in Australia. We believe that clinical data generated in Australia will subsequently be accepted by the FDA and its foreign equivalents outside of Australia, and therefore may enable us to commence Phase 2 and possibly registration clinical trials in the United States following submission of an IND, without the need for us to repeat our Phase 1 trials in the United States. However, there can be no assurance the FDA or other foreign equivalents will accept data from the clinical trials we plan to conduct in Australia. If the FDA or other foreign equivalents do not accept any such data, we would likely be required to conduct additional Phase 1 clinical trials, which would be costly and time consuming, and delay aspects of our development plan, which could harm our business.

Although the FDA and other foreign equivalents may accept data from clinical trials conducted outside the United States, acceptance of such study data is generally subject to certain conditions. For example, the FDA requires the clinical trial to have been conducted in accordance with GCPs and the FDA must be able to validate the data from the clinical trial through an onsite inspection if it deems such inspection necessary. In addition, when studies are conducted outside of the United States, the FDA generally does not provide advance comment on the clinical protocols for the studies, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which would likely require us to conduct additional clinical trials.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with the following:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment and storage requirements;

•	cultural differences in medical practice and clinical research; and

•	diminished protection of intellectual property in some countries.

We plan to seek Orphan Drug Designation for ANB019 or certain of our other product candidates and we may not be able to obtain or maintain orphan designation or obtain the benefits associated with Orphan Drug status, including market exclusivity.

We plan to seek Orphan Drug Designation for ANB019 or certain of our other product candidates. Regulatory authorities in some jurisdictions, including the United States and the European Union, or EU, may designate biologics for relatively small patient populations as Orphan Drugs. Under the Orphan Drug Act, the FDA may designate a biologic as an Orphan Drug if it is intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States. Generally, if a biologic with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the biologic is entitled to a period of marketing exclusivity, which precludes the FDA, in the United States, or the European Medicines Agency, or EMA, in the EU, from approving another marketing application for a drug containing the same active moiety for the same indication for that time period. The applicable period is seven years in the United States and ten years in the European Union. The EU exclusivity period can be reduced to six years if a biologic no longer meets the criteria for Orphan Drug Designation or if the biologic is sufficiently profitable so that market exclusivity is no longer justified. Orphan Drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. In addition, the Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process. Also, regulatory approval for any product candidate may be withdrawn and other candidates may obtain approval before us.

We have not applied for Orphan Drug Designation for ANB019 for any indication, and may not be able to obtain designation or any of the potential benefits associated with it. For example, we plan to seek FDA Orphan Drug Designation for ANB019 for the treatment of GPP and PPP, which will likely require that we demonstrate to FDA that GPP and PPP are distinct diseases from psoriasis generally (a non-rare disease) or that use of ANB019 may be appropriate for the treatment of GPP and PPP but not appropriate for use in the general psoriasis population.

Even if we obtain Orphan Drug Designation, we may not receive Orphan Drug exclusivity, and such exclusivity, if obtained, may not effectively protect the candidate from competition because different drugs or biologics can be approved for the same condition and only the first biologic with an Orphan Drug Designation to receive regulatory approval for a particular indication will receive marketing exclusivity. Even after a drug or biological with Orphan Drug Designation is approved, the FDA can subsequently approve another biologic containing the same active moiety (which in the case of an antibody is the principal molecular structure) for the same condition if the FDA concludes that the later biologic is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Any drugs we develop may become subject to unfavorable third-party reimbursement practices and pricing regulations.

The availability and extent of coverage and adequate reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments. Sales of any of our product candidates that receive marketing approval will depend substantially, both in the United States and internationally, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, the principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services because CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare. Private payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost effectiveness of medical drug products. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific drug products on an approved list, known as a formulary, which might not include all FDA approved drugs for a particular indication. We or our collaborators may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of our products. Nonetheless, our product candidates may not be considered medically necessary or cost effective. We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our product candidates. In many countries, particularly the countries of the European Union, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, the prices of products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors, in the United States and internationally, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the healthcare market.

In addition to CMS and private payors, professional organizations such as the American Medical Association, or AMA, can influence decisions about reimbursement for new products by determining standards for care. In addition, many private payors contract with commercial vendors who sell software that provide guidelines that attempt to limit utilization of, and therefore reimbursement for, certain products deemed to provide limited benefit to existing alternatives. Such organizations may set guidelines that limit reimbursement or utilization of our product candidates.

Furthermore, some of our target indications, including for GPP, are rare diseases with small patient populations. In order for therapeutics that are designed to treat smaller patient populations to be commercially viable, the reimbursement for such therapeutics must be higher, on a relative basis to account for the low volume of sales. Accordingly, we will need to implement a coverage and reimbursement strategy for any approved product candidate that accounts for the smaller potential market size.

If we are unable to establish or sustain coverage and adequate reimbursement for any future product candidates from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell those product candidates, if approved. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Recently enacted legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and/or affect our ability to profitably sell any product candidates for which we obtain marketing approval.

For example, in March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the ACA, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.

Among the provisions of the ACA of importance to our potential product candidates are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•	expansion of eligibility criteria for Medicaid programs;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	requirements to report certain financial arrangements with physicians and teaching hospitals;

•	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians; and

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

We may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2024 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and accordingly, our financial operations.

Likewise, the annual Medicare Physician Fee Schedule update, which, until recently, was based on a target-setting formula system called the Sustainable Growth Rate (“SGR”), was adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR was linked to the growth in the U.S. gross domestic product (“GDP”), the SGR formula often resulted in a negative payment update when growth in Medicare beneficiaries’ use of services exceeded GDP growth. Congress repeatedly intervened to delay the implementation of negative SGR payment updates. For example, on April 1, 2014, with the enactment of the Protecting Access to Medicare Act of 2014, Congress prevented the 24 percent cut that was to occur by continuing the previously implemented 0.5 percent payment increase through December 31, 2014 and maintaining a zero percent payment update from January 1, 2015 through March 31, 2015. However, on April 14, 2015, Congress passed the Medicare Access and CHIP Reauthorization Act of 2015, which was signed into law by President Obama on April 16, 2015. This law repeals the SGR methodology from the physician payment formula, institutes a 0% update to the Medicare Physician Fee Schedule for the January 1 to July 1, 2015 period, a 0.5% payment update for July 2015 through the end of 2019, and a 0% payment update for 2020 through 2025, along with a merit-based incentive payment system beginning January 1, 2019, that will replace current incentive programs. For 2026 and subsequent years, the payment update will be either 0.75% or 0.25%, depending on which Alternate Payment Model the physician participates.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for biotechnology products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have an adverse effect on our business, financial condition, results of operations or prospects.

Our business exposes us to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of our development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. We currently have product liability insurance that we believe is appropriate for our stage of development and may need to obtain higher levels prior to marketing any of our product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have an adverse effect on our business.

Our relationships with customers and third-party payors will be subject to applicable anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose us to, among other things, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers and third-party payors play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

•	the federal false claims and civil monetary penalties laws, including the civil False Claims Act, impose criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report to CMS annually information regarding payments and other transfers of value to physicians and teaching hospitals as well as information regarding ownership and investment interests help by physicians and their immediate family members. The information was made publicly available on a searchable website in September 2014 and will be disclosed on an annual basis; and

•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Some state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, to provide accurate information to the FDA, to comply with federal and state health care fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the health care industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We intend to adopt a code of conduct prior to the closing of this offering, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Risks Related to Intellectual Property

If we are unable to obtain or protect intellectual property rights, we may not be able to compete effectively in our market.

Our success depends in significant part on our and our licensors’, licensees’ or collaborators’ ability to establish, maintain and protect patents and other intellectual property rights and operate without infringing the intellectual property rights of others. We have filed numerous patent applications both in the United States and in foreign jurisdictions to obtain patent rights to inventions we have discovered. We have also licensed from third parties rights to patent portfolios. Some of these licenses give us the right to prepare, file and prosecute patent applications and maintain and enforce patents we have licensed, and other licenses may not give us such rights.

The patent prosecution process is expensive and time-consuming, and we and our current or future licensors, licensees or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors, licensees or collaborators will fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and are reliant on our licensors, licensees or collaborators. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or collaborators fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaborators are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent position of biotechnology companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors’, licensees’ or collaborators’ patent rights are highly uncertain. Our and our licensors’, licensees’ or collaborators’ pending and future patent applications may not result in patents being issued which protect our technology or products, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. The patent examination process may require us or our licensors, licensees or collaborators to narrow the scope of the claims of our or our licensors’, licensees’ or collaborators’ pending and future patent applications, which may limit the scope of patent protection that may be obtained. In the past, we have not always been able to obtain the full scope of patent protection we have initially sought in our patent applications, and as described above and as is typical for most biotechnology patent prosecution, we have been required to narrow or eliminate patent claims as part of the patent prosecution process. In addition, some patent applications that we or our licensors have filed have not resulted in issued patents because we or our licensors have abandoned those patent applications as changes in business and/or legal strategies dictated.

We cannot assure you that all of the potentially relevant prior art relating to our patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may an initiate opposition, interference, re-examination, post-grant review, inter partes review, nullification or derivation action in court or before patent offices, or similar proceedings challenging the validity, enforceability or scope of such patents, which may result in the patent claims being narrowed or invalidated. Our and our licensors’, licensees’ or collaborators’ patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover the technology.

Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file any patent application related to a product candidate. Furthermore, if third parties have filed such patent applications on or before March 15, 2013, an interference proceeding in the United States can be initiated by such third parties to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. If third parties have filed such applications after March 15, 2013, a derivation proceeding in the United States can be initiated by such third parties to determine whether our invention was derived from theirs. Even where we have a valid and enforceable patent, we may not be able to exclude others from practicing our invention where the other party can show that they used the invention in commerce before our filing date or the other party benefits from a compulsory license. In addition, patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product, we may be open to competition from competitive medications, including biosimilar or generic medications.

Furthermore, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. We expect to seek extensions of patent terms where these are available in any countries where we are prosecuting patents. This includes in the United States under the Drug Price Competition and Patent Term Restoration Act of 1984, which permits a patent term extension of up to five years beyond the expiration of the patent. However the applicable authorities, including the FDA and the U.S. Patent and Trademark Office, or USPTO, in the United States, and any equivalent foreign regulatory authority, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, enforcing and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our or our licensors’ or collaborators’ intellectual property rights may not exist in some countries outside the United States or may be less extensive in some countries than in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we and our licensors or collaborators may not be able to prevent third parties from practicing our and our licensors’ or collaborators’ inventions in all countries outside the United States, or from selling or importing products made using our and our licensors’ or collaborators’ inventions in and into the United States or other jurisdictions. Competitors may use our and our licensors’ or collaborators’ technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we and our licensors or collaborators have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our and our licensors’ or collaborators’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biotechnology, which could make it difficult for us and our licensors or collaborators to stop the infringement of our and our licensors’ or collaborators’ patents or marketing of competing products in violation of our and our licensors’ or collaborators’ proprietary rights generally. Proceedings to enforce our and our licensors’ or collaborators’ patent rights in foreign jurisdictions could result in substantial costs and divert our and our licensors’ or collaborators’ efforts and attention from other aspects of our business, could put our and our licensors’ or collaborators’ patents at risk of being invalidated or interpreted narrowly and our and our licensors’

or collaborators’ patent applications at risk of not issuing and could provoke third parties to assert claims against us or our licensors or collaborators. We or our licensors or collaborators may not prevail in any lawsuits that we or our licensors or collaborators initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation.

An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. A third party that files a patent application in the USPTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we had made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and, in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ or collaborators’ patent applications and the enforcement or defense of our or our licensors’ or collaborators’ issued patents, all of which could have an adverse effect on our business and financial condition.

Moreover, in recent years, the Supreme Court and the U.S. Court of Appeals for the Federal Circuit have rendered decisions in several patent cases such as Association for Molecular Pathology v. Myriad Genetics, Inc. (Myriad I), BRCA1- & BRCA2-Based Hereditary Cancer Test Patent Litig., (Myriad II), Mayo Collaborative Services v. Prometheus Laboratories, Inc., and Alice Corporation Pty. Ltd. v. CLS Bank International, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors’ or collaborators’ ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors’ or collaborators’ ability to obtain new patents or to enforce existing patents and patents that we and our licensors or collaborators may obtain in the future.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance and annuity fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors or collaborators fail to maintain the patents and patent applications covering our product candidates, our competitors might be able to enter the market, which would have an adverse effect on our business.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we collaborate with various collaborators on the development and commercialization of one or more of our product candidates and because we rely on third parties to manufacture our product candidates, we must, at times, share trade secrets with them. We seek to protect our wholly-owned technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with in the future may be granted rights to publish data arising out of such collaboration, provided that we are notified in advance and given the opportunity to delay publication for a limited time period in order for us to secure patent protection of intellectual property rights arising from the collaboration, in addition to the opportunity to remove confidential or trade secret information from any such publication. Our existing collaborative research and development programs may require us to share trade secrets under the terms of our research and development collaborations or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may become involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time-consuming and unsuccessful and have an adverse effect on the success of our business.

Third parties may infringe our or our licensors’ or collaborators’ patents or misappropriate or otherwise violate our or our licensors’ or collaborators’ intellectual property rights. In the future, we or our licensors or collaborators may initiate legal proceedings to enforce or defend our or our licensors’ or collaborators’ intellectual property rights, to protect our or our licensors’ or collaborators’ trade secrets or to determine the validity or scope of intellectual property rights we own or control. Also, third parties may initiate legal proceedings against us or our licensors or collaborators to challenge the validity or scope of intellectual property rights we own or control. These proceedings can be expensive and time-consuming, and many of our or our licensors’ or collaborators’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaborators. In addition, in an infringement proceeding, a court may decide that a patent owned by or licensed to us is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our or our licensors’ or collaborators’ patents do not cover the technology in question. Furthermore, an adverse result in any litigation or administrative proceeding could put one or more of our or our licensors’ or collaborators’ patents at risk of being invalidated, held unenforceable or interpreted narrowly.

Accordingly, despite our or our licensors’ or collaborators’ efforts, we or our licensors or collaborators may not prevent third parties from infringing upon or misappropriating intellectual property rights we own or control, particularly in countries where the laws may not protect those rights as fully as in the United States. In addition, litigation and administrative proceedings could result in substantial costs and diversion of management resources, which could harm our business and financial results.

Within and outside of the United States, there has been a substantial amount of litigation and administrative proceedings regarding patent and other intellectual property rights in the pharmaceutical industry including opposition, derivation, reexamination, inter partes review or interference proceedings, or other preissuance or post-grant proceedings in the United States or other jurisdictions. Such proceedings may be provoked by third parties or by us or our licensors or collaborators to protect or enforce our or our licensors’ or collaborators’ patents or patent applications. Additionally, third-party preissuance submission of prior art to the USPTO or other foreign jurisdictions may jeopardize the issuance or scope of our or our licensors’ or collaborators’ patent applications. An unfavorable outcome in any such proceedings could require us or our licensors or collaborators to cease using the related technology, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our licensors or collaborators a license on commercially reasonable terms or at all, and we could be forced to stop commercializing our product candidates. Even if we or our licensors or collaborators obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaborators.

In addition, if the breadth or strength of protection provided by our or our licensors’ or collaborators’ patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates. Even if we successfully defend such litigation or proceeding, we may incur substantial costs, and it may distract our management and other employees. We could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of shares of our common stock.

If we breach the license agreements related to our product candidates, we could lose the ability to continue the development and commercialization of our product candidates.

Our commercial success depends upon our ability, and the ability of our licensors and collaborators, to develop, manufacture, market and sell our product candidates and use our and our licensors’ or collaborators’ wholly-owned technologies without infringing the proprietary rights of third parties. A third party may hold intellectual property, including patent rights that are important or necessary to the development of our products. As a result, we are a party to a number of technology licenses that are important to our business and expect to enter into additional licenses in the future. For example, we have in-licensed the rights to certain intellectual property relating to SHM under our in-license agreement with the Medical Research Council, which is the subject of issued patents and pending patent applications in certain countries. If we fail to comply with the obligations under these agreements, including payment and diligence terms, our licensors may have the right to terminate these agreements, in which event we may not be able to develop, manufacture, market or sell any product that is covered by these agreements or may face other penalties under the agreements. Such an occurrence could adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements, which may not be available to us on equally favorable terms, or at all, or cause us to lose our rights under these agreements, including our rights to intellectual property or technology important to our development programs.

Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under any collaboration relationships we might enter into in the future;

•	our diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our collaborators; and

•	the priority of invention of patented technology.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

Third parties may initiate legal proceedings against us alleging that we infringe their intellectual property rights or we may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, the outcome of which would be uncertain and could have an adverse effect on the success of our business.

Third parties may initiate legal proceedings against us or our licensors or collaborators alleging that we or our licensors or collaborators infringe their intellectual property rights, or we or our licensors or collaborators may initiate legal proceedings against third parties to challenge the validity or scope of intellectual property rights controlled by third parties, including in oppositions, interferences, reexaminations, inter partes reviews or derivation proceedings in the United States or other jurisdictions. These proceedings can be expensive and time-consuming, and many of our or our licensors’ or collaborators’ adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we or our licensors or collaborators.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of management and employee resources from our business. An unfavorable outcome could require us or our licensors or collaborators to cease using the related technology or developing or commercializing our product candidates, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us or our licensors or collaborators a license on commercially reasonable terms or at all. Even if we or our licensors or collaborators obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us or our licensors or collaborators. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could harm our business.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Many of our employees, including our senior management, were previously employed at universities or at other biopharmaceutical companies, including our competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed confidential information or intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. Litigation may be necessary to defend against these claims.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel or sustain damages. Such intellectual property rights could be awarded to a third party, and we could be required to obtain a license from such third party to commercialize our technology or products. Such a license may not be available on commercially reasonable terms or at all. Even if we successfully prosecute or defend against such claims, litigation could result in substantial costs and distract management.

Our inability to protect our confidential information and trade secrets would harm our business and competitive position.

In addition to seeking patents for some of our technology and products, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts both within and outside the United States may be less willing or unwilling to protect trade secrets. Furthermore, if a competitor lawfully obtained or independently developed any of our trade secrets, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.

If we do not obtain protection under the Hatch-Waxman Amendments and similar foreign legislation for extending the term of patents covering each of our product candidates, our business may be harmed.

Depending upon the timing, duration and conditions of FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for that product will be shortened, and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced, possibly materially.

Risks Related to this Offering and Ownership of Our Common Stock

We do not know whether an active, liquid and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies or products by using our shares of common stock as consideration.

The market price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the success of competitive products;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations or capital commitments;

•	results of preclinical studies and clinical trials of our product candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	developments with respect to our existing collaboration agreements and announcements of new collaboration agreements;

•	the results of our efforts to in-license or acquire additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders;

•	changes in the structure of healthcare payment systems;

•	market conditions in the biotechnology sector; and

•	general economic, industry and market conditions.

In addition, the stock market in general, and the NASDAQ Global Select Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We may be subject to securities litigation, which is expensive and could divert management attention.

The market price of our common stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 84.1% of our voting stock and, upon the closing of this offering, that same group will hold approximately         % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option, no exercise of outstanding options or warrants and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering. After this offering, this group of stockholders will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

The initial public offering price is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $         per share, based upon an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus). Further, investors purchasing common stock in this offering will contribute approximately     % of the total amount invested by stockholders since our inception, but will own only approximately     % of the shares of common stock outstanding after giving effect to this offering.

This dilution is due to our investors who purchased shares prior to this offering having paid substantially less when they purchased their shares than the price offered to the public in this offering and the exercise of stock options granted to our employees. In addition, as of September 30, 2015, options to purchase 13,563,272 shares of our common stock at a weighted-average exercise price of $0.51 per share, warrants exercisable for 822,386 shares of our common stock at an exercise price of $0.65 per share and warrants exercisable for Series C convertible preferred stock convertible into 2,063,484 shares of our common stock at an exercise price of $0.65 per share were outstanding. Additional options to purchase 1,251,041 shares of our common stock at an exercise price of $1.22 per share were granted between September 30, 2015 and November 30, 2015. The exercise of any of these options or warrants would result in additional dilution. As a result of the dilution to investors purchasing shares in this offering, investors may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our common stock that is held by non-affiliates to exceed $700 million as of the prior June 30th, and (ii) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

We will incur increased costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and the NASDAQ Global Select Market. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. The increased costs will increase our net loss. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the sufficient coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding             shares of common stock based on the number of shares outstanding as of September 30, 2015, assuming: (i) no exercise of the underwriters’ option to purchase additional shares and (ii) the conversion of all outstanding shares of our convertible preferred stock into 80,645,051 shares of common stock immediately prior to the closing of this offering. This includes the shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Of the remaining shares,             shares of our common stock are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold after this offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of             shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing stockholders, and new investors could gain rights, preferences and privileges senior to the holders of our common stock, including shares of common stock sold in this offering.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock.

Provisions in our restated certificate of incorporation and restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our restated certificate of incorporation and restated bylaws, as we expect they will be in effect upon closing of the offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our target animal studies and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We plan to use potential future operating losses and our federal and state net operating loss, or NOL, carryforwards to offset taxable income from revenue generated from operations or corporate collaborations. However, our ability to use NOL carryforwards could be limited as a result of issuance of equity securities.

We plan to use our current year operating losses to offset taxable income from any revenue generated from operations or corporate collaborations. To the extent that our taxable income exceeds any current year operating losses, we plan to use our NOL carryforwards to offset income that would otherwise be taxable. However, under the Tax Reform Act of 1986, the amount of benefits from our NOL carryforwards may be impaired or limited if we incur a cumulative ownership change of more than 50%, as interpreted by the U.S. Internal Revenue Service, over a three-year period. In September 2015, we completed a Section 382 analysis through December 31, 2014 and determined that there was an ownership change in 2007 that may limit the utilization of approximately $5.3 million and $5.4 million in federal and state NOLs, respectively, and $0.2 million in both federal and state research tax credits. Our use of federal NOL carryforwards could be limited further by the provisions of Section 382 of the U.S. Internal Revenue Code of 1986, as amended, depending upon the timing and amount of additional equity securities that we have issued or will issue, including as a result of this offering. State NOL carryforwards may be similarly limited. Any such disallowances may result in greater tax liabilities than we would incur in the absence of such a limitation and any increased liabilities could adversely affect our business, results of operations, financial condition and cash flow.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan” “expect,” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

The forward-looking statements in this prospectus include, among other things, statements about:

•	the success, cost and timing of our product candidate development activities and planned clinical trials;

•	our plans to develop and commercialize antibodies, including our lead product candidates ANB020 for patients with severe allergic and atopic diseases and ANB019 for patients with GPP and PPP;

•	the likelihood that the clinical data generated in Australia will be subsequently accepted by the FDA and its foreign equivalents outside of Australia;

•	the timing and ability of our collaborators to develop and commercialize our partnered product candidates;

•	the potential benefits and advantages of our product candidates and approaches versus those of our competitors;

•	our ability to execute on our strategy, including advancing our lead product candidates, identifying emerging opportunities in key therapeutic areas, continuing to expand our wholly-owned pipeline and retaining rights to strategic products in key commercial markets;

•	our ability to obtain funding for our operations, including funding necessary to complete further development and commercialization of our product candidates;

•	the timing of and our ability to obtain and maintain regulatory approvals for ANB020 and ANB019 and our other product candidates;

•	our ability to develop our product candidates;

•	the rate and degree of market acceptance and clinical utility of any approved product candidates;

•	the size and growth potential of the markets for any approved product candidates, and our ability to serve those markets;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

•	regulatory developments in the United States, Australia and other foreign countries;

•	the success of competing therapies that are or may become available;

•	our ability to attract and retain key scientific or management personnel;

•	our use of the net proceeds from this offering;

•	our ability to identify additional products or product candidates with significant commercial potential that are consistent with our commercial objectives; and

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity, and market size, is based on information from various sources on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters exercise their option to purchase additional shares in full.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million in the number of shares of common stock offered by us would increase or decrease the net proceeds that we receive from this offering by $         million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently intend to use the net proceeds we receive from this offering as follows:

•	approximately $ million to fund development of ANB019 and ANB020 through initial clinical trials intended to demonstrate efficacy in multiple indications;

•	approximately $ million to fund continued development of other wholly-owned product candidates and discovery of new product candidates to further expand our proprietary pipeline; and

•	any remaining amounts to fund working capital, including general corporate purposes.

Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditure requirements through at least the next 24 months.

The expected use of the net proceeds from the offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with any certainty all of the particular uses for the net proceeds or the amounts that we will actually spend on the uses set forth above. We may use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements.

The amounts and timing of our clinical expenditures and the extent of clinical development may vary significantly depending on numerous factors, including the status, results and timing of our current preclinical studies and clinical trials we may commence in the future, product approval process with the FDA and other regulatory agencies, our current collaborations and any new collaborations we may enter into with third parties and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

The expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.

Pending their use as described above, we intend to invest the net proceeds from this offering in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. In addition, under the terms of our current credit facility, we are prohibited from paying cash dividends without the consent of Silicon Valley Bank.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2015 on:

•	an actual basis;

•	a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2015 into 80,645,051 shares of common stock immediately prior to the closing of this offering, (ii) the conversion of the preferred stock warrants into common stock warrants and the related reclassification of the preferred stock warrant liability to additional paid-in capital and (iii) the effectiveness of our restated certificate of incorporation in connection with the closing of this offering; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2015 (unaudited)
(in thousands, except share and par value data)	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$55,245	$	$

Notes payable	$4,876	$	$
Preferred stock warrant liabilities	1,800
Series B convertible preferred stock, $0.001 par value; 27,742,877 shares authorized, 27,742,877 shares issued and outstanding, actual; no shares designated, issued or outstanding pro forma and pro forma as adjusted	28,220
Series C convertible preferred stock, $0.001 par value; 13,210,753 shares authorized, 11,147,269 shares issued and outstanding, actual; no shares designated, issued or outstanding pro forma and pro forma as adjusted	6,452
Series C-1 convertible preferred stock, $0.001 par value; 3,318,054 shares authorized, 3,318,054 shares issued and outstanding, actual; no shares designated, issued or outstanding pro forma and pro forma as adjusted	2,156
Series D convertible preferred stock, $0.001 par value; 38,436,851 shares authorized, 38,436,851 shares issued and outstanding, actual; no shares designated, issued or outstanding pro forma and pro forma as adjusted	40,688
Stockholders’ equity (deficit):
Preferred Stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.001 par value; 120,500,000 shares authorized, 18,306,634 shares issued and outstanding, actual; 500,000,000 shares authorized, shares issued and outstanding, pro forma; 500,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	18
Additional paid in capital	15,199
Accumulated deficit	(47,152)

Total stockholders’ equity (deficit)	(31,935)

Total capitalization	$52,257	$	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming that the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $ million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions.

The number of shares of our common stock to be outstanding after this offering is based on 98,951,685 shares of our common stock outstanding as of September 30, 2015, and excludes:

•	13,563,272 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2015, with a weighted-average exercise price of $0.51 per share;

•	1,251,041 shares of common stock issuable upon the exercise of options granted between September 30, 2015 and November 30, 2015, with an exercise price of $1.22 per share;

•	shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (a) 3,191,727 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan as of September 30, 2015, (b) shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus and (c) shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon the closing of this offering, any remaining shares available for issuance under our 2006 Equity Incentive Plan will be added to the shares reserved under our 2016 Equity Incentive Plan and we will cease granting awards under our 2006 Equity Incentive Plan. Our 2016 Equity Incentive Plan and 2016 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans”;

•	822,386 shares of our common stock issuable upon exercise of warrants for shares of common stock with an exercise price of $0.65 per share, that do not expire upon the closing of this offering; and

•	2,063,484 shares of common stock issuable upon the exercise of warrants to purchase shares of Series C convertible preferred stock that were outstanding as of September 30, 2015, with an exercise price of $0.65 per share, that do not expire upon the closing of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of September 30, 2015, our pro forma net tangible book value was approximately $45.4 million, or $0.46 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2015, assuming (i) the automatic conversion of all outstanding shares of our convertible preferred stock as of September 30, 2015 into 80,645,051 shares of common stock as of immediately prior to the closing of this offering and (ii) the conversion of the preferred stock warrants into common stock warrants and the related reclassification of the preferred stock warrant liability to additional paid-in capital.

After giving effect to our sale in this offering of             shares of our common stock at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2015 would have been approximately $         million, or $         per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares in this offering, as follows:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2015	$0.46

Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share, the increase (decrease) attributable to this offering by $         per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of one million shares in the number of shares offered by us in this offering would increase our pro forma as adjusted net tangible book value per share, and decrease the dilution per share to investors in this offering, by $         per share. Each decrease of one million shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share, and increase the dilution per share to investors in this offering, by $         per share.

If the underwriters exercise their option in full to purchase additional shares, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $         per share, and the dilution in net tangible book value per share to investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2015 after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 80,645,051 shares of common stock as of immediately prior to the closing of this offering and (ii) the issuance of             shares of common stock in this offering at an assumed initial public offering price of $         per share, the

midpoint of the price range set forth on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except percentage and per share data)
Existing stockholders			%	$		%	$
New public investors							$

Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that any outstanding options are exercised, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 98,951,685 shares of our common stock outstanding as of September 30, 2015, and excludes:

•	13,563,272 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2015, with a weighted-average exercise price of $0.51 per share;

•	1,251,041 shares of common stock issuable upon the exercise of options granted between September 30, 2015 and November 30, 2015, with an exercise price of $1.22 per share;

•	shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (a) 3,191,727 shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan as of September 30, 2015, (b) shares of common stock reserved for future issuance under our 2016 Equity Incentive Plan, which will become effective on the date immediately prior to the date of this prospectus and (c) shares of common stock reserved for future issuance under our 2016 Employee Stock Purchase Plan, which will become effective on the date of this prospectus. Upon the closing of this offering, any remaining shares available for issuance under our 2006 Equity Incentive Plan will be added to the shares reserved under our 2016 Equity Incentive Plan and we will cease granting awards under our 2006 Equity Incentive Plan. Our 2016 Equity Incentive Plan and 2016 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans”;

•	822,386 shares of our common stock issuable upon exercise of warrants for shares of common stock with an exercise price of $0.65 per share, that do not expire upon the closing of this offering; and

•	2,063,484 shares of common stock issuable upon the exercise of warrants to purchase shares of Series C convertible preferred stock that were outstanding as of September 30, 2015, with an exercise price of $0.65 per share, that do not expire upon the closing of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected statements of operations data for the years ended December 31, 2013 and 2014 and the balance sheet data as of December 31, 2013 and 2014 are derived from our audited financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2014 and 2015 and the consolidated balance sheet data as of September 30, 2015 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair statement of those unaudited consolidated financial statements. The selected consolidated financial data below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in any future period and the results for the nine months ended September 30, 2015 are not necessarily indicative of results to be expected for the full year. The selected financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
(in thousands, except per share data)	2013	2014	2014	2015
			(unaudited)
Consolidated Statements of Operations Data:
Collaboration revenue	$5,483	$15,838	$12,133	$13,517

Operating expenses:
Research and development	8,820	8,614	6,009	10,732
General and administrative	1,950	2,354	1,780	2,515

Total operating expenses	10,770	10,968	7,789	13,247

Income (loss) from operations	(5,287)	4,870	4,344	270
Other income (expense), net
Interest income	1	2	(1,271)	(344)
Interest expense	(886)	(1,281)	(44)	(1,528)
Change in fair value of liability for preferred stock warrants	627	(59)	1	(241)

Total other expense, net	(258)	(1,338)	(1,314)	(2,113)

Income (loss) before income taxes	(5,545)	3,532	3,030	(1,843)
Provision for income taxes	—	—	—	(50)

Net income (loss)	(5,545)	3,532	3,030	(1,893)
Net income attributed to participating securities	—	(3,300)	(2,741)	—

Net income (loss) attributed to common stockholders	$(5,545)	$232	$289	$(1,893)

Net income (loss) per common share:(1)
Basic and diluted	$(0.71)	$0.01	$0.02	$(0.11)

Weighted-average number of shares outstanding:(1)
Basic and diluted	7,787	17,368	17,368	17,694

Pro forma net income (loss) per common share (unaudited):(1)
Basic and diluted		$0.06		$(0.03)

Pro forma weighted-average number of shares outstanding (unaudited):(1)
Basic and diluted		58,473		70,904

(1)	See Note 2 to our annual and interim consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per common share, unaudited pro forma basic and diluted net income (loss) per common share and the weighted-average number of shares used in the computation of the per share amounts.

	As of December 31,		As of September 30, 2015
(in thousands)	2013	2014
			(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,810	$22,188	$55,245
Total assets	3,914	25,065	60,877
Convertible promissory notes, current portion	818	—	—
Notes payable, current portion	—	—	1,023
Notes payable, noncurrent portion	—	4,793	3,853
Preferred stock warrant liabilities	386	569	1,800
Convertible preferred stock	34,672	36,828	77,516
Total stockholders’ equity (deficit)	(34,527)	(30,835)	(31,935)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biotechnology company developing first-in-class antibody product candidates focused on unmet medical needs in inflammation and immuno-oncology. We develop our product candidates using our proprietary antibody discovery technology platform called SHM-XEL, which is designed to replicate the natural process of antibody generation in vitro. Our platform is based upon a breakthrough understanding of somatic hypermutation, the key biological process utilized by the human immune system to generate antibodies, which enables us to rapidly develop highly functional antibody drug candidates against emerging biological targets. Our most advanced wholly-owned antibody programs, ANB020 and ANB019, bind to therapeutic targets that are genetically associated with severe inflammatory disorders. ANB020 is an antibody that inhibits the activity of interleukin-33 for the treatment of severe adult asthma and severe adult peanut allergy. We submitted a Clinical Trial Notification, or CTN, in Australia for ANB020 in December 2015 and plan to initiate clinical trials in the first half of 2016. ANB019 is an antibody that inhibits the interleukin-36 receptor for the treatment of rare inflammatory diseases called generalized pustular psoriasis and palmo-plantar pustular psoriasis. We plan to submit a CTN and commence clinical trials for ANB019 by the end of 2016.

Our company is led by a strong management team with a proven track record of successfully growing biotechnology companies with deep experience in antibody discovery and development, collaborations, operations and corporate finance. Through November 30, 2015, we have raised $94.2 million from investors, including Biotechnology Value Fund, Cormorant Asset Management, Frazier Healthcare, HBM Partners, Longwood Capital Partners and Novo A/S.

In addition to our wholly-owned antibody programs, we expect four programs will be advanced by our collaborators to the clinic by the end of 2016. Our collaborations include an immuno-oncology-focused collaboration with TESARO and an inflammation-focused collaboration with Celgene. Through November 30, 2015, we have received non-dilutive funding of $51.6 million from our collaborators.

We intend to continue generating additional therapeutic antibodies against emerging biological targets across various disease applications, including immuno-oncology, inflammation and other unmet medical needs. In general, our strategy is to advance our pipeline programs to key inflection points, and leverage partnerships with pharmaceutical and biotechnology companies where appropriate.

We have generated multiple antibodies by using our SHM-XEL platform certain of which are currently being advanced by our partners to key preclinical, clinical and commercial milestones, which we anticipate will generate additional cash receipts for us. To the extent that these product candidates are commercialized, we will also be entitled to royalty payments upon commercial sales of the associated products.

We have incurred losses in each period since our inception in 2005, except for 2014 in which we received $19.0 million from two upfront payments and recognized revenue of $11.5 million during 2014 following the execution of our strategic collaboration with TESARO. Accordingly, for the year ended December 31, 2014 we reported net income of $3.5 million. As of September 30, 2015, we had an accumulated deficit of $47.2 million. We expect to continue to incur net operating losses for at least the next several years as we advance our products through clinical development, seek regulatory approval, prepare for and, if approved, proceed to, commercialization, expand our operations and facilities and grow in new and existing markets, territories and industries. We will need substantial additional funding to pay expenses relating to our operating activities, including significant research and development expenses. Adequate funding may not be available to us on acceptable terms, or at all. Our failure to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition.

Financial Overview

Collaboration Revenue

We have not generated any revenue from product sales. Our revenue has been derived from amortization of upfront payments, research and development funding and milestone payments under collaboration and license agreements with our collaborators.

Collaboration and Exclusive License Agreement with TESARO

In March 2014, we entered into an exclusive worldwide license and collaboration agreement with TESARO for the development and commercialization of therapeutic monospecific and bispecific antibodies that antagonize PD-1, TIM-3 and/or LAG-3. We received $17.0 million in upfront fees from TESARO in March 2014, and in November 2014, we amended the agreement with TESARO to include the development and commercialization of bispecific antibodies to another undisclosed target, for an additional upfront fee of $2.0 million. Both upfront fees are being recognized as revenue through March 2016, which is the same period that our research and development services, for which we are reimbursed, are performed. From inception of the agreement through September 30, 2015, we have recognized $25.0 million in total revenue from TESARO.

For each of the four targets under the TESARO agreement, we are eligible to receive up to $273.0 million in milestone payments, which are comprised of $18.0 million for preclinical and clinical development milestone payments, $90.0 million upon certain regulatory events and $165.0 million upon worldwide commercial sales thresholds. In addition, TESARO is obligated to pay us tiered single-digit royalties on annualized net sales of each antibody commercialized from the collaboration. In June 2015, TESARO initiated in vivo toxicology studies using good laboratory practices for the anti-PD-1 antagonist antibody resulting in us receiving a $1.0 million milestone in July 2015. In October 2015, TESARO initiated in vivo toxicology studies using good laboratory practices for the anti-TIM-3 antagonist antibody resulting in us receiving a $1.0 million milestone in November 2015. We expect to receive an additional aggregate of $13.0 million in preclinical and IND-related milestone payments by the end of 2016 based upon further development of the targets mentioned above.

Antibody Generation Agreement with Celgene Corporation

In December 2011, we entered into a license and collaboration agreement with Celgene to develop therapeutic antibodies against multiple targets. We granted Celgene the option to obtain worldwide commercial rights to antibodies generated against each of the targets under the agreement, which option was triggered on a target-by-target basis by our delivery of antibodies meeting certain pre-specified parameters pertaining to each target under the agreement.

The agreement provided for an upfront payment of $6.0 million from Celgene, which we received in 2011, milestone payments of up to $53.0 million per target, low single-digit royalties on net sales of antibodies against each target, and reimbursement of specified research and development costs. From inception of the agreement through September 30, 2015, we have recognized $8.5 million in total revenue from Celgene. For one of the two programs being advanced by Celgene, we expect to receive up to an aggregate of $1.5 million in preclinical and IND-related milestone payments by the end of 2016.

Other Collaborative Agreements

We are party to other collaboration agreements for which in 2013 and 2014 we recognized $1.7 million and $3.7 million, respectively, in collaboration revenue. We have completed our obligations under these agreements and do not anticipate any additional revenue from them.

Research and Development

Research and development expenses consist of costs associated with our research and development activities, including drug discovery efforts and preclinical development of our programs. Our research and development expenses include:

•	External research and development expenses incurred under arrangements with third-parties, such as CROs, consultants, members of our scientific and therapeutic advisory boards, and clinical manufacturers;

•	Employee-related expenses, including salaries, benefits, travel and stock-based compensation;

•	Facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory supplies; and

•	License and sublicense fees.

We expense research and development costs as incurred. We account for advance payments for goods and services that will be used in future research and development activities as expenses when the service has been performed or when the goods have been received.

We are conducting research and development activities on several inflammation and immuno-oncology programs. We have a research and development team that conducts antibody discovery, characterization, translational studies, IND-enabling preclinical studies and clinical development. We conduct some of our early research and preclinical activities internally and plan to rely on third parties, such as CROs and CMOs, for the execution of certain of our research and development activities, such as in vivo toxicology and pharmacology studies, drug product manufacturing and clinical trials.

We are planning to conduct initial clinical trials in Australia to rapidly enter into first-in-human studies for ANB020 and ANB019 and benefit from research and development-related financial incentives related to the development of ANB020 and ANB019. Taking into account any financial incentives, we expect our research and development expenses to be higher in 2015 and 2016 as we advance our product candidates into clinical development.

General and Administrative

General and administrative expenses consist primarily of salaries and related benefits, including stock-based compensation, for our executive, finance, legal, business development, human resource and support functions. Other general and administrative expenses include allocated facility-related costs not otherwise included in research and development expenses, travel expenses and professional fees for auditing, tax and legal services, including intellectual property-related legal services.

Interest Expense

Interest expense consists of stated interest and amortization of discounts on our outstanding notes payable relating to our Loan and Security Agreement with Oxford Finance LLC and Silicon Valley Bank, which we refer to as the Loan Agreement.

Change in Fair Value of Liability for Preferred Stock Warrants

Income and expense from the change in fair value of our liability for preferred stock warrants is from the valuation of our outstanding warrants to purchase shares of our preferred stock, which is valued at each period end. Upon the closing of our initial public offering, the warrants to purchase shares of preferred stock will convert into warrants to purchase shares of common stock, the preferred stock warrant liabilities will be reclassified to additional paid-in capital and periodic fair value adjustments will no longer be recorded.

Net Operating Loss and Research and Development Tax Credit Carryforwards

From our inception to December 31, 2013, we accumulated net operating losses, or NOLs. For the year ended December 31, 2014, we generated net income of $3.5 million primarily as a result of our collaboration agreement with TESARO. While we utilized NOLs in 2014, we continue to have a valuation allowance against our net deferred tax assets due to the uncertainty surrounding the realization of such assets.

At December 31, 2014, we had federal and state NOL carryforwards of $41.4 million each. The federal and state NOLs will begin to expire in 2027 and 2017, respectively, unless previously utilized. At December 31, 2014 we had federal and California research tax credit carryforwards of $1.6 million and $1.4 million, respectively. The federal research tax credit carryforward will begin to expire in 2026 and the California state credits carry forward indefinitely.

The NOL carryforward and the research tax credit carryforwards may be subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions if we experience one or more ownership changes which would limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change as defined by Section 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. In September 2015, we completed an IRC Section 382/383 analysis through December 31, 2014 and determined that there was an ownership change in 2007 that may limit the utilization of approximately $5.3 million and $5.4 million in Federal and state NOLs, respectively, and $0.2 million in both Federal and state research tax credits. If a change in ownership occurs as a result of this offering, additional NOL and tax credits carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact our effective tax rate.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. On an ongoing basis, we evaluate our judgments and estimates in light of changes in circumstances, facts and experience. The effects of material revisions in estimates, if any, will be reflected in the financial statements prospectively from the date of change in estimates.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies used in the preparation of our financial statements require the most significant judgments and estimates.

Revenue Recognition

Revenue is recognized in accordance with revenue recognition accounting guidance, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred and title and the risks and rewards of ownership have been transferred to the client or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

Multiple-Element Revenue Arrangements. We evaluate deliverables in a multiple-element arrangement to determine whether each deliverable represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value to the customer. If the delivered element does not have standalone value without one of the undelivered elements in the arrangement, we combine such elements and account for them as a single unit of accounting. We allocate the consideration to each unit of accounting at the inception of the arrangement based on the relative selling price.

We recognize consideration allocated to an individual element when all other revenue recognition criteria are met for that element. Our multiple-element revenue arrangements may include the following:

•	License Arrangements. The deliverables under our collaboration and license agreements generally include exclusive or nonexclusive licenses to one or more products generated using our technologies. As the delivered licenses have not historically had standalone value apart from the undelivered elements, these have been recognized as revenue as a combined unit of accounting. Accordingly, we recognize revenue from nonrefundable upfront fees in the same manner as the undelivered item or items, which is generally the period over which we provide research and developments services.

•	Research and Development Services. The deliverables under our collaboration and license arrangements may include research and development services we perform on behalf of or with our collaborators. As the provision of research and development services is an integral part of our operations and we may be principally responsible for the performance of these services under the agreements, we recognize revenue on a gross basis for research and development services as we perform those services. Additionally, we recognize research related funding under collaboration research and development efforts as revenue as we perform or deliver the related services in accordance with contract terms.

Milestone Revenue. Our collaboration and license agreements generally include contingent contractual payments related to achievement of specific research, development and regulatory milestones and sales-based milestones that are dependent upon the performance of the licensor or collaborator. A milestone is defined as an event (i) that can only be achieved based in whole or in part on either the entity’s performance or on the occurrence of a specific outcome resulting from the entity’s performance, (ii) for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved and (iii) that would result in additional payments being due to us. Contingent consideration for which payment is either contingent solely upon the passage of time or the result of a counterparty’s performance is not considered substantive.

We recognize consideration that is contingent upon the achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone is substantive in its entirety. A milestone is considered substantive when it meets all of the following criteria:

•	The consideration is commensurate with either the entity’s performance to achieve the milestone or the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone;

•	The consideration relates solely to past performance; and

•	The consideration is reasonable relative to all of the deliverables and payment terms within the arrangement.

Milestones that are not considered substantive are generally recognized in the same manner as the undelivered item(s), which is generally the period over which we provide research and development services.

Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses include the costs incurred for services performed by our vendors in connection with research and development activities for which we have not yet been invoiced.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid accordingly. Advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts actually incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period. To date, there have been no material differences between our estimates of such expenses and the amounts actually incurred.

Stock-Based Compensation

We expense the fair value of stock awards to employees, net of estimated forfeitures, adjusted to reflect actual forfeitures, over the requisite service period, which is typically the vesting period. We estimate the fair value of options granted to employees at the date of grant using the Black-Scholes option-pricing model that requires management to apply judgment and make estimates, including:

•	fair value of the underlying common shares, as approved by our board of directors, which was determined using the option-pricing method, or OPM, in periods through December 31, 2014, and the probability-weighted expected return method, or PWERM, beginning March 31, 2015;

•	risk-free interest rate, which is based on observed interest rates appropriate for the expected term of the stock option grants, historically U.S. Treasury constant maturities;

•	expected volatility, which is calculated based on reported volatility data for a representative peer group of publicly traded biotechnology companies for which historical information is available. Because we are privately held as of the date of these financial statements, we do not have relevant historical data to support our expected volatility;

•	expected dividend yield, which is zero as we have never paid cash dividends and do not expect to pay any cash dividends in the foreseeable future; and

•	expected term, which we calculate using the simplified method, which defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches, as we have insufficient historical information regarding our stock options to provide a basis for an estimate.

We have computed the fair value of stock options at the date of grant using the following assumptions:

	Year Ended December 31,
	2013	2014
Risk-free interest rate	1.5%	2.0%
Expected volatility	72.5%	66.8%
Expected dividend yield	0%	0%
Expected term (in years)	6.1	6.1

Stock-based compensation expense related to unvested stock option grants not yet recognized as of September 30, 2015 was $3.9 million and the weighted average period over which these grants are expected to vest is 3.7 years. We expect to continue to grant stock options in the future, and to the extent we do, our actual stock-based compensation expense recognized in future periods will likely increase.

Common Stock Valuations

We are a private company with no active public market for our common stock. Therefore, we have periodically determined the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or Practice Aid. Once a public trading market for our common stock has been established in connection with the closing of this offering, it will no longer be necessary for us to estimate the fair value of our common stock in connection with our accounting for stock options and restricted stock, as the fair value of our common stock will be its trading price on the NASDAQ Global Select Market.

Common Stock Valuation Methodologies. Our contemporaneous and retrospective valuations were prepared in accordance with the guidelines in the Practice Aid, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

We used the market approach as this approach is based on the assumption that the value of an asset, including a company, is equal to the value of a substitute asset with the same characteristics. Therefore, the value of an asset can be inferred by finding similar assets, or an interest in similar assets, that have been sold in recent arm’s-length transactions. The following market approaches were considered in our valuations:

•	Guideline Public Company Method. The guideline public company method, or GPC method, compares the subject company with guideline publicly traded companies. Valuation multiples are calculated from selected guideline companies to provide an indication of how much a current investor in the marketplace would be willing to pay for a company with characteristics similar (such as similar business, size, geographic region, and other operating characteristics) to the subject company. These valuation multiples are evaluated and adjusted based on the strengths and weaknesses of the subject company relative to the selected guideline companies. Finally, the multiples are applied to the subject company’s operating data to arrive at an indication of fair market value.

•	Similar Transaction Method. The similar transaction method, or ST method, relies on data of actual transactions, such as mergers and acquisitions or completed initial public offerings, that have occurred in the subject company’s industry or in related industries. As in the GPC method, valuation multiples are developed and applied to the subject company’s operating data to estimate fair value. Again, the ST method can be used if there are recent transactions involving companies similar to the subject company.

Methods Used to Allocate Our Enterprise Value to Classes of Securities. In accordance with the Practice Aid, we considered the various methods for allocating the enterprise value across our classes and series of capital stock to determine the fair value of our common stock at each valuation date. The methods we utilized consisted of the following:

•	Option Pricing Method. Under OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The values of the preferred and common stock are inferred by analyzing these options.

•	Probability-Weighted Expected Return Method. PWERM is a scenario based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

Our per share common stock value was estimated by allocating the equity value using the OPM at each valuation date up through December 31, 2014. Starting from our March 31, 2015 contemporaneous valuation, we used the PWERM to allocate the equity value to each element of our capital structure, including our common stock. For both approaches, we applied a discount to the valuations due to the lack of marketability of the ordinary shares. We calculated the discount for lack of marketability using a strike put option model and applied it as appropriate to each allocation.

Preferred Stock Warrant Liabilities

We account for warrants for shares of preferred stock with conversion features that provide for adjustments in the warrant price as derivative liabilities in the accompanying consolidated balance sheets at their fair value on the date of issuance. The derivative liabilities are revalued at each balance sheet date until such instruments, so long as they remain exercisable for shares of preferred stock, are exercised or expire, with changes in the fair value between reporting periods recorded as other income or expense.

We use the Black-Scholes option pricing model to estimate the fair value of the preferred stock warrant liabilities. Inputs we used in the Black-Scholes option pricing model to determine estimated fair value include the estimated fair value of the underlying convertible preferred stock at the valuation measurement date, the remaining contractual term of the warrants, risk-free interest rates, expected dividends and the expected volatility of the price of the underlying convertible preferred stock.

Accounting Pronouncements Recently Adopted

In June 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-10, Development Stage Entities (Topic 915), which eliminated the distinction of a Development Stage Entity along with the inception to date reporting requirements. As permitted by this ASU, we elected to early adopt the amendment beginning with our annual reporting period ended December 31, 2014, with retrospective application of the amended guidance. Upon adoption, there was no effect to our consolidated financial statements, other than the elimination of inception to date disclosures.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. This update requires the presentation of debt issuance costs in financial statements as a direct reduction of related debt liabilities rather than as an asset. Amortization of debt issuance costs continue to be reported as interest expense. As permitted by the ASU, we elected to early adopt the amendment beginning with its annual reporting period ended December 31, 2014, with retrospective application of the amended guidance. The adoption of this ASU resulted in the reclassification $37,000 and $85,000 in deferred debt issuance costs from prepaid expenses and other current assets to a direct reduction to the carrying values of notes payable and convertible promissory notes reported in the balance sheets at December 31, 2013 and 2014, respectively. The adoption of this guidance did not have any effect on our statement of operations during the years ended December 31, 2013 or 2014.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most current revenue recognition guidance in FASB ASC 605, Revenue Recognition, including industry-specific guidance. This standard is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard also requires additional disclosure about the nature, amount, timing and uncertainty of assets recognized from costs incurred to fulfill a contract. ASU 2014-09 becomes effective for our annual reporting period beginning January 1, 2018, including interim periods within that reporting period, with adoption permitted as early as January 1, 2017. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. We are currently assessing the impact that this standard will have on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and the related footnote disclosure. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financials are issued. When management identifies conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern, this standard also outlines disclosures that are required in our footnotes based on whether or not there are any plans intended to mitigate the relevant conditions or events to alleviate the substantial doubt. This standard becomes effective for our annual reporting period ending December 31, 2016, and for annual and interim periods thereafter. Early application is permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

The JOBS Act

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We intend to take advantage of the reduced reporting requirements and to rely on certain other exemptions provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” the exemptions that we may rely on include, without limitation:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may use these provisions until the last day of our fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

Results of Operations

Comparison of the Nine Months Ended September 30, 2014 and 2015

Collaboration Revenue

Collaboration revenue was $12.1 million and $13.5 million during the nine months ended September 30, 2014 and 2015, respectively, an increase of $1.4 million. A comparison of revenue by collaborator is as follows:

	Nine Months Ended September 30,		Increase (Decrease)
(in thousands)	2014	2015
	(unaudited)
TESARO-amortization of upfront payments	$4,730	$7,500	$2,770
TESARO-funding of research and development	3,112	5,267	2,155
TESARO-milestone	—	750	750
Momenta	3,100	—	(3,100)
Celgene Corporation	592	—	(592)
Other	599	—	(599)

Total	$12,133	$13,517	$1,384

During the first and fourth quarter of 2014 we received $17.0 million and $2.0 million, respectively, in upfront fees under our collaboration and exclusive license agreement with TESARO. For the nine months ended September 30, 2014 and 2015, we recognized the amortized portion of these upfront fees in the amounts of $4.7 million and $7.5 million, respectively. The upfront fees will continue to be recognized ratably through March 2016. We also recognized revenue of $3.1 million and $5.3 million during the nine months ended September 30, 2014 and 2015, respectively, for research and development services performed under the agreement. We recognized revenue of $0.8 million during the nine months ended September 30, 2015, for the achievement of a $1.0 million milestone upon initiation of in vivo toxicology studies, under the principles of good laboratory practice, using the anti-PD-1 antagonist antibody (TSR-042) being advanced by TESARO. The remaining $0.2 million of the milestone will be recognized ratably through March 2016.

In September 2014, we successfully completed our collaboration with Momenta for which we earned a success fee. During the nine months ended September 30, 2014, we recognized revenue from Momenta of $3.1 million, which relates to a $2.0 million success fee and $1.1 million in amortization of the upfront fee.

The final deliverable under our 2011 antibody generation agreement with Celgene was completed in 2014. During the nine months ended September 30, 2014, we recognized revenue of $0.6 million, which relates to $0.5 million for a success fee and $0.1 for research and development services performed under this agreement.

We are a party to other collaboration agreements for which in the nine months ended September 30, 2014 we recognized $0.6 million in collaboration revenue. We completed our obligations under these agreements in 2014 and do not anticipate any additional revenue from them beyond 2014.

We expect that any collaboration revenue we generate will continue to fluctuate from period to period as a result of the timing and amount of milestones and other payments from our existing collaborations.

Research and Development

Research and development expenses were $6.0 million during the nine months ended September 30, 2014 and $10.7 million for the nine months ended September 30, 2015. The increase of $4.7 million is primarily related to a $3.1 million increase in external services and preclinical manufacturing consultation cost relating to our ANB020 and ANB019 programs, a $1.0 million increase in payroll and related expenses, including stock-based compensation, and a $0.4 million increase in laboratory supplies.

We expect our research and development expenses to increase as we advance our development programs further and, in particular, as we enter into clinical trials.

General and Administrative

General and administrative expenses were $1.8 million during the nine months ended September 30, 2014 and $2.5 million for the nine months ended September 30, 2015. The $0.7 million increase is due primarily to a $0.3 million increase in payroll and related expenses, and a $0.3 million increase in audit and tax fees.

We expect that our general and administrative expenses will increase for the foreseeable future as we incur additional costs associated with being a publicly traded company, including legal, auditing and filing fees, additional insurance premiums, investor relations expenses and general compliance and consulting expenses. Also, we expect our intellectual property related legal expenses, including those related to preparing, filing, prosecuting and maintaining patent applications, to increase as our intellectual property portfolio expands.

Interest Expense

Interest expense was $1.3 million during the nine months ended September 30, 2014 and represents stated interest of 10.0% on our convertible promissory notes principal of $2.0 million and amortization of the related beneficial conversion feature. All outstanding principal and accrued interest on the convertible promissory notes were converted in April 2014 into shares of Series C-1 preferred stock. Interest expense was $0.3 million during the nine months ended September 30, 2015 and represents effective interest of 9.25% on our outstanding Term A Loans, which have an outstanding principal balance of $5.0 million as of September 30, 2015.

Change in Fair Value of Liabilities for Preferred Stock Warrants

The expense from the change in fair value of the liabilities for stock warrants increased by $1.5 million during the nine months ended September 30, 2015 when compared to the nine months ended September 30, 2014, and primarily reflects an increase in the valuation of our Series C convertible preferred stock at September 30, 2015 which had the effect of increasing the estimated fair value of the warrants.

Other Income (Expense)

Other income (expense) was ($0.2) million during the nine months ended September 30, 2015 and primarily included a foreign exchange loss of ($0.3) million related to our Australian subsidiary, which was established in March 2015.

Provision for Income Taxes

We recorded a provision for income taxes of $50,000 during the nine months ended September 30, 2015 related to alternative minimum taxes, which we were not subject to during the nine months ended September 30, 2014.

Comparison of the Years Ended December 31, 2013 and 2014

Collaboration Revenue

Collaboration revenue was $5.5 million and $15.8 million during 2013 and 2014, respectively, an increase of $10.4 million. Our license and collaboration agreement with TESARO accounted for the majority of the increase in collaboration revenue during 2014. A comparison of revenue by collaborator is as follows:

	Year Ended December 31,		Increase (Decrease)
(in thousands)	2013	2014
TESARO-amortization of upfront payments	$—	$6,980	$6,980
TESARO-funding of research and development	—	4,568	4,568
Celgene Corporation	3,746	592	(3,154)
Other	1,737	3,698	1,961

Total	$5,483	$15,838	$10,355

During 2014, we received an aggregate of $19.0 million in upfront fees under our collaboration and exclusive license agreement with TESARO, which were deferred and are recognized ratably through March 2016. We also recognized revenue of $4.6 million during 2014 for research and development services performed under the agreement.

Pursuant to our antibody generation agreement with Celgene, we recognized revenue of $2.0 million during 2013 from the amortization of the upfront payment received in 2011. We also received $1.0 million and $0.5 million in success fees during 2013 and 2014, respectively, and recognized revenue of $0.7 million and $0.1 million for research and development services performed under this agreement during the years ended December 31, 2013 and 2014, respectively. The final deliverable under this agreement was completed in 2014.

During 2013 and 2014, we recognized revenues aggregating $1.7 million and $3.7 million, respectively from other collaborative agreements for which our obligations were completed in 2014.

Research and Development

Research and development expenses were $8.8 million and $8.6 million during 2013 and 2014, respectively, a decrease of $0.2 million. The decrease is due primarily to $0.4 million in lower salaries and related expenses resulting from reduced research and development positions, due to the completion of multiple collaborations during 2013 and early 2014, $0.3 million in lower depreciation expense, and $0.1 million in lower in-licensing fees due to the expiration of one of our contracts. These decreases were partially offset by $0.6 million in higher reimbursable external expense costs incurred under our collaboration with TESARO.

General and Administrative

General and administrative expenses were $2.0 million and $2.4 million during 2013 and 2014, respectively, an increase of $0.4 million. The increase is due primarily to $0.2 million in recruiting expenses for key senior hires during 2014, $0.1 million in higher salaries and related expenses for new senior level positions, and $0.1 million in higher legal expenses.

Interest Expense

Interest expense was $0.9 million during 2013 compared to $1.3 million during 2014, an increase of $0.4 million and represents stated interest of 10.0% on our convertible promissory notes principal of $2.0 million and amortization of the related beneficial conversion feature. The increase is due primarily to the $0.4 million write-off of the remaining discount on our convertible promissory notes upon conversion of the notes to into shares of Series C-1 Preferred stock during 2014.

Change in Fair Value of Liabilities for Stock Warrants

The change in fair value of the liabilities for stock warrants resulted in an expense of $59,000 in 2014 and income of $0.6 million in 2013. The change to an expense in 2014 resulted primarily from an increase in the valuation of our Series C convertible preferred stock which has the effect of increasing the estimated fair value of the warrants.

Liquidity and Capital Resources

From our inception through September 30, 2015, we have received an aggregate of $142.9 million to fund our operations including $84.8 million from the sale of equity securities, $48.7 million from our collaboration agreements and $9.4 million from venture debt. As of September 30, 2015, we had $55.2 million in cash and cash equivalents.

In addition to our existing cash and cash equivalents, we are eligible to receive research and development funding and to earn milestone and other contingent payments for the achievement of defined collaboration objectives and certain nonclinical, clinical, regulatory and sales-based events, and royalty payments under our collaboration agreements. Our ability to earn these milestone and contingent payments and the timing of achieving these milestones is primarily dependent upon the outcome of our collaborators’ research and development activities and is uncertain at this time. Our Loan Agreement and our rights to payments under our collaboration agreements are our only committed external source of funds.

Under the Loan Agreement, we may borrow up to $15.0 million in three separate draws of $5.0 million each, of which $5.0 million of the Term A Loans were outstanding at September 30, 2015. The Term B Loans for an aggregate of $5.0 million are available for draw through December 31, 2015, contingent upon our first multi-dose PK/toxicology studies on at least two development programs and the Term C Loans for an aggregate of $5.0 million are available for draw through December 31, 2016, contingent upon receiving FDA approval on IND submission on at least two development programs. Final maturity of the loans pursuant to the Loan Agreement is in January 2019.

Funding Requirements

Our primary uses of capital are, and we expect will continue to be, third-party clinical and preclinical research and development services, including manufacturing, laboratory and related supplies, compensation and related expenses, legal, patent and other regulatory expenses and general overhead costs. We believe our use of CROs and CMOs provides us with flexibility in managing our spending and limits our cost commitments at any point in time.

Based on our research and development plans and our timing expectations related to the progress of our programs, we expect that the net proceeds from this offering, together with our existing cash and cash equivalents, and research funding that we expect to receive under our existing collaborations, will enable us to fund our operating expenses and capital expenditure requirements through at least the next 24 months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we expect. Additionally, the process of testing drug candidates in clinical trials is costly, and the timing of progress and expenses in these trials is uncertain.

Operating Activities

Net cash provided by operating activities during the nine months ended September 30, 2014 of $13.5 million was primarily due to cash received pursuant to our collaboration agreement with TESARO. Net cash used in operating activities during the nine months ended September 30, 2015 of $7.0 million was primarily due to operating expenses of $13.2 million, offset by cash received from our collaborative partner of $5.8 million.

Net cash used in operating activities during the year ended December 31, 2013 of $5.8 million was primarily due to our net loss for the period. Net cash provided by operating activities of $14.6 million during the year ended December 31, 2014 was primarily due to cash received pursuant to our collaboration agreement with TESARO and consisted of net income of $3.5 million in addition to an increase of $10.7 million in deferred revenues and non-cash interest expense of $1.3 million, partially offset by an increase in receivables from our collaborative partner of $1.5 million.

Investing Activities

Cash used in investing activities during the nine months ended September 30, 2014 and 2015 and years ended December 31, 2013 and 2014, were due to our purchases of property and equipment. As of this time, we plan to focus on our growth strategies and do not plan on using a significant amount of our cash resources in investing activities.

Financing Activities

Cash provided by financing activities during the nine months ended September 30, 2014 and 2015 was zero and $40.3 million, respectively. The cash proceeds during 2015 primarily relate to the issuance of Series D Convertible Preferred Stock for net proceeds of $40.7 million in July 2015, offset by $0.5 million in payments related to deferred offering costs.

Cash provided by financing activities was $2.0 million during the year ended December 31, 2013 and represents the net cash proceeds from the issuance of our convertible promissory notes in August 2013. Cash provided by financing activities during the year ended December 31, 2014 was $4.9 million and represents the net cash proceeds from the issuance of our Term A Loans in December 2014.

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2015:

		Payments Due by Period
(in thousands)	Total(1)	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Notes payable, including interest and final payment fee	$5,922	$1,351	$3,704	$867	$—
Operating lease obligation(2)	3,280	507	1,072	1,148	553

Total	$9,202	$1,858	$4,776	$2,015	$553

(1)	Future minimum guaranteed payment obligations for annual royalty payments under all collaborative in-license agreements at December 31, 2014 aggregated $0.2 million. These obligations are excluded from the table above as the annual minimum payments are payable through ten years from the first commercial sale, if any, or expiration of the last patent to expire, the dates of which are not determinable at this time.
(2)	Operating lease obligation includes future rent payments under an office lease, which was amended in October 2015, and expires on August 31, 2021.

We enter into contracts in the normal course of business with clinical trial sites and clinical supply manufacturing organizations and with vendors for preclinical studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not included in the table above.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Due to the short-term duration of our investment portfolio and the low-risk profile of our investments, we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our investment portfolio.

We do not believe that our cash and cash equivalents have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

Our debt obligations bear interest at fixed rates and, therefore, have no exposure to changes in interest rates.

Foreign Currency Exchange Risk

In March 2015, we formed a wholly-owned subsidiary in Australia, which exposes us to foreign currency exchange risk. The functional currency of our subsidiary in Australia is the United States dollar. Assets and liabilities of our foreign subsidiary that are not denominated in the functional currency are remeasured into U.S. dollars at foreign currency exchange rates in effect at the balance sheet date except for nonmonetary assets and capital accounts, which are remeasured at historical foreign currency exchange rates in effect at the date of transaction. Expenses are generally remeasured at monthly foreign currency exchange rates which approximate average rates in effect during each period. Net realized and unrealized gains and losses from foreign currency transactions and remeasurement are reported in other income (expense), net, in the consolidated statements of operations and totaled ($0.3) million during the nine months ended September 30, 2015. We do not expect the effects of changes in exchange rates to have a material impact on our financial statements.

We have not hedged exposures denominated in foreign currencies, but may do so in the future.

BUSINESS

Overview

We are a biotechnology company developing first-in-class antibody product candidates focused on unmet medical needs in inflammation and immuno-oncology. We develop our product candidates using our proprietary antibody discovery technology platform called SHM-XEL, which is designed to replicate the natural process of antibody generation in vitro. Our platform is based upon a breakthrough understanding of somatic hypermutation, the key biological process utilized by the human immune system to generate antibodies, which enables us to rapidly develop highly functional antibody drug candidates against emerging biological targets. Our most advanced wholly-owned programs, ANB020 and ANB019, bind to therapeutic targets that are genetically associated with severe inflammatory disorders. ANB020 is an antibody that inhibits the activity of interleukin-33 for the treatment of severe adult asthma and severe adult peanut allergy. We submitted a Clinical Trial Notification, or CTN, in Australia for ANB020 in December 2015 and plan to initiate clinical trials in the first half of 2016. ANB019 is an antibody that inhibits the interleukin-36 receptor for the treatment of rare inflammatory diseases called generalized pustular psoriasis and palmo-plantar pustular psoriasis. We plan to submit a CTN and commence clinical trials for ANB019 by the end of 2016.

Our company is led by a strong management team with a proven track record of successfully growing biotechnology companies with deep experience in antibody discovery and development, collaborations, operations and corporate finance. Through November 30, 2015, we have raised approximately $94.2 million from investors, including Biotechnology Value Fund, Cormorant Asset Management, Frazier Healthcare, HBM Partners, Longwood Capital Partners and Novo A/S.

In addition to our wholly-owned antibody programs, we expect four programs will be advanced by our collaborators to the clinic by the end of 2016. Our collaborations include an immuno-oncology-focused collaboration with TESARO and an inflammation-focused collaboration with Celgene. Through November 30, 2015, we have received significant, non-dilutive funding of $51.6 million from our collaborators.

Product Candidates

We have developed, and will continue to develop, antibody product candidates that leverage emerging insights into biological mechanisms to treat severe diseases with unmet medical need. The following table summarizes certain key information about our wholly-owned and partnered product candidates:

*	Proof-of-concept, or POC, indicates initial efficacy data in a patient population.

Our most advanced, wholly-owned product candidates are summarized below:

•

ANB020 is an antibody that inhibits the activity of interleukin-33, or IL-33, a pro-inflammatory cytokine that multiple studies have indicated is a central mediator of atopic diseases, including asthma, food allergies and atopic dermatitis. IL-33 acts on several cell types, including white blood cells that initiate and orchestrate atopic responses. IL-33 also directly mediates release of disease-associated cytokines, which recruit pro-inflammatory cells that mediate atopic disease. Because ANB020 inhibits IL-33 function, and acts upstream broadly across the key cell types and cytokines involved in atopy, we believe that its mechanism has advantages in the treatment of atopic diseases over competing agents that block only a subset of the cytokines responsible for atopic diseases. The role of IL-33 signaling in asthma has been recently genetically validated through human studies. We believe ANB020 is potentially the first-in-class therapy targeting IL-33. In December 2015, we submitted a CTN for ANB020, the approval of which will allow us to commence a Phase 1 healthy volunteer trial in Australia in the first half of 2016, followed by patient trials in severe adult asthma and severe adult peanut allergy in other countries, including the United States after submitting an IND to the FDA. We estimate, based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, that asthma affects approximately 7.7% of the adult U.S. population, or approximately 19.0 million individuals, of which 19%, or approximately 3.6 million have severe, persistent occurrence of this respiratory disease. Peanut allergy is the most common cause of food-induced allergy in the United States. Based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, we estimate approximately 1.7 million adults are affected by peanut allergy, of which approximately 600,000 are regularly treated by allergists and approximately 400,000 are at risk for severe reactions and therefore we believe are suitable for treatment with systemic biological therapies.

•	ANB019 is an antibody that inhibits the function of the interleukin-36-receptor, or IL-36R, which we are initially developing as a potential first-in-class therapy for GPP patients. GPP is a life-threatening, rare, systemic inflammatory disorder that, based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, we estimate affects approximately 3,000 patients in the United States with no approved therapies. Studies have shown that GPP is associated with mutations, that lead to abnormally high signaling through the IL-36R, which we believe can be addressed by treatment with ANB019. We believe ANB019 is the most advanced therapeutic antibody targeting the IL-36R in development. We anticipate filing an Australian CTN for ANB019 by the end of 2016, the approval of which would allow us to initiate Phase 1 trials in Australia by the end of 2016. We plan to subsequently develop ANB019 in the United States after submitting an IND to the FDA and to seek FDA Orphan Drug Designation for the treatment of GPP and PPP. The FDA may grant Orphan Drug Designation to a drug intended to treat a disease or condition that generally affects fewer than 200,000 individuals in the United States.

The Advantages of Our SHM-XEL Platform

Our approach to developing novel therapeutic antibody product candidates is based upon somatic hypermutation, or SHM, a critical, endogenous process that generates the essential antibody diversity required to develop a natural immune response to pathogens. Our proprietary antibody generation platform, called SHM-XEL, is designed to replicate the natural process of SHM in vitro. Competing antibody discovery technologies include mouse immunization methodologies, microbial antibody display and human B-cell screening. We believe SHM-XEL overcomes several key limitations associated with these competing technologies and has the following competitive advantages:

•	Diversity against difficult targets. By applying SHM without the constraints of an in vivo environment we are able to generate an unprecedented diversity of antibodies. This enables us to develop antibodies against human targets that we believe have not otherwise been accessible to other technologies.

•	High potency. Because our platform generates highly-potent antibodies, we are potentially able to modulate every extracellular target associated with human disease, and believe only small therapeutic doses may be required to mediate therapeutic effect in vivo.

•	Functional activity selection. Our mammalian cell system simultaneously displays and secretes antibodies during the antibody discovery process, allowing us to incorporate functional assays throughout the process and focus on producing product candidates that are optimized for the desired therapeutic activity.

•	Speed. Our platform technology enables us to generate therapeutic-grade antibodies and initiate subsequent preclinical manufacturing and toxicology studies, typically in less than 12 months. We believe this timeline is significantly shorter than conventional approaches based upon mouse immunization and microbial display systems.

•	Manufacturability. By using mammalian cell display to generate our therapeutic antibodies, we believe our platform mitigates risks associated with antibody expression, formulation and stability during the antibody generation process.

•

Bispecific antibodies. A bispecific antibody is a single therapeutic molecule designed to bind two different targets. Bispecific antibodies have the advantage of combining two therapeutic mechanisms with the goal of increasing therapeutic efficacy, in comparison to monospecific antibodies that bind either of the targets individually. We believe our competitors’ bispecific strategies generally rely on proteins with non-natural formats, resulting in unpredictable pharmacokinetics and manufacturing properties. Our strategy is to develop bispecific antibodies that are composed of two different heavy chains with a common shared light chain that resemble the natural antibody structure and exhibit the desired functional activity to each target.

Utilizing our proprietary SHM-XEL platform, we are able to generate a large diversity of heavy and light chain varieties against each therapeutic target, and then co-mature a common light chain in the context of two different heavy chains, which permits us to identify bispecific antibodies with sufficient potency against each of the two targets that we believe will provide greater therapeutic benefit.

Our Strategy

We are a leading antibody development company with a pipeline of novel therapeutic antibodies, which is being further expanded by applying our technology platform to emerging biological targets.

•	Advancing our lead product candidates into the clinic. We plan to initiate a Phase 1 healthy volunteer trial for ANB020 in the first half of 2016, followed by trials in severe adult asthma and severe adult peanut allergy patients. We plan to initiate a Phase 1 healthy volunteer trial for ANB019 by the end of 2016, followed by a registration study in GPP patients. For both ANB020 and ANB019, we plan to conduct our initial clinical trials in Australia, and to then conduct further clinical development in the United States and other countries. We have elected to pursue this strategy in order to benefit from certain financial incentives that Australia makes available for biotechnology research and development, and because we believe that Australia provides a streamlined approval processes for the initiation of first-in-human studies and that the clinical data we generate in Australia will subsequently be accepted by the FDA and foreign regulatory agencies outside of Australia.

•	Identifying emerging opportunities in key therapeutic areas. We intend to remain at the forefront of discovery and development of new therapeutic opportunities in inflammation and immuno-oncology by understanding and translating biological breakthroughs into first-in-class therapeutic antibodies. Our approach includes translational biology assessments, such as human genetics, ex vivo tissue pathology and target expression patterns, to understand the relevance of emerging targets to patients with unmet medical needs. We plan to leverage this knowledge to create new product candidates and position our current and future programs for rapid clinical proof-of-concept achievement.

•	Continuing to expand our proprietary pipeline by generating new product candidates using our technology platform. Using our proprietary antibody generation platform, we are able to rapidly develop novel therapeutic antibodies against emerging targets. Our goal is to advance one or more wholly-owned new therapeutic antibody program to an IND submission to the FDA, or foreign equivalent, each year.

•	Retaining rights to strategic products in key commercial markets. We intend to retain ownership and control of our pipeline programs to key inflection points. We may build sales and marketing capabilities in selected specialty markets that we believe can be served with a focused commercial organization. For certain programs, we plan to seek strategic collaborations that provide us with funding, infrastructure and marketing resources to advance through development and commercialization.

Our Collaborations

We have established collaborations with pharmaceutical and biotechnology companies that have provided us with $51.6 million in payments through November 30, 2015. Multiple antibodies, generated by us prior to or during a strategic collaboration, are currently being advanced through development by our collaborators. Our collaborations with TESARO and Celgene are described below:

TESARO Programs

Under our immuno-oncology collaboration with TESARO, we have granted exclusive rights to TESARO to develop and commercialize antibodies generated using our SHM-XEL platform consisting of the following antibody product candidates:

•	Anti-PD-1 Monospecific Antagonist Antibody (TSR-042): currently in preclinical development with an IND submission anticipated in the fourth quarter of 2015 and first-in-human dosing in early 2016;

•	Anti-TIM-3 Monospecific Antagonist Antibody: currently in preclinical development;

•	Anti-LAG-3 Monospecific Antagonist Antibody: currently in preclinical development;

•	Anti-PD-1/TIM-3 Bispecific Antagonist Antibody: currently in lead selection process;

•	Anti-PD-1/LAG-3 Bispecific Antagonist Antibody: currently in lead selection process; and

•	Undisclosed Bispecific Antagonist Antibody: currently in lead selection process.

Celgene Programs

Under our collaboration with Celgene, we developed therapeutic antibodies against multiple targets. We granted Celgene the option to obtain worldwide commercial rights to antibodies generated against each of the targets under the agreement, which option was triggered on a target-by-target basis by our delivery of antibodies meeting certain pre-specified parameters pertaining to each target under collaboration. We successfully delivered antibodies against three targets. Celgene is currently advancing two anti-inflammatory antibody programs to the clinic.

Wholly-Owned Product Pipeline

Our most advanced, wholly-owned pipeline programs, ANB020 and ANB019, are described below:

ANB020: Anti-IL-33 Antibody

ANB020 is an antibody that inhibits the activity of IL-33 and is being developed to treat atopic diseases, including severe adult asthma and severe adult peanut allergy. Despite the key role of IL-33 in atopic diseases, it has been historically difficult for other antibody technologies to generate a functional anti-IL-33 therapeutic agent. We believe ANB020 is the most advanced antibody therapeutic candidate in development targeting the IL-33 cytokine. In December 2015, we submitted an Australian CTN for ANB020 and plan to commence a Phase 1 trial in Australia in the first half of 2016.

IL-33 Target Biology

IL-33 is a pro-inflammatory cytokine that signals through the ST2 receptor, which multiple studies suggest serves as a central mediator of various immune responses leading to Th2-type inflammatory disorders, including asthma, food allergies, atopic dermatitis and other atopic diseases. In response to pathogens, viruses, toxins or allergens, IL-33 is rapidly released from mucosal epithelial and endothelial cells. For example, a recent scientific study has indicated that individuals with asthma symptoms express higher levels of IL-33 than healthy control subjects. IL-33 initiates a diverse array of cellular immune responses, including the activation of mast cells, basophils and eosinophils, leading to production of downstream cytokines, such as IL-4, IL-5 and IL-13, associated with atopic diseases. IL-33 also acts on T helper 2, or Th2, effector cells and Innate Lymphoid Cell Type 2, or ILC2, two types of white blood cells that initiate and orchestrate atopic responses.

Because ANB020 inhibits IL-33 function and acts upstream of key cell types involved in atopy and the subsequent release of Th2 cytokines, we believe that its mechanism has advantages over that of competing therapeutic antibodies which block only a subset of IL-4, IL-5 or IL-13 cytokines.

Genetic studies support the importance of the IL-33 pathway in atopic diseases. These studies have demonstrated that certain ST2 mutations reduce IL-33 mediated signaling and thereby protect individuals with mutated ST2 from asthma. This supports the hypothesis that an anti-IL-33 antibody, such as ANB020, has the potential to benefit asthma patients.

Figure 1. Types of cells and cytokines modulated by IL-33. When triggered by pathogens, toxins, viruses or allergens, IL-33 is an upstream mediator of Th2 cells, mast cells, basophils, eosinophils and ILC2 cells, which lead to the secretion of IL-4, IL-5, IL-13 and other chemokines.

Figure 2. IL-33 intracellular signaling. IL-33 binds to ST2 that is expressed on the cell surface and triggers the activation of the IL-1 receptor accessory protein, or IL-1RAP, leading to the activation of MYD88, IRAK4 and downstream kinases and inducing cytokine release. Soluble ST2 acts as a decoy receptor, inhibiting IL-33 before it engages ST2 on the cell surface.

We believe that targeting IL-33 activity is a more promising therapeutic intervention strategy than targeting its receptor, ST2, because (i) ST2 is present in significantly larger quantities, in comparison to IL-33, which will likely require high anti-ST2 antibody dosing levels and (ii) soluble ST2 inhibits IL-33 function, therefore blocking ST2, and likely leading to the release of additional IL-33, thereby exacerbating atopic disease.

ANB020 Description

ANB020, which is potentially a first-in-class therapeutic antibody, is our wholly-owned anti-IL-33 antibody product candidate generated using our SHM-XEL technology platform.

Our preclinical studies have provided evidence of ANB020’s favorable potency and functional activity in human and cynomolgus monkey in vitro assays. The high potency and functional activity of ANB020 for human and cynomolgus monkey IL-33 was measured using standard in vitro assays: equilibrium dissociation constant, or KD, and half-maximal inhibitory concentration values, or IC50. ANB020 demonstrated highly potent KD values of approximately 1 pM and 37 pM for human and cynomolgus monkey IL-33, respectively. ANB020 inhibits secretion of IL-5 from primary basophils purified from peripheral blood of healthy subjects with an IC50 of approximately 1.5 nM, which is approximately 15-fold greater than that of the soluble ST2 antagonist, as shown in Figure 3 below. Lower KD and IC50 values indicate higher potency and functional activity, respectively.

Figure 3. Results from in vitro assay comparing effectiveness of ANB020 and soluble ST2 in inhibiting IL-5 release.

Using peripheral blood mononuclear cells, or PBMC, ANB020 inhibited human and cynomolgus monkey interferon-gamma release with an IC50 of approximately 1.1 nM and approximately 20.4 nM, respectively as shown in Figure 4 below. We have developed a whole blood version of the PBMC assay, which we plan to utilize to understand the pharmacodynamic activity of ANB020 in clinical trials.

Figure 4. Activity read out of interferon-gamma release for PBMCs pretreated overnight with 100mg/ml IL-12, challenged with ten (human) or five (cynomolgus) nM IL-33 for 48 hours.

Our preclinical development has also demonstrated that ANB020 has favorable manufacturability, pharmacokinetics and toxicology to support development. Studies have demonstrated desirable manufacturing properties for ANB020, including robust expression from Chinese hamster ovary cells, or CHO cells, efficient purification using standard downstream techniques and stable formulation up to concentrations required for subcutaneous dosing in humans. ANB020 demonstrated a half-life of approximately seven days in cynomolgus monkeys, retained full functional activity when incubated in normal human serum at 37 °C for one week and proved to be fully active in cynomolgus monkey sera two weeks after dosing. We have conducted preclinical toxicology studies under good laboratory practices for ANB020. In addition, we have conducted manufacturing under good manufacturing practice to produce ANB020 in quantities for initial clinical use.

Clinical Development Plan

In December 2015, we submitted a CTN for ANB020 to obtain approval for initial clinical testing of ANB020 in Australia. Conducting early clinical trials in Australia permits us to benefit from Australia’s streamlined approval processes for the initiation of first-in-human studies. We subsequently plan to initiate a healthy volunteer Phase 1 trial, intended to assess, in single and multiple ascending doses, safety, tolerability and pharmacokinetic characteristics of ANB020. We will concurrently utilize a whole blood ex vivo assay to identify its pharmacodynamic activity range. These tests are also expected to take place in Australia, and following completion of these tests we plan to conduct further clinical trials in the United States under a U.S. IND.

Once pharmacodynamic activity has been established in healthy volunteers, we plan to test the clinical activity of ANB020 in atopic dermatitis patients challenged with an allergen, after dosing with ANB020 or a placebo.

After submitting a U.S. IND, we plan to test ANB020 in Phase 2 trials in patients with severe adult asthma and severe adult peanut allergy. Upon demonstrating proof-of-concept in Phase 2 trials, we intend to conduct Phase 3 registration trials for ANB020 in these indications. These later-stage trials may be conducted through collaboration with a leading pharmaceutical company with strong commercial infrastructure in respiratory and allergic therapeutic areas.

In addition, we are exploring the potential to develop ANB020 as a treatment for myeloproliferative neoplasms where the survival, expansion or transformation of pathogenic precursor cells may be dependent upon IL-33, including myelofibrosis, which affects approximately 18,000 people in the United States.

Figure 5 below describes our current anticipated clinical development strategy for ANB020 and our current estimate of the approximate timeframe in which our anticipated development activities will occur. However, as described in the section titled “Risk Factors” and elsewhere in this prospectus, the clinical development of drug product candidates is subject to a wide range of risks and uncertainties, any of which could cause our actual development strategy or timeframes to vary from the description in the figure below.

Figure 5. Anticipated ANB020 clinical development strategy.

As described above, we plan to pursue a clinical development strategy that involves conducting our initial clinical trials in Australia. We are pursuing this strategy in order to benefit from certain financial incentives that Australia makes available for biotechnology research and development and because we believe that Australia provides a streamlined approval processes for the initiation of first-in-human studies, which we believe will allow us to begin our Phase 1 clinical trials weeks, and possibly several months, sooner than if we pursued initiation of trials in the United States. In particular, the Australian CTN review process is conducted on a regional basis by a single committee, without the requirement for review by the national regulatory agency in Australia, the Therapeutic Goods Administration, or the TGA. In contrast, in the United States, the sponsor of a first-in-human clinical trial typically must engage in a series of steps that include submission of an IND to the FDA and waiting 30 days for FDA feedback, if any, and then separate submission of materials to a review board at the trial site. Although we expect the length of each Phase 1 clinical trial, once initiated, will be the same as it would be if the trials were conducted in the United States, we believe the streamlined approval processes for the initiation of our trials in Australia offers us a meaningful advantage.

In addition, we believe that clinical data generated in Australia will subsequently be accepted by the FDA and its foreign equivalents outside of Australia, and therefore may enable us to commence Phase 2 clinical trials in the United States immediately following submission of an IND, without any need for us to repeat our Phase 1 trials in the United States. As discussed below under “Government Regulation and Product Approval—Foreign Clinical Studies to Support an IND,” we believe the FDA will generally accept data from well-designed, well-conducted foreign clinical trials that are conducted in accordance with good clinical practice, or GCP, where the FDA is able to validate data through onsite inspection, if the FDA deems such inspection necessary. We expect that our Phase 1 clinical trials for ANB020 will be well-designed and conducted in accordance with GCP and therefore believe that the data from the trials will be accepted by the FDA. However, the FDA and other foreign equivalents are not required to accept Phase 1 data generated in Australia. If they do not accept any such data, we would likely be required to conduct additional Phase 1 clinical trials.

ANB020 Market Opportunity

A significant portion of individuals in the U.S. population experiences at least one atopic disease during their lifetime, and it is well understood that most patients with one type of atopic condition tend to present with other allergic conditions. While we believe ANB020 may be effective across atopic diseases, we have prioritized our development efforts based on unmet medical need and potential market opportunity. We have chosen to focus our ANB020 program initially on two indications: severe adult asthma and severe adult peanut allergy.

Asthma. We estimate, based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, that asthma affects approximately 7.7% of the adult U.S. population, or 19.0 million individuals, of which 19%, or 3.6 million individuals, have severe, persistent occurrence of this respiratory disease. As a chronic inflammatory disorder, severe asthma can lead to permanent structural damage to the airways and long-term reductions in lung function. Although many mild-to-moderate asthmatics respond well to currently available treatments, which include inhaled corticosteroids, or ICS, and long-acting beta agonists, or LABA, severe asthma in patients is generally not adequately controlled by such available therapies. We will initially focus on the treatment of severe asthma that, based on our analysis, includes 1.1 million adult patients whose disease is not sufficiently controlled through standard-of-care therapy. We have conducted primary market studies that estimate approximately 45% of these patients are candidates for biologic therapies, such as ANB020.

Existing biologic therapies include Xolair, which is approved for the treatment of moderate to severe persistent allergic asthma patients whose asthma symptoms are not controlled by ICS. Xolair’s approved labeling carries a black box warning about the risk of anaphylaxis, a severe, potentially fatal, allergic reaction, and Nucala, which the FDA recently approved for the add-on maintenance treatment in patients aged 12 years or older with severe eosinophilic asthma. Other emerging therapies currently in development, such as lebrikizumab, have yet to be approved by the FDA for treatment of asthma while the FDA’s Pulmonary-Allergy Drugs Advisory Committee recommended that the FDA approve reslizumab in adult patients aged 18 years and older for the treatment of inadequately controlled asthma in patients with elevated eosinophils, despite an inhaled corticosteroids treatment regimen. Xolair is a difficult drug to prescribe due to complex dosing algorithms, frequent administration and risk of anaphylaxis, and we expect the indications for Nucala, reslizumab and lebrikizumab will be limited to subsets of the asthma market defined by biomarkers. We believe that ANB020 may have therapeutic benefit across a broad range of ICS-refractory severe adult asthma patients, and plan to utilize biomarkers during development to differentiate ANB020 relative to competitors.

Peanut Allergy. Peanuts are the most common cause of food-induced allergy in the United States. We estimate, based on our analysis of publicly available data sources and interviews with physicians and key opinion leaders in the field, that approximately 1.7 million adults in the United States have allergic responses to peanut. We estimate approximately 600,000 are treated by allergists and approximately 400,000 are at risk for severe reactions and therefore we believe are suitable for treatment with systemic biological therapies.

Existing therapies have failed to prevent the occurrence of severe reactions due to accidental peanut exposure, which often results in systemic anaphylaxis and can lead to death. Immunotherapy approaches, such as oral or transdermal desensitization, currently being developed for this indication require patients to be dosed with increasing quantities of peanut antigens over time. If patients are able to overcome the toxicities of this allergen-based approach, therapeutic benefit, on an allergen-specific basis, may be observed after 12 to 24 months of oral or skin patch based delivery of peanut allergens. The long-term safety and efficacy of immunotherapy is still uncertain, and these desensitization treatments have not yet been approved by the FDA.

ANB020 has the potential to rapidly suppress severe adult peanut allergy through its cytokine targeting mechanism, which is allergen non-specific, allowing patients with multiple allergic responses to benefit from a single therapy, and avoids tolerability issues by acting without allergen dosing. If approved, we anticipate that ANB020 could become the standard-of-care for the treatment of severe adult peanut allergy patients.

ANB019: Anti-IL-36R Antibody

Overview

ANB019 is an antibody that inhibits the function of IL-36R, which we are initially developing as a potential first-in-class therapy for genetically-defined GPP patients. GPP is a life-threatening, rare systemic inflammatory disorder reported to affect approximately 3,000 patients in the United States alone, with no currently approved therapies. Studies have shown that GPP is associated with mutations in the gene encoding the IL-36R antagonist, or IL-36RA, that lead to abnormally high signaling through the IL-36R and thereby cause the systemic inflammatory condition, GPP. We believe ANB019 is the most advanced antibody targeting the IL-36R in development.

We anticipate filing an Australian CTN for ANB019 by the end of 2016 and initiating a Phase 1 trial in Australia by the end of 2016. We also plan to develop ANB019 for other IL-36R driven inflammatory conditions, including PPP, which is reported to affect approximately 150,000 patients in the United States. We plan to seek FDA Orphan Drug Designation for ANB019 for the treatment of GPP and PPP, which we believe may be differentiated from the non-rare plaque psoriasis, or psoriasis vulgaris, based upon distinctive genetic and translational features unique to GPP and/or PPP.

IL-36R Target Biology

The IL-36 subfamily of proteins consists of the IL-36 receptor antagonist, or IL-36RA, as well as IL-36 alpha, IL-36 beta and IL-36 gamma, all of which have agonistic characteristics and signal through IL-36R. These IL-36 proteins are mainly expressed in keratinocytes, the predominant cell type in the epidermis. The role of the IL-36RA is to dampen the inflammatory effects of IL-36 alpha, IL-36 beta and IL-36 gamma.

Figure 6. IL-36 Receptor Signaling. Signaling is maintained in balance by the receptor antagonist. Mutations render the receptor antagonist dysfunctional and lead to uncontrolled signaling causing GPP. PPP is caused by excess cytokine signaling that overcomes a normal receptor antagonist.

Studies have demonstrated the relevance of IL-36 in regulating inflammation in the skin. Mice over-expressing the IL-36 alpha cytokine undergo a psoriasis-like condition when challenged with an inflammatory stimulus. Additionally, immuno-deficient mice transplanted with human psoriatic skin have been shown to require the IL-36R signaling to maintain disease.

Recent human studies have demonstrated that mutations in the IL-36RA lead to the occurrence of GPP by rendering it non-functional and unable to dampen IL-36R signaling. These findings support our hypothesis that IL-36 signaling plays a significant role in GPP.

We believe that ANB019 has the potential to be the first-in-class therapeutic antibody targeting IL-36R, serving as a therapeutic opportunity for patients with IL-36 signaling mediated inflammatory disease, including GPP.

ANB019 Description

ANB019 was generated using our SHM-XEL technology platform and has demonstrated high functional potency in blocking human and cynomolgus monkey IL-36 signaling in preclinical studies.

ANB019 blocks signal transduction through the human IL-36R and cynomolgus monkey IL-36R by inhibiting the interaction between the receptor and IL-36 alpha, IL-36 beta, and IL-36 gamma cytokines. The high potency and functional activity of ANB019 for human and cynomolgus monkey IL-36R was measured using standard in vitro assays to determine KD, and IC50 values. ANB019 has demonstrated potent KD values of approximately of 71 pM and 209 pM for human IL-36R and cynomolgus monkey IL-36R, respectively. The antibody exhibits high specificity for IL-36R, displaying no detectable binding to related proteins. As shown in Figure 7 below, functional potency of ANB019 is at least 100-fold greater than IL-36RA in both human and cynomolgus systems, which is measured as the IC50 of inhibition of interleukin-8, or IL-8, release from human and cynomolgus keratinocytes. ANB019 functional activity has been demonstrated through inhibition of IL-8 secretion from human and cynomolgus primary keratinocytes when stimulated by IL-36 gamma of approximately 0.15 nM and 1.2 nM, respectively. Lower KD and IC50 values indicate higher potency and functional activity, respectively. Similar IC50 values were observed in those same preclinical studies when keratinocytes were stimulated with IL-36 alpha or beta.

Figure 7. ANB019 demonstrated functional inhibition in our preclinical studies and inhibited functional activity of IL-36 cytokines with at least 100-fold greater potency than IL-36RA.

We have initiated manufacturing, pharmacokinetic and safety studies with ANB019, and plan to initiate clinical development by the end of 2016. To date, we have demonstrated that the half-life of ANB019 in cynomolgus monkeys is more than nine days. ANB019 is well-expressed from CHO mammalian cells and is readily purified using standard methodologies. In addition, the antibody retained full functional activity when incubated in normal human serum at 37 °C for one week.

Clinical Development Plan

We plan to initiate clinical development of ANB019 in Australia with a healthy volunteer, Phase 1 dose escalation trial involving single and multiple ascending dose protocols, while also utilizing ex vivo assays to determine the antibody’s pharmacodynamic activity range. Following completion of this initial Phase 1 trial, we plan to submit a U.S. IND and conduct further clinical testing in the United States.

Our initial clinical testing of ANB019 will focus primarily on GPP patients. We currently plan to conduct a registration program in the United States with ANB019 in GPP patients, focusing on patients who have mutations that render their IL-36RA dysfunctional, starting with an initial signal study with five to ten patients. Based on the therapeutic effect we anticipate ANB019 will have in the treatment of patients with GPP who have the relevant genetic defect, we believe a small trial, potentially with fewer than 100 patients, may be sufficient to demonstrate substantial evidence of efficacy and safety. We intend to obtain input from FDA on clinical trial design before conducting a pivotal clinical trial in patients with GPP.

Once the aforementioned GPP registration study has been initiated, we intend to develop ANB019 for PPP. We anticipate a dose-ranging placebo-controlled Phase 2 trial for PPP with United States and foreign testing sites, followed by one or more Phase 3 pivotal registration trials. If we use a diagnostic test to select patients for inclusion in our registration program, such as a genetic test for IL-36RA mutations, the FDA may require that the companion diagnostic be approved or cleared for use at the time the product receives marketing approval.

Human studies have shown that IL-36 cytokines are highly upregulated in psoriasis vulgaris, in conjunction with some upregulation of other inflammatory cytokines such as TNF-alpha, IL-17A, IL-6 and IL-12. Therefore, we may, as part of our initial clinical testing of ANB019, conduct a proof-of-mechanism clinical trial with psoriasis vulgaris patients who are not currently on any biological therapies. In addition, we may also consider clinical development of ANB019 for patients with psoriasis vulgaris that have failed treatment with the current standard of care, including Stelara (ustekinumab) and Cosentyx (secukinumab).

Figure 8 below describes our current anticipated clinical development strategy for ANB019 and our current estimate of the approximate timeframe in which our anticipated development activities will occur. However, as described in the section titled “Risk Factors” and elsewhere in this prospectus, the clinical development of drug product candidates is subject to a wide range of risks and uncertainties, any of which could cause our actual development strategy or timeframes to vary from the description in the figure below.

Figure 8. Anticipated ANB019 clinical development strategy.

As described above, we plan to pursue a clinical development strategy that involves conducting our initial clinical trials in Australia. We are pursuing this strategy in order to benefit from certain financial incentives that Australia makes available for biotechnology research and development and because we believe that Australia provides streamlined approval processes for the initiation of first-in-human studies, which we believe will allow us to begin our Phase 1 clinical trials weeks, and possibly several months, sooner than if we pursued initiation of trials in the United States. In particular, the Australian CTN review process is conducted on a regional basis by a single committee, without the requirement for review by the TGA. In contrast, in the United States, the sponsor of a first-in-human clinical trial typically must engage in a series of steps that include submission of an IND to the FDA and waiting 30 days for FDA feedback, if any, and then separate submission of materials to a review board at the trial site. Although we expect the length of each Phase 1 clinical trial, once initiated, will be the same as it would be if the trials were conducted in the United States, we believe the streamlined approval processes for the initiation of our trials in Australia offers us a meaningful advantage.

In addition, we believe that clinical data generated in Australia will subsequently be accepted by the FDA and its foreign equivalents outside of Australia, and therefore may enable us to commence Phase 2 and possibly registration clinical trials in the United States immediately following submission of an IND, without any need for us to repeat our Phase 1 trials in the United States. As discussed below under “Government Regulation and Product Approval—Foreign Clinical Studies to Support an IND,” we believe the FDA will generally accept data from well-designed, well-conducted foreign clinical trials that are conducted in accordance with GCP where the FDA is able to validate data through onsite inspection, if the FDA deems such inspection necessary. We expect that our Phase 1 clinical trials for ANB019 will be well-designed and conducted in accordance with GCP and therefore believe that the data from the trials will be accepted by the FDA. However, the FDA and other foreign equivalents are not required to accept Phase 1 data generated in Australia. If they do not accept any such data, we would likely be required to conduct additional Phase 1 clinical trials.

ANB019 Market Opportunity

IL-36R cytokine dysfunction is implicated in multiple inflammatory disorders including GPP, PPP, and potentially in severe, refractory cases of psoriasis vulgaris.

Generalized Pustular Psoraisis. GPP is a chronic, life-threatening, rare disease with no currently approved therapies. GPP is a systemic inflammatory disease characterized by the development of widespread pustules marked by idiopathic exacerbations. In severe cases, GPP patients can die from cardio-pulmonary failure, exhaustion, toxicity and/or infection subsequent to occurrences of pustular flares. Patients with GPP suffer without robust therapeutic options because currently approved psoriasis management therapies have not demonstrated clear efficacy in the treatment of this condition.

Through assessment of public literature and primary key opinion leader discussions, we estimate GPP affects approximately 3,000 individuals in the United States. We have conducted, and will continue to conduct, genotyping studies to identify GPP patients for potential enrollment in our upcoming clinical trials in this indication. Given the limited size of this patient population in the United States, we plan to seek Orphan Drug Designation from the FDA for ANB019 for the treatment of GPP. The FDA may grant Orphan Drug Designation to a product intended to treat a rare disease or condition—generally one that affects fewer than 200,000 individuals in the United States. If we obtain Orphan Drug Designation for ANB019 for the treatment of GPP and subsequently are the first BLA applicant to receive FDA approval for a product containing the same active molecular structure as ANB019, ANB019 would be entitled to a seven-year exclusive marketing period in the United States for the treatment of GPP. Although the GPP patient population is small, we believe there is an unmet medical need that ANB019 may be able to address.

Palmo-plantar Pustular Psoriasis. PPP is a non-fatal form of pustular psoriasis that we estimate affects approximately 2% of total psoriasis cases, approximately 150,000 patients in the United States alone. Patients experience a chronic occurrence of sterile pustules on their hands and feet, while systemic levels of IL-36 cytokines and other inflammatory disease biomarkers are also elevated. Patients with severe symptoms may have significant pain and be unable to stand, walk or do manual work, resulting in greatly diminished quality of life. Existing anti-inflammatory therapeutic options to our knowledge have not proven to be consistently effective in treating PPP. As we believe the PPP patient population to be less than 200,000 individuals in the United States, we plan to seek Orphan Drug Designation from the FDA for ANB019 in this indication as well.

Refractory Psoriasis Vulgaris. Refractory psoriasis vulgaris is another potential market opportunity for the development of ANB019. While the approved biologics that target these three cytokine pathways, including Stelara (ustekinumab) and Cosentyx (secukinumab), are effective for the majority of psoriasis vulgaris patients, a subset of the population is refractory to approved biologics. For purposes of developing an estimate, we have defined the refractory population as the subset of the patient population that does not have at least a 75% response to the leading approved therapy, which is Cosentyx. Based on this definition and our analysis publicly-available information and literature, we estimate that approximately 5% of the patient population, representing approximately 375,000 patients, is refractory to the leading approved therapy for psoriasis vulgaris. We hypothesize that IL-36 cytokine function is the key inflammatory driver in such refractory patients, and therefore these patients may benefit from ANB019.

Discovery-Stage Programs

Our strategy includes the discovery and development of therapeutic antibodies targeting emerging opportunities in inflammation and immuno-oncology. We are currently developing anti-inflammatory antibodies that agonize checkpoint receptors and amplify negative signaling into T cells, which may be useful for the treatment of severe inflammatory conditions. We are also developing potentially first-in-class checkpoint receptor antagonists that are designed to treat patients that may not benefit from currently approved checkpoint inhibitor antibody therapies. Each of these programs is in lead selection stages and we anticipate moving at least one new product to IND-enabling manufacturing and preclinical studies during 2016.

Our SHM-XEL Antibody Discovery Platform

Antibody Overview

Antibodies are complex proteins naturally generated by the immune system to neutralize foreign pathogens such as bacteria or viruses. B cells, a white blood cell type responsible for the generation of antibodies in response to pathogens, secrete billions of antibodies with different specificities into the bloodstream. Antibodies are structurally distinct Y-shaped proteins formed through the combination of two long proteins, called heavy chains, and two short proteins, called light chains. Each heavy and light chain pair forms a binding site where the antibody specifically binds its target, otherwise known as an antigen, at the Fab domain of the antibody molecule. The specificity of each antibody to a target, and the potency of its binding strength to that target are defined by the amino acid sequences of heavy and light chains in the Fab domain of the antibody molecule. The other end of the antibody, called the Fc domain, is responsible for communication between the antibody and the rest of the immune system. Fc domains bind to various receptors and cause immune system effector responses.

Figure 9. Antibody structure. Antibodies are composed of two heavy and light chains paired into a Y-shaped formation. Antigen binding occurs at the antigen binding site, formed by the heavy and light chain Fab domains, while the Fc domain of the heavy chains form the effector end of the antibody.

Therapeutic antibodies are typically non-naturally occurring, or recombinant, antibodies specifically developed to treat human diseases by binding to certain proteins, and thereby modulating key biological processes. Therapeutic antibodies are injectable products that are typically dosed subcutaneously or intravenously, unlike synthetic chemistry-based “small molecule” therapeutics that may also be administered orally. Therapeutic antibodies have the following key features that we believe make them more predictable than small molecules:

•	Target Specificity. Due to the large size and complex nature of the antibody Fab domain, antibodies generally bind with high specificity to the desired therapeutic target and tend to exhibit less off-target binding to unrelated proteins, which lowers the risk of unintended biological side effects such as toxicity.

•	Pharmacokinetics and Dosing Frequency. As complex proteins, antibodies are metabolized and distributed differently than small molecules. Full length antibodies tend to exhibit serum half-lives of seven to 24 days in humans, leading to bi-weekly or monthly dosing as typical practice for therapeutic antibodies.

•	Potency and Dose Quantities. Antibodies are typically highly potent in binding to their desired target, with binding dissociation constants in the low nanomolar to picomolar range. Hence, antibodies tend to be dosed at low amounts (less than 1 gram quantities per course of therapy).

We believe that therapeutic antibodies can be significantly de-risked pre-clinically for specificity, toxicology and pharmacokinetics, which is not generally true for small molecule drugs.

Since the first therapeutic antibody was approved by the FDA in 1986, the pharmaceutical industry has sought opportunities to leverage antibodies as therapeutic agents to treat human disease. Global sales of therapeutic antibodies have reached over $40 billion annually and are predicted to remain a fast-growing segment of the therapeutic market.

Limitations of Competing Antibody Technologies

Despite the promise of antibodies as a therapeutic modality, historically it has been difficult and time-consuming to generate therapeutic-grade antibodies utilizing competing antibody discovery technologies. Such technologies have relied primarily on mouse immunization methodologies (such as wild-type or engineered mice), microbial antibody display libraries (such as phage or yeast cell display) or human B cell screening to generate antibodies against therapeutic targets of interest. We believe the key limitations of these competitive approaches include:

•	Insufficient Diversity. Each of the prior technologies has limited, and often static, diversity of antibodies available for selection. The number of therapeutic targets that can be addressed by the available antibodies is therefore limited. It is particularly difficult for mouse immunization approaches to identify therapeutics against conserved proteins that are homologous between human and mouse species;

•	Lack of Functional Activity Selection. Competing technologies have not been able to drive antibody selection on the basis of functional activity. Even if antibodies are available against a certain target, they may not bind the correct region or epitope of the protein to achieve the intended functional therapeutic effects;

•	Low Potency. Antibodies from competing technologies tend to demonstrate low binding potencies against their targets. Such incomplete binding may not result in therapeutic effect that is sufficient to change disease outcomes, or require impractically high doses to convey therapeutic benefit; and

•	Unpredictable Manufacturing Properties. Using microbial display systems such as phage and yeast display libraries has resulted in unpredictable expression, stability and formulation when manufacturing is initiated using mammalian cells, thus leading to poor production yields and product stability.

Mouse immunization methodologies. Mouse immunization methodologies involve the administration of human target antigen to mice with wild-type or engineered immune systems, with the assumption that their immune systems will generate antibodies with sufficient potency against the desired human antigen epitope to convey biological effect. A key limitation of this approach is that when the mouse is dosed with an antigen that is similar in the human and mouse, the antigen is seen by the mouse immune system as one of its own proteins, and very few, if any, antibodies are generated. In addition, the mouse immune system often generates mouse antibodies to epitopes that are not therapeutically relevant to humans, leading the resulting antibodies to bind the human target but failing to convey therapeutic effect.

Microbial antibody display systems. Microbial antibody display systems require screening of antibodies, typically formatted as antibody fragments, from a static library diversity displayed on a bacterial or yeast microbial cell surface. The static nature of these libraries limits the range of antibody specificities to 109 or 1010 range, which is generally insufficient to avail high-affinity antibodies against many antigens. This can lead to suboptimal potency, and subsequently require phage/yeast antibodies to be matured significantly, typically with random mutagenesis, to obtain therapeutic level potencies, which is a labor-intensive and inefficient process. In addition, antibodies selected using this approach are expressed through the microbial cell expression machinery, which differs significantly in terms of manufacturability (expression level, glycosylation, formulation and stability) from mammalian cell expression typically utilized for clinical and commercial manufacturing of therapeutic antibodies. Such differences typically lead to difficulties in mammalian cell manufacturing of microbial display-derived antibodies.

Human B cell screening methodologies. Human B cell screening methodologies involve the screening and isolation of antibodies from peripheral human blood against therapeutic antigens of interest. The key limitation of this approach is that circulating human B cells generally do not develop antibodies against endogenous proteins because their function is to develop humoral immunity against foreign pathogens, such as bacteria and viruses. Therefore, it is challenging to obtain therapeutic antibodies against human antigens through this approach.

Our Technology Solution

Our innovative platform is designed to replicate the natural process of SHM embedded within the human immune system to rapidly develop a diverse range of therapeutic-grade antibodies in vitro. SHM is a critical, endogenous process that generates the essential antibody diversity required to develop a natural immune response to pathogens. Our genomes encode a limited number of antibody genes, which are insufficient to generate antibodies against the wide variety of foreign pathogens encountered from the external environment. SHM enables our immune system to expand the limited diversity encoded within our genomes to the billions of antibody specificities required to defend ourselves against external pathogens.

Figure 10. Mechanism of SHM. SHM is initiated by the Activation-Induced Cytidine Deaminase, or AID, which converts cytidine to uracil at key positions, resulting in subsequent replication, DNA repair and base excision processes that generate either wild-type (wt) or mutant DNA molecules.

The key enzyme required for SHM is called activation-induced cytidine deaminase, or AID. AID has been genetically conserved throughout mammalian biology and is required for the non-random mutagenesis pattern associated with SHM. AID is specifically expressed by B cells after contact with a foreign pathogen and modifies antibody sequences in a non-random fashion. Through SHM, B cells evolve antibodies with the potency and specificity required to clear the foreign pathogen. However, within the in vivo environment, SHM does not generally progress to the creation of high potency antibodies or develop antibodies against the body’s own proteins.

By coupling in vitro SHM with our mammalian cell system that simultaneously displays and secretes antibodies, we believe SHM-XEL is able to rapidly identify and mature antibodies with desired functional activity to high potency while simultaneously mitigating the risks associated with manufacturing. We introduce AID into mammalian cells to replicate the non-random mutagenesis SHM pattern observed within B cells in vivo. Starting with a library of either fully-human or humanized antibodies, our platform generates AID-based variants of the starting antibody library throughout the process. We have demonstrated that the pattern of mutagenesis we observe in vitro using our platform technology closely mimics the pattern observed among in vivo generated antibodies, thereby increasing confidence that antibodies generated by our platform will be tolerated when used as therapeutic drugs in humans.

By selecting antibodies based on their antigen binding from the broad antibody library population SHM-XEL develops, we are able to evolve in an iterative fashion the binding potency and function of antibodies to levels that we believe will be required for therapeutic use. We believe this approach allows us to rapidly generate antibodies with high binding potency against a target. Through this approach, we have successfully generated therapeutic antibody product candidates to more than 25 targets, including targets that have been challenging for competing antibody technology platforms to generate such as IL-33 and TIM-3.

Figure 11. SHM-XEL Antibody Generation Process. Our platform initiates antibody selection from starting libraries of human and non-human diversity, which is further optimized through iterative rounds of SHM and selection.

Each evolving antibody is expressed within the SHM-active mammalian cell to concurrently (i) display the evolved antibody on the cell surface to permit cell sorting selection for potency properties while (ii) the same antibody is secreted into the extracellular media at sufficient quantities to permit functional assays to be conducted. In this manner, the evolving antibodies expressed by each transfected cell are assessed in a high-throughput fashion for the desired functional activity relevant to the therapeutic mechanism.

We believe our antibody discovery platform, as described above, has the following advantages over competing approaches:

•	Diversity against difficult targets. We are able to generate an unprecedented diversity of antibodies by applying SHM-based diversification outside of the constraints of an in vivo environment. This enables us to develop antibodies against human targets that we believe have not otherwise been accessible to prior technologies.

•	High potency. Because our platform generates highly-potent antibodies, we are potentially able to modulate every extracellular target associated with human disease, and believe only small therapeutic doses may be required to mediate therapeutic effect in vivo.

•	Functional activity selection. Our mammalian cell system simultaneously displays and secretes antibodies during the antibody discovery process, allowing us to incorporate functional assays throughout the process and focus on producing product candidates that are optimized for the desired therapeutic activity.

•	Speed. Our platform technology enables us to generate therapeutic-grade antibodies and initiate subsequent preclinical manufacturing and toxicology studies, typically in less than 12 months. We believe this timeline is significantly shorter than conventional approaches based upon mouse immunization and microbial display systems.

•	Manufacturability. By utilizing our mammalian cell display system, we believe our approach increases the probability of success in manufacturing and commercialization by mitigating the risks associated with antibody expression, formulation and stability during the antibody generation process.

•	Bispecific antibodies. A bispecific antibody is a single therapeutic molecule designed to bind two different targets. Bispecific antibodies have the advantage of combining two therapeutic mechanisms with the goal of increasing therapeutic efficacy, in comparison to monospecific antibodies that bind either of the targets individually. We believe our competitors’ bispecific strategies generally rely on proteins with non-natural formats, resulting in unpredictable pharmacokinetics and manufacturing properties. Our strategy is to develop bispecific antibodies that are composed of two different heavy chains with a common shared light chain that resemble the natural antibody structure and exhibit the desired functional activity to each target. Utilizing our proprietary SHM-XEL platform, we are able to generate a large diversity of heavy and light chain varieties against each therapeutic target, and then co-mature a common light chain in the context of two different heavy chains, which permits us to identify bispecific antibodies with sufficient potency against each of the two targets that we believe will provide greater therapeutic benefit.

Collaborations

TESARO

In March 2014, we entered into a collaboration and exclusive license agreement with TESARO. We executed an amendment in November 2014 to add an additional dual-reactive antibody product candidate. Under the terms of the amended agreement, we granted TESARO an exclusive, royalty-bearing, sublicensable worldwide license to research, develop, manufacture, market and sell products based on our proprietary technology for the discovery, generation and optimization of certain specified immunotherapy antibodies. Specifically, we granted TESARO exclusive rights to three monospecific antibody product candidates targeting TIM-3, LAG-3 and PD-1 (TSR-042) and three bispecific antibody product candidates targeting PD-1/TIM-3, PD-1/LAG-3 and an undisclosed target. Under the amended agreement, we are responsible for performing initial discovery and development of therapeutic antibodies with the goal of generating immunotherapy antibodies for use in the treatment of cancer. TESARO is responsible for all subsequent preclinical, clinical, regulatory, manufacturing and other activities necessary to develop and commercialize antibodies selected under each of six development programs, and TESARO is obligated to use commercially reasonable efforts to research, develop and commercialize at least one product to each of the four targets. During the term, other than under the collaboration, both TESARO and we are prohibited from developing and commercializing, independently or with a third party, any agents targeting LAG-3, PD-1 or TIM-3, as single agents or in combination with other therapies.

Under the terms of this agreement, TESARO made up-front, non-creditable and non-refundable cash payments aggregating $19.0 million to us during 2014. TESARO is also required to reimburse us on a quarterly basis for specified costs incurred by us in our initial discovery and development activities covered by the agreement. For products to each of the four targets, TESARO is required to make milestone payments to us of up to $18.0 million if certain research and development milestone events are achieved, and up to an additional $90.0 million of milestone payments if certain U.S. and non-U.S. regulatory submissions and approvals occur in initial and subsequent indications. TESARO will also be required to pay us tiered single-digit royalties, on a product-by-product basis, on worldwide annual net sales, and additional commercial milestone payments if specified levels of annual net sales of a product are attained.

This agreement expires when no further payments are due to us, unless earlier terminated. Either party may terminate the agreement in the event of an uncured material breach by the other party. TESARO may terminate the agreement at any time upon 90 days’ prior written notice to us.

Celgene

In December 2011, we entered into a collaboration agreement with Celgene, or the Collaboration Agreement, to develop human therapeutic antibodies against multiple biological targets. We completed our responsibilities under the terms of the agreement to generate antibodies against various mutually agreed biological targets. On a target-by-target basis, we provided Celgene an option to obtain rights to develop and commercialize a defined number of antibodies against each target. We were successful in generating antibodies against multiple targets and Celgene has exercised its option with respect to antibodies against three targets. Celgene is currently advancing two anti-flammatory antibodies to the clinic.

Upon execution of the Collaboration Agreement in 2011, Celgene paid us a one-time, non-refundable, non-creditable initial fee of $6.0 million. Celgene has reimbursed us for specified research costs in accordance with the research plans. Celgene is also obligated, on a project-by-project basis, to pay us up to a total of an additional $18.0 million if certain research and development milestone events are achieved under such project and up to a total of an additional $35.0 million if certain regulatory milestone events are achieved under such project. Celgene will also be required to pay us single digit royalties on net sales of products containing the delivered antibodies on a product-by-product and country-by-country basis until the later of the expiration of the last patent right that covers manufacture, use or sale of such product in such country, and in any case at least ten years after the first commercial sale of the product in such country.

The Collaboration Agreement continues until our royalty rights on any Celgene product resulting from the collaboration expire, which period will last at least ten years after any such product first goes to market. Either we or Celgene may terminate the agreement in the event of an uncured material breach by the other party. Celgene may also terminate the agreement at any time prior to the delivery of any of the contemplated antibodies upon 90 days’ prior written notice to us.

In-Licensing Agreements

License Agreement with MRC

In 2006, we entered into an exclusive worldwide license agreement with the Medical Research Council, or MRC, to obtain rights to multiple patents and patent applications relating to fundamental discoveries with respect to SHM and AID by Dr. Michael Neuberger and his colleagues. We since amended this license agreement to include additional subject matter. Under the terms of the agreement, or the MRC Agreement, we obtained an exclusive, worldwide, sublicensable license under specified patent rights to manufacture, use, sell and commercialize products and methods covered by such patents for all fields of use. We are responsible for prosecution of the licensed patents and the development of therapeutic products covered by the intellectual property. We are obligated to research and develop licensed methods and licensed products for the purpose of commercializing such methods and products at least as diligently as we research and develop our other products of similar market potential and stages of development.

We are responsible for paying MRC an annual fee of $55,000. Additionally, for each product developed and commercialized under the MRC Agreement, we are obligated to pay MRC up to an additional $175,000 upon the achievement of specified development milestone events and up to an additional $275,000 upon the achievement of specified regulatory milestone events. In addition we owe MRC royalties at 0.25% of net sales for worldwide sales on a product-by-product at or below $750 million and 1% of net sales of products worldwide above $1 billion, payable on a country-by-country basis until the expiration of the last licensed patent covering such product in such country. Under this license agreement, we have rights to 16 patents and seven pending patent applications worldwide.

Unless earlier terminated, the MRC Agreement will expire upon expiration of all royalty payment obligations under the MRC Agreement. Either party may terminate the MRC Agreement in the event of an uncured material breach by the other party or upon the occurrence of specified bankruptcy events for the other party. We may terminate the MRC Agreement upon 60 days’ notice to MRC.

License Agreement with Millipore

In May 2009, we signed a non-exclusive research and commercial license agreement with Millipore Corporation, or Millipore, to obtain a non-exclusive license to patents and patent applications directed to the ubiquitous chromatin opening elements technology for the expression of proteins, particularly antibodies, generated by us, which license may be sublicensed to our contractors and partners. Under the terms of the agreement, or the Millipore Agreement. we are obligated to pay Millipore $87,500 in annual license fees. Additionally, for each product developed and commercialized under the Millipore Agreement, we are obligated to pay Millipore up to an additional $75,000 upon the achievement of specified development milestone events and up to an additional $4.4 million upon the achievement of specified commercial milestone events. We do not owe Millipore any royalties on net sales of products commercialized under the Millipore Agreement.

Unless affirmatively terminated by one of the parties, the Millipore Agreement will continue in effect. Either party may terminate the Millipore Agreement in the event of an uncured material breach by the other party. We may terminate the Millipore Agreement upon 90 days’ notice to Millipore.

Australian Operations

In March 2015, we established a wholly-owned Australian subsidiary called AnaptysBio Pty. Ltd, in order to conduct various preclinical and clinical activities for ANB020 and ANB019. We believe our Australian subsidiary will be eligible for certain financial incentives made available by the Australian government for biotech research and development expenses. Specifically, Australia provides a refundable tax credit in the form of a cash rebate equal to 43.5% of qualified expenditures on biotech research and development projects to Australian companies that operate the majority of their research and development activities associated with such projects in Australia. A wholly-owned Australian subsidiary of a non-Australian parent company is eligible to receive the refundable tax credit, provided that the Australian subsidiary retains the rights to the data and intellectual property generated in Australia, and provided that the total revenues of the parent company and its consolidated subsidiaries during the period for which the refundable tax credit is claimed are less than $20.0 million Australian dollars. For the preclinical and clinical activities currently planned in Australia, we anticipate receiving between $1.0 million and $2.0 million in Australian refundable tax credits over the next 24 months, assuming our revenues do not exceed $20.0 million Australian dollars in any annual tax period and we comply with the other requirements described above.

In addition, by establishing operations in Australia, we are able to access an established network of manufacturing and clinical development support contractors located in Australia and benefit from Australia’s streamlined approval processes for the initiation of first-in human studies. We do not have any employees with experience advancing product candidates through the Australian regulatory review process. However, we have engaged Australian consultants with expertise in the regulatory requirements and clinical development of therapeutic products in Australia, and we plan to work with established manufacturing and clinical development support contractors located in Australia, who are also familiar with Australian regulatory and product development processes.

Intellectual Property

Our intellectual property is critical to our business and we strive to protect it, including by obtaining and maintaining patent protection in the United States and internationally for our technology platform, product candidates, novel biological discoveries, epitopes, new therapeutic approaches and potential indications, and other inventions that are important to our business. In total, our current patent portfolio, including patents to our technology platform licensed from MRC and patents licensed from Kyoto University, consists of 29 issued patents and 41 pending patent applications as of December 21, 2015.

For our product candidates, generally we initially pursue patent protection covering compositions of matter, antibody sequence diversity, epitopes, functional activity and methods of use. Throughout the development of our product candidates, we seek to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through additional methods of use and biomarker and companion diagnostic related claims.

The patent portfolios for our two internal programs and platform technology are outlined below:

ANB020

As of November 30, 2015, we own one international patent application, filed under the Patent Cooperation Treaty, or PCT, which is directed to the antibody sequence of ANB020 and its variants, epitopes, methods of use and related matters. We intend to prosecute the pending international application and pursue patent issuance and protection in key commercial markets where significant product sales may occur. Patents that may issue from this pending international application would provide protection until January 2035.

ANB019

As of November 30, 2015, we own one U.S. provisional patent application, which is directed to the antibody sequence of ANB019 and its variants, epitopes, methods of use and related matters. We intend to pursue an international patent application, filed under the PCT in due course, based on the pending U.S. provisional patent application, and pursue patent issuance and protection in key commercial markets where significant product sales may occur. Patents that may issue from the expected international application would provide protection until April 2036.

Platform Technology

Our platform technology is covered by U.S. and foreign issued patents and pending patent applications, emanating from our in-licensed portfolio and wholly owned portfolio, currently under prosecution in various jurisdictions.

Our wholly owned portfolio includes patents and patent applications directed to platform technology related inventions associated with antibody library design, antibody humanization, mammalian cell display and secretion, and other technical attributes relating to the discovery, maturation and optimization of antibodies using our technology platform. Patents relating to our platform technology that have been issued to date provide protection through 2028.

The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our product candidates or for our technology platform. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties. For a more comprehensive discussion of the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, the patent term is 20 years from the earliest date of filing a non-provisional patent application related to the patent. A U.S. patent also may be accorded a PTA under certain circumstances to compensate for delays in obtaining the patent from the USPTO. In some instances, such a PTA may result in a U.S. patent term extending beyond 20 years from the earliest date of filing a non-provisional patent application related to the U.S. patent. In addition, in the United States, the term of a U.S. patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to an approved drug may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any of our issued patents in any jurisdiction where these are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions.

We also rely on trade secrets relating to our technology platform and product candidates and seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property.

Manufacturing

We must manufacture drug product for clinical trial use in compliance with cGMP. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. The manufacturing facilities for our product candidates must meet cGMP requirements and FDA satisfaction before any product is approved and we can manufacture commercial products. Our third-party manufacturers will also be subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

Our internal manufacturing capabilities include non-cGMP antibody and reagent production using small scale quantities for characterization and in vitro and in vivo preclinical assessment of product candidates. We do not have and we do not currently plan to acquire or develop the facilities or capabilities to manufacture cGMP drug substance or filled drug product for use in human clinical trials.

We rely on third-party manufacturers to generate cGMP-grade cell lines and will rely on them to produce cGMP drug product required for our planned clinical trials, and expect to continue to rely on third parties to manufacture clinical trial drug supplies for the foreseeable future. We also contract with additional third parties for the filling, labeling, packaging, storage and distribution of investigational drug products. We have personnel with significant technical, manufacturing, analytical, quality, including cGMP, and project management experience to oversee our third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes. While our contract manufacturers have not yet produced cGMP batches of our product candidates, they have previously produced batches for other companies in compliance with cGMP and have been previously inspected by regulatory authorities for compliance with cGMP standards. Similarly, our personnel have had experience with cGMP at previous positions.

Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including warning letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations and civil and criminal penalties. These actions could have a material impact on the availability of our products. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

Competition

The biotechnology and pharmaceutical industries are characterized by continuing technological advancement and significant competition. While we believe that our product candidates, technology, knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future. Key product features that would affect our ability to effectively compete with other therapeutics include the efficacy, safety and convenience of our products and the ease of use and effectiveness of any companion diagnostics. The level of generic competition and the availability of reimbursement from government and other third-party payors will also significantly affect the pricing and competitiveness of our products. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Many of the companies against which we may compete have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Specifically, there are several companies developing or marketing treatments that may be approved for the same indications and/or diseases as our lead product candidates, ANB019 and ANB020, including major pharmaceutical companies.

For asthma, our competitors include omalizumab (Xolair; Roche), which has received FDA approval and functions by inhibiting the binding between free IgE and FceRI; antibodies that bind IL-5 and inhibit its interaction with the IL-5 receptor such as mepolizumab (Glaxosmithkline), which the FDA recently approved for the add-on maintenance treatment in patients aged 12 years or older with severe eosinophilic asthma, and reslizumab (Teva), which the FDA’s Pulmonary-Allergy Drugs Advisory Committee recommended for approval in adult patients aged 18 years and older for the treatment of inadequately controlled asthma in patients with elevated eosinophils, despite an inhaled corticosteroids treatment regimen; antibodies, such as benralizumab

(AstraZeneca) that bind the IL-5 receptor; antibodies that bind to IL-13 such as lebrikizumab (Roche), tralokinumab (AstraZeneca) and anrukinzumab (Pfizer) which are in clinical testing; antibodies that bind the IL-4 receptor alpha chain such as dupilumab (Regeneron) and AMG317 (Amgen) each in clinical testing; and antibodies that bind the ST2 receptor including AMG282 (Amgen), which is in clinical testing.

For peanut allergy, our competitors include DBV Technologies, which is developing transdermal products for tolerization of food allergies, while Aimmune Therapeutics is developing oral products for peanut allergy desensitization. For GPP and PPP, our competitors include marketed therapies such as secukinumab (Cosentyx; Novartis) which binds IL-17A, ustekinumab (Stelara; Janssen) which blocks IL-12 and 23 cytokine function; and acitretin (Soriatane; Glaxosmithkline), as well as therapies in development such as guselkumab (Janssen) which blocks IL-23 cytokine function and gevokizumab (Xoma 052) which binds IL-1 beta.

Government Regulation and Product Approval

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

FDA approval process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Biological products used for the prevention, treatment, or cure of a disease or condition of a human being are subject to regulation under the FDC Act, except the section of the FDC Act which governs the approval of new drug applications, or NDAs. Biological products are approved for marketing under provisions of the Public Health Service Act, or PHSA, via a Biologics License Application, or BLA. However, the application process and requirements for approval of BLAs are similar to those for NDAs, and biologics are associated with similar approval risks and costs as drugs. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending NDAs or BLAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

Biological product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an IND, which must become effective before clinical testing may commence in the United States, and adequate and well- controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.

Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the

IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational biologic to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

Clinical trials to support BLAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the biologic into healthy human subjects or patients, the product is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug or biologic for a particular indication, dosage tolerance, and optimal dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit risk relationship of the drug or biologic and to provide adequate information for the labeling of the product. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the trial is a large multicenter trial demonstrating internal consistency and a statistically persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee, and the applicant under an approved BLA is also subject to annual product and establishment user fees. These fees are typically increased annually. The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs. Most such applications for standard review biologic products are reviewed within ten months of the date the FDA files the BLA; most applications for priority review biologics are reviewed within six months of the date the FDA files the BLA. Priority review can be applied to a biologic that the FDA determines has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA may also refer applications for novel biologic products, or biologic products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the biologic product is manufactured. The FDA will not approve the product unless compliance with current good manufacturing practice, or cGMP, is satisfactory and the BLA contains data that provide substantial evidence that the biologic is safe, pure, potent and effective in the indication studied.

After the FDA evaluates the BLA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. As a condition of BLA approval, the FDA may require a REMS to help ensure that the benefits of the biologic outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.

Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new BLA or BLA supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing BLA supplements as it does in reviewing BLAs.

Foreign clinical studies to support an IND

The FDA will accept as support for an IND a well-designed, well-conducted, non-IND foreign clinical study if it was conducted in accordance with GCP and the FDA is able to validate the data from the study through an onsite inspection, if necessary. A sponsor or applicant who wishes to rely on a non-IND foreign clinical study to support an IND must submit the following supporting information to the FDA to demonstrate that the study conformed to GCP:

•	the investigator’s qualifications;

•	a description of the research facilities;

•	a detailed summary of the protocol and study results and, if requested, case records or additional background data;

•	a description of the drug substance and drug product, including the components, formulation, specifications, and, if available, the bioavailability of the drug product;

•	information showing that the study is adequate and well controlled;

•	the name and address of the independent ethics committee that reviewed the study and a statement that the independent ethics committee meets the required definition;

•	a summary of the independent ethics committee’s decision to approve or modify and approve the study, or to provide a favorable opinion;

•	a description of how informed consent was obtained;

•	a description of what incentives, if any, were provided to subjects to participate;

•	a description of how the sponsors monitored the study and ensured that the study was consistent with the protocol;

•	a description of how investigators were trained to comply with GCP and to conduct the study in accordance with the study protocol; and

•	a statement on whether written commitments by investigators to comply with GCP and the protocol were obtained.

Orphan drug designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to biological products intended to treat a rare disease or condition—generally a disease or condition that affects fewer than 200,000 individuals in the United States, or if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a product available in the United States for such disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the biological product and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process. The first BLA applicant to receive FDA approval for a biological product containing a particular active moiety to treat a particular disease with FDA orphan drug designation is entitled to a seven-year exclusive marketing period in the United States for that product for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market a biological product containing the same active moiety for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity. A product is clinically superior if it is safer, more effective or makes a major contribution to patient care. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biological product for the same disease or condition, or the same biological product for a different disease or condition. Among the other benefits of orphan drug designation are tax credits for certain research and a waiver of the BLA user fee.

Disclosure of clinical trial information

Sponsors of clinical trials of FDA-regulated products, including biological products, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Pediatric information

Under the Pediatric Research Equity Act, or PREA, NDAs or BLAs or supplements to NDAs or BLAs must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the biological product is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any biological product for an indication for which orphan designation has been granted.

Additional controls for biologics

To help reduce the increased risk of the introduction of adventitious agents, the PHSA emphasizes the importance of manufacturing controls for products whose attributes cannot be precisely defined. The PHSA also provides authority to the FDA to immediately suspend licenses in situations where there exists a danger to public health, to prepare or procure products in the event of shortages and critical public health needs, and to authorize the creation and enforcement of regulations to prevent the introduction or spread of communicable diseases in the United States and between states.

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer.

In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.

Patent term restoration

After approval, owners of relevant drug or biologic patents may apply for up to a five year patent extension. The allowable patent term extension is calculated as half of the drug’s testing phase—the time between IND application and NDA or BLA submission—and all of the review phase—the time between NDA or BLA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug or biologic for which an NDA or BLA has not been submitted.

Biosimilars

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, creates an abbreviated approval pathway for biological products shown to be highly similar to or interchangeable with an FDA licensed reference biological product. Biosimilarity sufficient to reference a prior FDA-approved product requires that there be no differences in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity must be shown through analytical trials, animal trials, and a clinical trial or trials, unless the Secretary of Health and Human Services waives a required element. A biosimilar product may be deemed interchangeable with a prior approved product if it meets the higher hurdle of demonstrating that it can be expected to produce the same clinical results as the reference product and, for products administered multiple times, the biologic and the reference biologic may be switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic. On March 6, 2015, the FDA approved the first biosimilar product under the BPCIA. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation, which is still being evaluated by the FDA.

A reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product, and no application for a biosimilar can be submitted for four years from the date of licensure of the reference product. The first biologic product submitted under the abbreviated approval pathway that is determined to be interchangeable with the reference product has exclusivity against a finding of interchangeability for other biologics for the same condition of use for the lesser of (i) one year after first commercial marketing of the first interchangeable biosimilar, (ii) 18 months after the first interchangeable biosimilar is approved if there is no patent challenge, (iii) 18 months after resolution of a lawsuit over the patents of the reference biologic in favor of the first interchangeable biosimilar applicant, or (iv) 42 months after the first interchangeable biosimilar’s application has been approved if a patent lawsuit is ongoing within the 42-month period.

Post-approval requirements

Once a BLA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of biologics, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Biologics may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

Adverse event reporting and submission of periodic reports is required following FDA approval of a BLA. The FDA also may require post-marketing testing, known as Phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologic manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

FDA regulation of companion diagnostics

If use of an in vitro diagnostic is essential to safe and effective use of a drug or biologic product, then the FDA generally will require approval or clearance of the diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. The review of an in vitro companion diagnostic in conjunction with the review of a biologic involves coordination of review by the FDA’s Center for Biologics Evaluation and Research and by the FDA’s Center for Devices and Radiological Health. The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee, which exceeds $250,000 for most PMAs. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, the applicant must demonstrate that the diagnostic produces reproducible results when the same sample is tested multiple times by multiple users at multiple laboratories. As part of the

PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the United States.

Other U.S. healthcare laws and compliance requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including but not limited to, the Centers for Medicare and Medicaid Services, or CMS, other divisions of the U.S. Department of Health and Human Services (such as the Office of Inspector General), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. For example, sales, marketing and scientific/educational grant programs may have to comply with the anti-fraud and abuse provisions of the Social Security Act, the false claims laws, the privacy and security provisions of the Health Insurance Portability and Accountability Act, or HIPAA, and similar state laws, each as amended, as applicable.

The federal Anti-Kickback Statute prohibits, among other things, any person or entity, from knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any item or service reimbursable under Medicare, Medicaid or other federal healthcare programs. The term remuneration has been interpreted broadly to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. The exceptions and safe harbors are drawn narrowly and practices that involve remuneration that may be alleged to be intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Our practices may not in all cases meet all of the criteria for protection under a statutory exception or regulatory safe harbor.

Additionally, the intent standard under the Anti-Kickback Statute was amended by the Patient Protection and Affordable Care Act, or ACA, to a stricter standard such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. In addition, the ACA codified case law that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below).

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Federal false claims and false statement laws, including the federal False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment to, or approval by, the federal healthcare programs, including Medicare and Medicaid, or knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus generally non-reimbursable, uses.

HIPAA created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by trick, scheme or device, a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the Anti-Kickback Statute, the ACA amended the intent standard for certain healthcare fraud statutes under HIPAA such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

Also, many states have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

We may be subject to data privacy and security regulations by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s privacy and security standards directly applicable to business associates, independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions. In addition, many state laws govern the privacy and security of health information in specified circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Additionally, the federal Physician Payments Sunshine Act within the ACA, and its implementing regulations, require that certain manufacturers of drugs, devices, biological and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) report annually to CMS information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Moreover, the Drug Supply Chain Security Act imposes new obligations on manufacturers of pharmaceutical products related to product tracking and tracing. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products.

In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of drug and biological products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. All of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

If our operations are found to be in violation of any of the federal and state healthcare laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including without limitation, civil, criminal and/or administrative penalties, damages, fines, disgorgement, exclusion from participation in government programs, such as Medicare and Medicaid, injunctions, private “qui tam” actions brought by individual whistleblowers in the name of the government, or refusal to allow us to enter into government contracts, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Coverage, pricing and reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. The process for determining whether a third-party payor will provide coverage for a product may be separate from the process for setting the price of a product or for establishing the reimbursement rate that such a payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical products, therapies and services, in addition to questioning their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain the FDA approvals. Our product candidates may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Different pricing and reimbursement schemes exist in other countries. In the EU, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on healthcare pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Healthcare reform

In March 2010, President Obama enacted the ACA, which has the potential to substantially change healthcare financing and delivery by both governmental and private insurers, and significantly impact the pharmaceutical and biotechnology industry.

Among the ACA provisions of importance to the pharmaceutical and biotechnology industries, in addition to those otherwise described above, are the following:

•	an annual, nondeductible fee on any entity that manufactures or imports certain specified branded prescription drugs and biologic agents apportioned among these entities according to their market share in some government healthcare programs that began in 2011;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program, retroactive to January 1, 2010, to 23.1% and 13% of the average manufacturer price for most branded and generic drugs, respectively and capped the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals beginning in 2014 and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

•	expansion of healthcare fraud and abuse laws, including the False Claims Act and the Anti-Kickback Statute, new government investigative powers, and enhanced penalties for noncompliance;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;

•	requirements to report certain financial arrangements with physicians and teaching hospitals; and

•	a requirement to annually report certain information regarding drug samples that manufacturers and distributors provide to physicians.

We anticipate that the ACA will result in additional downward pressure on coverage and the price that we receive for any approved product, and could seriously harm our business. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and results of operations.

For example, in August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and will stay in effect through 2025 unless additional Congressional action is taken. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, reduced Medicare payments to several providers, including hospitals and imaging centers. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our drugs, if approved, and, accordingly, our financial operations.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

Additional regulation

In addition to the foregoing, state and federal laws regarding environmental protection and hazardous substances, including the Occupational Safety and Health Act, the Resource Conservancy and Recovery Act and the Toxic Substances Control Act, affect our business. These and other laws govern our use, handling and disposal of various biological, chemical and radioactive substances used in, and wastes generated by, our operations. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and governmental fines. We believe that we are in material compliance with applicable environmental laws and that continued compliance therewith will not have a material adverse effect on our business. We cannot predict, however, how changes in these laws may affect our future operations.

Europe / rest of world government regulation

In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a clinical trial application must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the clinical trial application is approved in accordance with a country’s requirements, clinical trial development may proceed. Because biologically sourced raw materials are subject to unique contamination risks, their use may be restricted in some countries. The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a marketing authorization application. The application used to file the BLA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements. For other countries outside of the EU, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Australia

Conducting clinical trials for therapeutic drug candidates in Australia is subject to regulation by Australian governmental entities. Approval for inclusion in the Australian Register of Therapeutic Goods, or the ARTG, is required before a pharmaceutical drug product may be marketed in Australia.

Typically, the process of obtaining approval of a new therapeutic drug product for inclusion in the ARTG requires compilation of clinical trial data. Clinical trials conducted using “unapproved therapeutic goods” in Australia, being those which have not yet been evaluated by the TGA for quality, safety and efficacy must occur pursuant to either the Clinical Trial Notification, or CTN, or Clinical Trial Exemption, or CTX, process.

The CTN process broadly involves:

•	completion of pre-clinical laboratory and animal testing;

•	submission to a Human Research Ethics Committee, or the HREC, of all material relating to the proposed clinical trial, including the trial protocol. The TGA does not review any data relating to the clinical trial;

•	the institution or organisation at which the trial will be conducted, referred to as the “Approving Authority” gives the final approval for the conduct of the trial at the site, having due regard to the advice from the HREC; and

•	CTN trials cannot commence until the trial has been notified to the TGA.

Under the CTX process:

•	a sponsor submits an application to conduct a clinical trial to the TGA for evaluation and comment; and

•	a sponsor cannot commence a CTX trial until written advice has been received from the TGA regarding the application and approval for the conduct of the trial has been obtained from an ethics committee and the institution at which the trial will be conducted.

In each case, it is required that:

•	adequate and well-controlled clinical trials demonstrate the quality, safety and efficacy of the therapeutic product;

•	evidence is compiled which demonstrates that the manufacture of the therapeutic drug product complies with the principles of cGMP;

•	manufacturing and clinical data is derived to submit to the Australian Committee on Prescription Medicines, which makes recommendations to the TGA as to whether or not to grant approval to include the therapeutic drug product in the ARTG; and

•	an ultimate decision is made by the TGA whether to include the therapeutic drug product in the ARTG.

Pre-clinical studies include laboratory evaluation of the therapeutic drug product as well as animal studies to assess the potential safety and efficacy of the drug. The results of the pre-clinical studies form part of the materials submitted to the investigators HREC in the case of a CTN trial and part of the application to the TGA in the case of a CTX trial.

Clinical trials involve administering the investigational product to healthy volunteers or patients under the supervision of a qualified principal investigator. The TGA has developed guidelines for a CTN. Under the CTN process, all material relating to the proposed trial is submitted directly to the HREC of each institution at which the trial is to be conducted. An HREC is an independent review committee set up under guidelines of the Australian National Health and Medical Research Council. The role of an HREC is to ensure the protection of rights, safety and wellbeing of human subjects involved in a clinical trial by, among other things, reviewing, approving and providing continuing review of trial protocols and amendments, and of the methods and material to be used in obtaining and documenting informed consent of the trial subjects. The TGA is formally notified by submission of a CTN application but does not review the safety of the drug or any aspect of the proposed trial. The approving authority of each institution gives the final approval for the conduct of the clinical trial, having due regard to advice from the HREC. Following approval, responsibility for all aspects of the trial conducted under a CTN application remains with the HREC of each investigator’s institution.

The standards for clinical research in Australia are set by the TGA and the National Health and Medical Research Council, and compliance with GCP is mandatory. Guidelines, such as those promulgated by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH, are required across all fields, including those related to pharmaceutical quality, nonclinical and clinical data requirements and study designs. The basic requirements for preclinical data to support a first-in-human study under ICH guidelines are applicable in Australia. Requirements related to adverse event reporting in Australia are similar to those required in other major jurisdictions.

Other regulations

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future.

Employees

As of November 30, 2015, we had 49 full-time employees and one part-time employee. Of these employees, 40 were primarily engaged in research and development activities and 12 have an M.D. or a Ph.D. None of our employees are represented by a labor union or covered by collective bargaining agreements, and we believe our relationship with our employees is good.

Properties and Facilities

Our principal executive office is located in San Diego, California, and consists of approximately 25,000 square feet of leased office and laboratory space under a lease which will expire on August 31, 2021. We use these facilities for our administrative, research and development and other activities.

We believe that our facilities are adequate to meet our needs for the foreseeable future.

Legal Proceedings

From time to time, we may be involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us due to defense and settlement costs, diversion of management resources, negative publicity and reputational harm, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of November 30, 2015:

Name	Age	Position
Executive Officers:
Hamza Suria.	39	President, Chief Executive Officer and Director
Marco Londei, M.D.	59	Chief Development Officer
Robert E. Hoffman	50	Chief Financial Officer

Non-Employee Directors:
Tiba Aynechi, Ph.D.*	40	Director
Carol G. Gallagher, Pharm.D.(1)(2)(3)	51	Director
Nicholas B. Lydon, Ph.D., FRS(2)	58	Director
Hollings Renton(3)(4)	69	Director
John P. Schmid(1)	52	Director
James A. Schoeneck(1)(2)	58	Director
James N. Topper, M.D., Ph.D.(3)(5)	53	Director

*	Dr. Aynechi has notified us that she will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Corporate Governance Committee.
(4)	Lead Independent Director.
(5)	Chairman of the Board of Directors.

Executive Officers

Hamza Suria has served as our President and Chief Executive Officer and a member of our board of directors since July 2011. From January 2009 to June 2011 Mr. Suria served as Vice President of Corporate Development. Before joining our company in December 2008, Mr. Suria worked at Maxygen, Inc., a biopharmaceutical company, where he was responsible for partnering and alliance management of next-generation protein therapeutics in oncology supportive care, hematology and autoimmunity, including partnerships with healthcare and pharmaceutical companies, such as Roche, Sanofi S.A., Bayer Corporation and Astellas Pharma. Mr. Suria received his M.S. in immunology from the University of Western Ontario, his Executive M.B.A. from the Richard Ivey School of Business of the University of Western Ontario and his B.S. in biochemistry from Kalamazoo College.

We believe that Mr. Suria’s thorough knowledge of our company and technology, and his scientific and business experience, provide him with the qualifications and skills to serve on our board of directors.

Marco Londei, M.D. has served as our Chief Development Officer since October 2014. Before joining our company, Dr. Londei worked as Therapeutic Area Head Immunosciences, at Bristol-Myers Squibb, a biopharmaceutical company, from November 2012 to September 2014. Before starting at Bristol-Myers Squibb, Dr. Londei served as Global Head Translational Medicine of the Autoimmunity, Transplantation & Inflammation Department at Novartis AG and Translational Science Officer at the Genomics Institute of the Novartis Research Foundation from October 2005 to October 2012. Dr. Londei was Professor at the Kennedy Institute of Rheumatology, Imperial College School of Medicine, London, from July 1999 to July 2003 and then Professor and head of the gastroenterology unit at University College London, Medical School UK, from July 2003 through September 2007. Dr. Londei received his M.D. from Università di Bologna.

Robert E. Hoffman has served as our Chief Financial Officer since July 2015. Before joining our company, Mr. Hoffman served as Senior Vice President, Finance and Chief Financial Officer of Arena Pharmaceuticals, Inc., a biopharmaceutical company, from June 2012 to July 2015, as Vice President, Finance and Chief Financial Officer from August 2011 to June 2012 and December 2005 to March 2011. From March 2011 to August 2011, Mr. Hoffman served as Chief Financial Officer for Polaris Group, a biopharmaceutical drug company. Mr. Hoffman is a member of the board of directors of CombiMatrix Corporation, a molecular diagnostics company, Kura Oncology, Inc., a biotechnology company, and MabVax Therapeutics Holdings, Inc., a biopharmaceutical company. He also serves as a member of the Financial Accounting Standards Board’s Small Business Advisory Committee and the steering committee of the Association of Bioscience Financial Officers. Mr. Hoffman received his B.B.A. from St. Bonaventure University, and is licensed as a C.P.A. (inactive) in the State of California.

Non-Employee Directors

Tiba Aynechi, Ph.D. has served as a member of our board of directors since April 2015. Dr. Aynechi is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, a Danish limited liability company that manages investments and financial assets. Prior to joining Novo Ventures (US) Inc. in March 2010, Dr. Aynechi was employed from June 2006 to March 2010 by Burrill & Company, a private financial firm specializing in biotechnology and life sciences investment, in various positions, including from January 2009 to March 2010 as a Director in Merchant Banking where she was responsible for regional and cross-border mergers and acquisitions, licensing, and financing transactions. Dr. Aynechi has served as a member of the board of directors of several private biotechnology and medical device companies. Dr. Aynechi received her Ph.D. in biophysics from the University of California, San Francisco, where her research involved developing computational methods for drug discovery. She received her B.S. in physics from the University of California, Irvine.

We believe that Dr. Aynechi’s extensive experience in the biotechnology and pharmaceutical industries, makes her qualified to serve on our own board of directors.

Carol G. Gallagher, Pharm.D. has served as a member of our board of directors since October 2011. Dr. Gallagher has been a partner at New Enterprise Associates, a venture-capital firm, since October 2014. She has served as a director at Atara Biotherapeutics, Inc., a public biopharmaceutical company, since February 2013 and she became lead director in October 2014. She has also served as a director at Atterocor, Inc. since October 2012, as chairperson of the board of directors of eFFECTOR Therapeutics, Inc. from October 2012 to 2014 and as a director of Aragon Pharmaceuticals, Inc. from February 2012 to July 2013. Dr. Gallagher was a venture partner with Frazier Healthcare, a venture-capital firm, from November 2013 to July 2014. Dr. Gallagher served as the President and Chief Executive Officer of Calistoga Pharmaceuticals, a biopharmaceutical company, from September 2008 to April 2011, when the company was acquired by Gilead Sciences. From 2007 to 2008, Dr. Gallagher was the President and Chief Executive Officer of Metastatix, Inc., a biopharmaceutical company. Dr. Gallagher attended Vanderbilt University and received her B.S. and Pharm.D. degrees from the University of Kentucky.

We believe that Dr. Gallagher’s extensive experience in the life sciences industry and as a chief executive officer provide her with the qualifications and skills to serve on our board of directors.

Nicholas B. Lydon, Ph.D., FRS is a co-founder of our company and has served on our board of directors since our company was founded in November 2005. Dr. Lydon also co-founded and has served on the board of directors of BluePrint Medicines Inc. since April 2011. Since 2011, Dr. Lydon has served as Managing Member at Staurus Pharma, LLC, a biotechnology company. Dr. Lydon is also the founder of Granite Biopharma LLC, a consulting company, and has served as sole member of Granite Biopharma since 2003. Dr. Lydon also previously served as Vice President, Small Molecule Drug Discovery at Amgen Inc. from 2000 to 2002. Prior to joining Amgen, he was the Chief Executive Officer and founder of Kinetix Pharmaceuticals, Inc., a biotechnology company focused on the discovery and development of selective protein kinase inhibitors, from 1997 to 2000. Kinetix Pharmaceuticals was acquired by Amgen in 2000. Prior to joining Kinetix, Dr. Lydon worked at CIBA-GEIGY, AG (Novartis) in Basel, Switzerland from 1985 to 1997, where he was responsible for the protein kinase inhibitor program, including the discovery and preclinical development of Imatinib (Gleevec). Dr. Lydon began his pharmaceutical career at Schering-Plough Corporation from 1982 to 1985 where his research involved studies on recombinant interferons. Dr. Lydon has been awarded the Lasker~DeBakey Clinical Medical Research Award and the Japan Prize for his work on Imatinib. Other awards include the Warren Alpert Foundation Prize, the AACR Bruce F. Cain Memorial Award and the Charles F. Kettering Prize from the General Motors Cancer Research Foundation. Dr. Lydon earned his B.S. in Biochemistry and Zoology from the University of Leeds, England, and received his Ph.D. in Biochemistry from the Medical Sciences Institute, University of Dundee, Scotland.

We believe that Dr. Lydon’s extensive industry experience and significant knowledge of scientific matters provide him with the qualifications and skills to serve on our board of directors.

Hollings Renton has served as a member of our board of directors since June 2015. Mr. Renton previously served as the Chief Executive Officer and President of Onyx Pharmaceuticals, Inc. from 1993 to 2008 and as the chairperson of the board of directors from 2000 to 2008. Before joining Onyx Pharmaceuticals, Mr. Renton worked for Chiron Corporation, a pharmaceutical company, as President and Chief Operating Officer from 1991 to 1993, following its acquisition of Cetus Corporation. Before joining Onyx Pharmaceuticals, Mr. Renton worked for Cetus Corporation as President from 1990 to 1991, as Chief Operating Officer from 1987 to 1990, and as Chief Financial Officer from 1983 to 1987. Mr. Renton currently serves as a director of multiple life sciences companies, including as chairperson of the board of directors of Portola Pharmaceuticals, Inc., and is a member of the board of directors of Cepheid Inc. and Kythera Biopharmaceuticals, Inc. He previously served on the boards of directors of Rigel Pharmaceuticals, Inc., Affymax Inc., Sangstat Medical Corporation, Special Olympics Northern California and the Biotechnology Industry Organization. Mr. Renton received his M.B.A. from the University of Michigan and his B.S. in Mathematics from Colorado State University.

We believe that Mr. Renton’s extensive industry experience and board memberships provide him with the qualifications and skills to serve on our board of directors.

John P. Schmid has served as a member of our board of directors since June 2015. Mr. Schmid served as Chief Financial Officer of Auspex Pharmaceuticals, Inc. from September 2013 to June 2015. Before joining Auspex Pharmaceuticals, Mr. Schmid co-founded Trius Therapeutics, Inc., a publicly traded biopharmaceutical company, where he served as the Chief Financial Officer from June 2004 until its merger with Cubist Pharmaceuticals, Inc., in September 2013. Before he joined Trius Therapeutics, Inc., Mr. Schmid served as the Chief Financial Officer at GeneFormatics, Inc., a private biotechnology company, from 1998 to 2003, and at Endonetics, Inc., a private medical device company, from 1995 to 1998. Mr. Schmid currently serves a member of the board of directors of Neos Therapeutics, Inc., a pharmaceutical company, and as the chairman of the board of directors of Speak, Inc., a speakers bureau, which he helped found in 1989. Mr. Schmid received his M.B.A. from the University of San Diego and his B.A. from Wesleyan University.

We believe that Mr. Schmid’s extensive industry experience and executive positions at multiple biopharmaceutical companies qualify him to serve on our board of directors.

James A. Schoeneck has served as a member of our board of directors since November 2015. Mr. Schoeneck has served as the President and Chief Executive Officer of Depomed, Inc. since April 2011 and as a director of Depomed since December 2007. Before joining Depomed, Mr. Schoeneck served as Chief Executive Officer of BrainCells Inc., a private biopharmaceutical company in San Diego, from September 2005 to April 2011. Mr. Schoeneck has served as a director of FibroGen, Inc., a public biopharmaceutical company since June 2010. Mr. Schoeneck received his B.S. in Education from Jacksonville State University.

We believe that Mr. Schoeneck’s extensive industry and leadership experience provide him with the qualifications and skills to serve on our board of directors.

James N. Topper, M.D., Ph.D. has served as a member of our board of directors since November 2007. Dr. Topper has been a partner with Frazier Healthcare since August 2003, serving as General Partner since 2005.

Before joining Frazier Healthcare, Dr. Topper served as head of the Cardiovascular Research and Development Division of Millennium Pharmaceuticals, Inc. and ran Millennium San Francisco (formerly COR Therapeutics, Inc.) from 2002 until 2003. Before the merger of COR and Millennium in 2002, Dr. Topper served as the Vice President of Biology at COR from August 1999 to February 2002. Dr. Topper has served on numerous boards of directors, including Amicus Therapeutics, Inc. and Portola Pharmaceuticals, Inc. Dr. Topper received his M.D. and Ph.D. in biophysics from Stanford University and his B.S. in biology from the University of Michigan.

We believe that Dr. Topper’s experience overseeing Frazier Healthcare investments in biotechnology, senior-management experience in our industry, significant knowledge of medical and scientific matters affecting our business, and understanding of our industry provide him with the qualifications and skills to serve on our board of directors.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior officers. The full text of our code of conduct will be posted on the investor relations section of our website. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which currently consists of eight members. Our current certificate of incorporation and a voting agreement by and among us and certain of our investors provide for up to eight directors, of which (i) up to two directors are designated by holders of our Series B, Series B-1 and Series B-2 Preferred Stock, voting together as a single class on an as-converted basis, (ii) one director is designed by holders of our common stock, voting as a separate class and (iii) all remaining directors are designated by the holders of our common stock and convertible preferred stock, voting together as a single class on an as-converted basis. Drs. Aynechi and Topper are the current designees of holders of our Series B, Series B-1 and Series B-2 convertible preferred stock, voting together as a single class on an as-converted basis. Mr. Suria is the current designee of holders of our common stock. Dr. Gallagher, Dr. Lydon, Mr. Renton and Mr. Schmid are the current designees of holders of our common stock and convertible preferred stock, voting together as a single class on an as-converted basis.

The voting agreement and the provisions of our certificate of incorporation that govern the election and designation of our directors will terminate in connection with our initial public offering, after which no contractual obligations will concern the election of our directors. Each of our current directors will continue to serve until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Classified Board of Directors

Upon completion of this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Dr. Gallagher and Dr. Topper and their terms will expire at the annual meeting of stockholders to be held in 2017;

•	the Class II directors will be Mr. Suria and Dr. Lydon and their terms will expire at the annual meeting of stockholders to be held in 2018; and

•	the Class III directors will be Mr. Renton, Mr. Schmid and Mr. Schoeneck and their terms will expire at the annual meeting of stockholders to be held in 2019.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our restated certificate of incorporation and restated bylaws that will be in effect upon the closing of this offering authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Director Independence

In connection with this offering, our common stock has been approved for listing on the NASDAQ Global Select Market. Under the rules of the NASDAQ Stock Market, or NASDAQ, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the closing of this offering. In addition, the rules of NASDAQ require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of NASDAQ, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this initial public offering. Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, except for Mr. Suria, are “independent directors” as defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of NASDAQ.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below as of the closing of our initial public offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Effective as of January 1, 2016, our audit committee will comprise Dr. Gallagher, Mr. Schoeneck and Mr. Schmid, with Mr. Schmid as the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current NASDAQ and SEC rules and regulations. In addition, our board of directors has determined that Mr. Schmid is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not impose on him any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Effective as of January 1, 2016, our compensation committee will comprise Dr. Gallagher, Dr. Lydon and Mr. Schoeneck, with Dr. Gallagher as the chairperson of our compensation committee. Each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1984, as amended, or the Code, and meets the requirements for independence under the current NASDAQ listing standards and SEC rules and regulations. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	reviewing and recommending to our board of directors the terms of any compensatory agreements with our executive officers;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Governance Committee

Effective as of January 1, 2016, our nominating and governance committee will comprise Dr. Gallagher, Mr. Renton and Dr. Topper, with Mr. Renton as the chairman of our nominating and governance committee. Each member of the Committee meets the requirements for independence under the current NASDAQ listing standards. Our nominating and governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	recommending directors to serve on board committees;

•	reviewing and recommending our corporate governance guidelines and policies;

•	evaluating, and overseeing the process of evaluating, the performance of our board of directors and individual directors; and

•	assisting our board of directors on corporate governance matters.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of our board of directors, or as a member of our compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the year ended December 31, 2014. Prior to establishing the compensation committee, our full board of directors made decisions relating to the compensation of our officers. For a description of transactions between us and members of our compensation committee and affiliates of such members, please see “Certain Relationships and Related Party Transactions.”

Non-Employee Director Compensation

The following table presents the total compensation earned or paid in the years ended December 31, 2014 and 2015, for each member of our board of directors, except for our President and Chief Executive Officer, Mr. Suria, who receives no additional compensation for his service as a director. Other than as described below, none of our non-employee directors received any fees or reimbursement of any expenses (other than customary expenses in connection with the attendance of meetings of our board of directors) or any equity or non-equity awards in the years ended December 31, 2014 and 2015.

Name	Fiscal Year	Fees Earned or Paid in Cash(1) ($)		Option Awards(2)(3) ($)			All Other Compensation(4)		Total ($)
Carol G. Gallagher, Pharm.D	2015 2014	$ $	50,000 50,000		— —			— —	$ $	50,000 50,000
Nicholas B. Lydon, Ph.D., FRS	2015 2014		$37,500 —	$	— 35,454	(5)	$	— 50,000	$ $	37,500 85,454
Hollings Renton	2015		$25,000		$225,235	(6)		—		$250,235
John P. Schmid	2015		$23,333		$174,888	(7)		—		$198,221
James A. Schoeneck	2015		—		$232,861	(8)		—		$232,861

(1)	Dr. Gallagher was paid a $50,000 annual retainer fee in connection with her service on our board of directors. Dr. Lydon and Mr. Renton were each paid a prorated annual retainer fee of $50,000 in connection with their service on our board of directors. Mr. Schmid was paid a prorated annual retainer fee of $35,000 and $5,000 in connection with his service on our board of directors and audit committee, respectively.
(2)	The amount reported in this column represents the aggregate grant date fair value of stock options as computed in accordance with FASB ASC Topic 718. The amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the non-employee directors from the awards. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in Note 8 to our financial statements.
(3)	The following table sets forth information on stock options granted to non-employee directors in 2014 and 2015 as well as the expected aggregate number of shares of our common stock subject to outstanding stock options held by our non-employee directors as of December 31, 2015:

Director Name	Number of Shares Underlying Stock Options Granted in 2014	Number of Shares Underlying Stock Options Granted in 2015	Number of Shares Underlying Stock Options Held as of December 31, 2015
Carol G. Gallagher, Pharm.D.	—	—	684,057
Nicholas B. Lydon, Ph.D., FRS	239,000	—	217,088
Hollings Renton	—	358,098	358,098
John P. Schmid	—	296,370	296,370
James A. Schoeneck	—	296,365	296,365

(4)	Granite Biopharma, LLC was paid $50,000 pursuant to a Therapeutic Advisory Agreement entered into on April 1, 2014 between Granite Biopharma, LLC and us. Dr. Lydon is the sole member of Granite Biopharma, LLC.
(5)	Dr. Lydon was granted an early-exercisable stock-option award on July 11, 2014 under our 2006 Equity Incentive Plan to purchase up to 239,000 shares of our common stock at a per-share price of $0.10. 1/4 of the shares underlying the option vested on January 1, 2015, and, thereafter, 1/48 of the underlying shares vest on the first day of each succeeding calendar month, starting February 1, 2015.
(6)	Mr. Renton was granted (i) an early-exercisable stock-option award on July 6, 2015 under our 2006 Equity Incentive Plan to purchase up to 286,478 shares of our common stock at a per-share price of $0.99. 1/36 of the shares underlying the option vested on July 23, 2015, and, thereafter, 1/36 of the underlying shares vest on the twenty-third day of each succeeding calendar month, starting August 23, 2015; and (ii) an early-exercisable stock-option award on August 14, 2015 under our 2006 Equity Incentive Plan to purchase up to 71,620 shares of our common stock at a per-share price of $0.99. 1/36 of the shares underlying the option vested on August 6, 2015, and, thereafter, 1/36 of the underlying shares vest on the sixth day of each succeeding calendar month, starting September 6, 2015.
(7)	Mr. Schmid was granted (i) a stock-option award on June 10, 2015 under our 2006 Equity Incentive Plan to purchase up to 151,849 shares of our common stock at a per-share price of $0.65. 1/36 of the shares underlying the option vested on July 10, 2015, and, thereafter, 1/36 of the underlying shares vest on the tenth day of each succeeding calendar month, starting August 10, 2015; and (ii) an early-exercisable stock-option award on November 16, 2015 under our 2006 Equity Incentive Plan to purchase up to 144,521 shares of our common stock at a per-share price of $1.22. 1/36 of the shares underlying the option vest on December 16, 2015, and, thereafter, 1/36 of the underlying shares vest on the sixteenth day of each succeeding calendar month, starting January 16, 2016.
(8)	Mr. Schoeneck was granted an early-exercisable stock-option award on November 16, 2015 under our 2006 Equity Incentive Plan to purchase up to 296,365 shares of our common stock at a per-share price of $1.22. 1/36 of the shares underlying the option vest on December 16, 2015, and, thereafter, 1/36 of the underlying shares vest on the sixteenth day of each succeeding calendar month, starting January 16, 2016.

In September 2015, our board of directors approved a non-employee director compensation policy, which will take effect following the completion of this offering. Pursuant to this policy, each of our non-employee directors will receive an annual retainer of $40,000. Additionally, a lead independent director will receive an additional annual payment of $20,000; the chairperson of our board of directors will receive an additional annual payment of $15,000 when a lead independent director is also serving and $30,000 when no lead independent director is serving; the chairpersons of our audit, compensation and nominating and corporate governance committees will receive an additional annual payment of $15,000, $10,000 and $7,500, respectively; and the members of our audit, compensation and nominating and corporate governance committees will receive an additional annual payment of $7,500, $5,000 and $3,750, respectively.

Beginning in 2016, each of our non-employee directors will also receive an annual option to purchase 100,000 shares of common stock, which will vest in a single installment 12 months after the grant date, subject to the applicable director’s continuous service through such date. Additionally, new non-employee directors will receive upon election to our board of directors, an option to purchase 200,000 shares of common stock, which will vest in 36 equal monthly installments after the grant date, subject to the applicable director’s continuous service through such date. The exercise price of such grants will be the fair market value as of the grant date.

EXECUTIVE COMPENSATION

The following tables and accompanying narrative disclosure set forth information about the compensation provided to our executive officers during the years ended December 31, 2014 and 2015. These executive officers, who include our principal executive officer and who we expect to be the two most highly-compensated executive officers (other than our principal executive officer) serving as executive officers as of December 31, 2015, were:

•	Hamza Suria, President, Chief Executive Officer and Director;

•	Robert E. Hoffman, our Chief Financial Officer; and

•	Marco Londei, Chief Development Officer.

We refer to these individuals in this section as our “named executive officers.”

Summary Compensation Table

The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by our named executive officers during the years ended December 31, 2014 and 2015.

	Fiscal Year	Salary			Bonus(1)		Option Awards(2)		All Other Compensation			Total
Hamza Suria President and Chief Executive Officer	2015 2014	$ $	382,083 326,759		$ $	— 166,000	$ $	1,170,840 53,831	$ $	— —		$ $	1,552,923 546,590
Robert E. Hoffman Chief Financial Officer	2015		$152,708	(3)		$—		$746,021		$—			$898,729
Marco Londei, M.D. Chief Development Officer	2015 2014	$ $	363,333 66,410	(4)	$ $	— 16,541	$ $	406,049 167,147	$ $	39,462 28,657	(5) (6)	$ $	808,844 278,755

(1)	The amounts reported in this column represent bonuses awarded at the discretion of our board of directors. Our board of directors has not yet determined the amounts of cash bonuses payable to our named executive officers earned in 2015. We anticipate that cash bonuses, if any, for 2015 will be determined by our board of directors by March 2016.
(2)	The amounts reported in this column represent the aggregate grant-date fair value of the awards granted under our 2006 Equity Incentive Plan to our named executive officers during the years ended December 31, 2014 and 2015, as computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in the Stock Option Awards column are set forth in Note 8 to our consolidated financial statements. Note that the amounts reported in this column reflect the aggregate accounting cost for these awards, and do not necessarily correspond to the actual economic value that may be received by the named executive officers from the awards.
(3)	Reflects Mr. Hoffman’s salary from the commencement of his employment on July 13, 2015, through December 31, 2015.
(4)	Reflects Dr. Londei’s salary from the commencement of his employment on September 26, 2014, through December 31, 2014.
(5)	Reflects reimbursements paid to, or on behalf of, Dr. Londei during the year ended December 31, 2015, consisting of $39,462 for temporary housing and moving expenses, including tax gross-up with respect to temporary housing payments.
(6)	Reflects reimbursements paid to, or on behalf of, Dr. Londei during the year ended December 31, 2014, consisting of (a) $28,011 for temporary housing and moving expenses, including tax gross-up with respect to temporary housing payments and (b) $646 for travel expenses.

Employment Agreements

The initial terms and conditions of employment of each of Mr. Suria, Mr. Hoffman and Dr. Londei were set forth in written employment agreements. Each of these arrangements was approved by our board of directors. We believed these employment agreements were necessary to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

Mr. Suria’s Employment Agreement

Pursuant to an employment agreement effective as of January 1, 2012 and amended October 9, 2012 and September 16, 2014, or collectively the Suria Employment Agreement, Mr. Suria serves as our President and Chief Executive Officer. The Suria Employment Agreement sets forth the principal terms and conditions of his employment, including his initial annual base salary of $285,000 and an annual target cash bonus opportunity of 25% of his base salary, subject to pro rata adjustment for any partial years worked, which bonus is earned based on our achievement of specified milestones and performance objectives, as well as Mr. Suria’s performance relative to one or more performance objectives established by Mr. Suria, our compensation committee and our board of directors, the achievement of which is evaluated by us. On August 14, 2015, our board of directors increased Mr. Suria’s annual base salary to $420,000, effective as of August 1, 2015. The Suria Employment Agreement provided for the grant of a time-based stock option to purchase up to 1,499,684 shares of our common stock under our 2006 Equity Incentive Plan. The Suria Employment Agreement also provided for the grant of a performance-based stock option to purchase up to 684,056 shares of our common stock under our 2006 Equity Incentive Plan, all of which would vest immediately in the event of a change of control or qualified initial public offering. These options were granted with an exercise price equal to the fair value of our common stock on the date of grant and vest over four years as described in more detail in “—Outstanding Equity Awards at Fiscal Year-End Table” below. Mr. Suria’s employment is at will and may be terminated at any time, with or without cause. However, pursuant to the terms of the Suria Employment Agreement, Mr. Suria will be entitled to severance benefits upon a qualifying termination of employment as described in “—Potential Payments upon IPO, Termination or Change in Control” below.

Mr. Hoffman’s Employment Agreement

Pursuant to an Employment Agreement effective as of July 13, 2015 and amended December 14, 2015, or collectively the Hoffman Employment Agreement, Mr. Hoffman serves as our Chief Financial Officer. The Hoffman Employment Agreement sets forth the principal terms and conditions of his employment, including his initial annual base salary of $325,000 and an annual target cash bonus opportunity of 25% of his base salary, subject to pro rata adjustment for any partial years worked, which bonus is earned based on our achievement of specified milestones and performance objectives, as well as Mr. Hoffman’s performance relative to one or more performance objectives established by Mr. Hoffman, our compensation committee and our board of directors, the achievement of which is evaluated by us. The Hoffman Employment Agreement provided for the grant of a time-based stock option to purchase up to 754,055 shares of our common stock under our 2006 Equity Incentive Plan. This option was granted with an exercise price equal to the fair value of our common stock on the date of grant and vests over four years as described in more detail in “—Outstanding Equity Awards at Fiscal Year-End Table” below. Mr. Hoffman’s employment is at will and may be terminated at any time, with or without cause. However, pursuant to the terms of the Hoffman Employment Agreement, Mr. Hoffman will be entitled to severance benefits upon a qualifying termination of employment as described in “—Potential Payments upon IPO, Termination or Change in Control” below.

Dr. Londei’s Employment Agreement

Pursuant to an employment agreement effective as of October 20, 2014, or the Londei Employment Agreement, Dr. Londei serves as our Chief Development Officer. The Londei Employment Agreement sets forth the principal terms and conditions of his employment, including his initial annual base salary of $350,000 and an annual target cash bonus opportunity of 25% of his base salary, which bonus is earned based on our achievement of specified milestones and performance objectives, as well as Dr. Londei’s performance relative to one or more performance objectives established by Dr. Londei, our compensation committee and our board of directors, the achievement of which is evaluated by us. On August 14, 2015, our board of directors increased Mr. Londei’s annual base salary to $375,000, effective as of August 1, 2015. Likewise, the Londei Employment Agreement provides for additional discretionary performance-based bonuses. The Londei Employment Agreement provides for the grant of a time-based stock option to purchase 1,126,756 shares of our common stock under our 2006 Equity Incentive Plan. This option was granted with an exercise price equal to the fair value of our common stock on the date of grant and vests over four years as described in more detail in “—Outstanding Equity Awards at Fiscal Year-End Table” below. Dr. Londei’s employment is at will and may be terminated at any time, with or without cause. However, pursuant to the terms of the Londei Employment Agreement, Dr. Londei will be entitled to severance benefits upon a qualifying termination of employment as described in “—Potential Payments upon IPO, Termination or Change in Control” below.

Outstanding Equity Awards at Fiscal Year-End Table

The following table presents, for each of the named executive officers, information regarding expected outstanding stock options held as of December 31, 2015.

		Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Hamza Suria(2)	Dec. 9, 2008	157,000	—	$0.37	Dec. 8, 2018
	Feb. 10, 2010	10,000	—	$0.32	Feb. 9, 2020
	Feb. 24, 2011	43,457	—	$0.23	Feb. 23, 2021
	Dec. 9, 2011	986,642	—	$0.16	Dec. 8, 2021
	Feb. 1, 2012	684,056	—	$0.16	Jan. 31, 2022
	Feb. 1, 2012	513,042	—	$0.16	Jan. 31, 2022
	Dec. 17, 2012	135,978	—	$0.13	Dec. 16, 2022
	Sep. 16, 2014	362,880	—	$0.10	Sep. 15, 2024
	Aug. 14, 2015	—	1,861,499	$0.99	Aug. 13, 2025
Robert E. Hoffman(3)	Aug. 14, 2015	—	432,032	$0.99	Aug. 13, 2025
	Aug. 14, 2015	—	754,055	$0.99	Aug. 13, 2025
Marco Londei, M.D.(4)	Oct. 28, 2014	1,126,756	—	$0.10	Oct. 27, 2024
	Aug. 14, 2015	—	645,570	$0.99	Aug. 13, 2025

(1)	All stock-option awards have been granted under our 2006 Equity Incentive Plan. Except where otherwise noted, the underlying shares of each option vest over four years, with 1/4 of the underlying shares vesting on the first calendar anniversary of the grant date and, thereafter, 1/48 of the underlying shares vest on the same day of each succeeding calendar month, subject to the optionee’s employment through each applicable vesting date, such that 100% of the underlying shares will have vested on the fourth calendar anniversary of the grant date. See “—2006 Equity Incentive Plan” below for a description of the plan.
(2)

These options are early-exercisable, except for the options granted on August 14, 2015. The options vest as to their underlying shares as follows: (i) the shares underlying the options granted on December 9, 2008, February 10, 2010, and February 24, 2011 have fully vested; (ii) of the 986,642 shares underlying the option granted on December 9, 2011, 1/4 vested on December 9, 2012, and thereafter, 1/48 vest on the ninth day of each succeeding calendar month, starting January 9, 2013, provided that if Mr. Suria is terminated without Cause or resigns for Good Reason (as each is defined in his employment agreement) in connection with a Change in Control (as defined in the 2006 Equity Incentive Plan), then all of the shares underlying the option shall vest at that time; (iii) of the 684,056 shares underlying an option granted on February 1,

2012, all vest only upon a Change in Control (as defined in the 2006 Equity Incentive Plan) or Qualified IPO (as defined in our restated certificate of incorporation) that is approved by our board of directors, subject to Mr. Suria’s employment on such date; (iv) of the 513,042 shares underlying the option granted on February 1, 2012, 1/4 vested on January 1, 2013, and thereafter, 1/48 vest on the first day of each succeeding calendar month, starting February 1, 2013, provided that if Mr. Suria is terminated without Cause or resigns for Good Reason (as each is defined in his employment agreement) in connection with a Change in Control (as defined in the 2006 Equity Incentive Plan), then all of the shares underlying the option shall vest at that time; (v) of the 135,978 shares underlying the option granted on December 17, 2012, 1/4 vested on December 17, 2013, and thereafter, 1/48 vest on the seventeenth day of each succeeding calendar month, starting January 17, 2014; (vi) of the 362,880 shares underlying the option granted on September 16, 2014, 1/4 vested on September 16, 2015, and thereafter 1/48 vest on the sixteenth day of each succeeding calendar month, starting October 16 2015; and (vii) of the 1,861,499 shares underlying the option granted on August 14, 2015, 1/4 vest on August 13, 2016, and 1/48 vest on the thirteenth day of each succeeding calendar month, starting September 13, 2016, provided that if Mr. Suria is terminated without Cause or resigns for Good Reason (as each is defined in his employment agreement) in connection with a Change in Control (as defined in the 2006 Equity Incentive Plan), then all of the shares underlying the option shall vest at that time.
(3)	These options are not early-exercisable. The options vest as to their underlying shares as follows: (i) of the 432,032 shares underlying the option granted on August 14, 2015, 1/4 vest on August 13, 2016, and 1/48 vest on the thirteenth day of each succeeding calendar month, starting September 13, 2016; (ii) of the 754,055 shares underlying the option granted on August 14, 2015, 1/4 vest on July 13, 2016, and 1/48 vest on the thirteenth day of each succeeding calendar month, starting August 13, 2016, provided that if Mr. Hoffman is terminated without Cause or resigns for Good Reason (as each is defined in his employment agreement) in connection with a Change in Control (as defined in the 2006 Equity Incentive Plan), then all of the shares underlying the options shall vest at that time.
(4)	These options are early-exercisable, except for the options granted on August 14, 2015. The options vest as to their underlying shares as follows: (i) of the 1,126,756 shares underlying the option granted on October 28, 2014, 1/4 of the shares vested on October 24, 2015, and thereafter, 1/48 vest on the 24th day of each succeeding calendar month, starting November 24, 2015, provided that if Dr. Londei is terminated without Cause or resigns for Good Reason (as each is defined in his employment agreement) in connection with a Change in Control (as defined in the 2006 Equity Incentive Plan), then all of the shares underlying the option shall vest at that time; and (ii) of the 645,570 shares underlying the option granted on August 14, 2015, 1/4 vest on August 13, 2016, and 1/48 vest on the thirteenth day of each succeeding calendar month, starting September 13, 2016, provided that if Mr. Londei is terminated without Cause or resigns for Good Reason (as each is defined in his employment agreement) in connection with a Change in Control (as defined in the 2006 Equity Incentive Plan), then all of the shares underlying the option shall vest at that time.

Potential Payments upon IPO, Termination or Change in Control

IPO

Pursuant to the Suria Employment Agreement, his option granted on February 1, 2012 will vest in full upon a Change in Control (as defined in the 2006 Equity Incentive Plan) or Qualified IPO (as defined in our restated certificate of incorporation) that is approved by our board of directors, subject to Mr. Suria’s employment on such date.

Termination

Pursuant to the Suria Employment Agreement, the Hoffman Employment Agreement and the Londei Employment Agreement, in the event that Mr. Suria, Mr. Hoffman or Dr. Londei is terminated without “Cause” or resigns for “Good Reason” (each as defined in the applicable employment agreement), provided that each delivers a signed settlement and general release in favor of us and satisfies all conditions to make such release effective, (i) each will receive continued severance payments for 12 months, nine months and nine months, respectively and (ii) and if each elects continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985, or COBRA, we will pay directly to the insurance provider of our group health plans, the monthly premium for such continuation coverage, for 12 months, nine months and nine months, respectively, or such earlier date on which coverage with a new employer is obtained.

Change in Control

Pursuant to the Suria Employment Agreement and certain of his outstanding stock option agreements, if we experience a change in control and Mr. Suria is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement) upon the occurrence of, or within 13 months following, such change in control, and provided that Mr. Suria delivers a signed settlement and general release in favor of us and satisfies all conditions to make such release effective, (i) Mr. Suria will receive the continued severance payments and COBRA premiums described above for 12 months and (ii) certain of his currently outstanding stock options will vest in full as described in more detail in “—Outstanding Equity Awards at Fiscal Year-End Table” above.

In addition, Mr. Suria’s option granted on February 1, 2012, will vest in full upon a change in control, subject to Mr. Suria’s employment on such date.

Pursuant to the Hoffman Employment Agreement, if we experience a change in control and Mr. Hoffman is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement or applicable option agreement) upon the occurrence of, or within 13 months following, such change in control, and provided that Mr. Hoffman delivers a signed settlement and general release in favor of us and satisfies all conditions to make such release effective, (i) Mr. Hoffman will receive the severance payments and COBRA premiums described above for nine months and (ii) each of his currently outstanding stock options will vest in full.

Pursuant to the Londei Employment Agreement, if we experience a change in control and Dr. Londei is terminated without “cause” or resigns for “good reason” (each as defined in the employment agreement or applicable option agreement) upon the occurrence of or within 13 months following such change in control, and provided that Dr. Londei delivers a signed settlement and general release in favor of us and satisfies all conditions to make such release effective, (i) Dr. Londei will receive the severance payments and COBRA premiums described above for nine months and (ii) each of his currently outstanding stock options will vest in full.

Each employment agreement contains a “better after-tax” provision, which provides that if any of the payments to Mr. Suria, Mr. Hoffman or Dr. Londei, respectively, constitutes a parachute payment under Section 280G of the Code, the payments will either be (i) reduced or (ii) provided in full to the executive, whichever results in the executive receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Section 4999 of the Code, in each case based upon the highest marginal rate for the applicable tax.

Employee Benefit and Stock Plans

2006 Equity Incentive Plan

Our 2006 Equity Incentive Plan was adopted by our board of directors on April 24, 2006 and approved by our stockholders on May 26, 2006, and was most recently amended by our board of directors on July 11, 2014 and approved by our stockholders on April 29, 2015.

The 2006 Equity Incentive Plan provides for the grant of both incentive stock options, which qualify for favorable tax treatment to their recipients under Section 422 of the Code, and nonstatutory stock options, as well as for the issuance of shares of restricted stock and stock appreciation rights. We may grant incentive stock options only to our employees, including officers and directors who are also employees. We may grant nonstatutory stock options to our employees, officers, directors and consultants. We have only granted stock options under our 2006 Equity Incentive Plan.

Our 2006 Equity Incentive Plan is administered by our board of directors. Our board of directors has the authority to construe and interpret our 2006 Equity Incentive Plan, grant awards, determine the terms of such awards and make all other determinations necessary or advisable for the administration of the plan. Subject to the terms of our 2006 equity incentive plan and the consent of any adversely affected participant, our board of directors also has the authority to reduce the exercise or strike price of any outstanding stock option or stock appreciation right, cancel any outstanding stock option or stock appreciation right in exchange for a new stock option or stock appreciation right, or take any other action that is treated as a repricing under generally accepted accounting principles.

The exercise price of each stock option must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2006 Equity Incentive Plan is ten years, except that the maximum permitted term of incentive stock options granted to 10% stockholders is five years.

Options granted under our 2006 Equity Incentive Plan generally vest over a four-year period based on employment through certain vesting dates. Options granted under our 2006 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our board of directors. Unless otherwise permitted by our board of directors, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2006 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us for any reason other than due to death or disability, for a period of 12 months in the case of death, and 18 months in the case of disability, or such longer period as our board of directors may provide.

In the event of a corporate transaction (as defined in the 2006 Equity Incentive Plan), the 2006 Equity Incentive Plan provides that awards may be assumed, continued or substituted by the successor or acquiring entity. If any surviving or acquiring corporation fails to assume, continue or substitute such stock awards, stock awards held by participants whose continuous service has not terminated will accelerate vesting in full prior to the corporate transaction. All stock awards will terminate at or prior to the corporate transaction. In addition, our board may also provide, in its sole discretion, that the holder of a stock award that will terminate upon the occurrence of a corporate transaction will receive a payment, if any, equal to the excess of (1) the value of the property the participant would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.

As of September 30, 2015, we had reserved 18,871,272 shares of our common stock for issuance under our 2006 Equity Incentive Plan. As of September 30, 2015, options to purchase 2,366,273 of these shares had been exercised, options to purchase 13,563,272 of these shares remained outstanding and 3,191,727 of these shares remained available for grant. The options outstanding as of September 30, 2015 had a weighted-average exercise price of $0.51 per share. We will cease issuing awards under our 2006 Equity Incentive Plan upon the effective date of our 2016 Equity Incentive Plan. Our 2016 Equity Incentive Plan will be effective on the date immediately prior to the date of this prospectus. As a result, we will not grant any additional options under the 2006 Equity Incentive Plan following that date, and the 2006 Equity Incentive Plan will be terminated at that time. However, any outstanding options granted under the 2006 Equity Incentive Plan will remain outstanding, subject to the terms of our 2006 Equity Incentive Plan and stock option agreements, until such outstanding options are exercised or until they terminate or expire by their terms.

2016 Equity Incentive Plan

We have adopted a 2016 Equity Incentive Plan that will become effective on the date immediately prior to the date of this prospectus and will serve as the successor to our 2006 Equity Incentive Plan. We reserved             shares of our common stock to be issued under our 2016 Equity Incentive Plan. The number of shares reserved for issuance under our 2016 Equity Incentive Plan will increase automatically on January 1 of each of

2017 through 2026 by the number of shares equal to     % of the aggregate number of outstanding shares of our common stock as of the immediately preceding December 31. However, our board of directors may reduce the amount of the increase in any particular year. In addition, the following shares will again be available for grant and issuance under our 2016 Equity Incentive Plan:

•	shares subject to options or stock appreciation rights granted under our 2016 Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right;

•	shares subject to awards granted under our 2016 Equity Incentive Plan that are subsequently forfeited or repurchased by us at the original issue price;

•	shares subject to awards granted under our 2016 Equity Incentive Plan that otherwise terminate without shares being issued;

•	shares surrendered, cancelled or exchanged for cash or a different award (or combination thereof);

•	shares of common stock reserved but not issued or subject to outstanding grants under our 2006 Equity Incentive Plan on the date of this prospectus will be available for grant and issuance under our 2016 Equity Incentive Plan;

•	shares of common stock issuable upon the exercise of options or subject to other awards under our 2006 Equity Incentive Plan prior to the date of this prospectus that cease to be subject to such options or other awards by forfeiture or otherwise after the date of this prospectus will be available for grant and issuance under our 2016 Equity Incentive Plan;

•	shares of common stock issued under our 2006 Equity Incentive Plan that are forfeited or repurchased by us after the date of this prospectus will be available for grant and issuance under our 2016 Equity Incentive Plan; and

•	shares of common stock subject to awards under our 2006 Equity Incentive Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award will be available for grant and issuance under our 2016 Equity Incentive Plan.

Our 2016 Equity Incentive Plan authorizes the award of stock options, restricted stock awards, or RSAs, stock appreciation rights, or SARs, restricted stock units, or RSUs, performance awards and stock bonuses. No person will be eligible to receive more than             shares in any calendar year under our 2016 Equity Incentive Plan other than a new employee of ours, who will be eligible to receive no more than             shares under the plan in the calendar year in which the employee commences employment. No more than             shares will be issued pursuant to the exercise of incentive stock options.

Our 2016 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are outside directors as defined under applicable federal tax laws, or by our board of directors acting in place of our compensation committee. The compensation committee will have the authority to construe and interpret our 2016 Equity Incentive Plan, grant awards, determine the terms of such awards and make all other determinations necessary or advisable for the administration of the plan, including, but not limited to, repricing options or SARs without prior stockholder approval.

Our 2016 Equity Incentive Plan will provide for the grant of awards to our employees, directors, consultants, independent contractors and advisors, provided the consultants, independent contractors, directors and advisors are natural persons that render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of stock options must be at least equal to the fair market value of our common stock on the date of grant.

We anticipate that in general, options will vest over a four-year period. Options may vest based on time or achievement of performance conditions. Our compensation committee may provide for options to be exercised only as they vest or to be immediately exercisable with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. The maximum term of options granted under our 2016 Equity Incentive Plan is ten years.

An RSA is an offer by us to sell shares of our common stock subject to restrictions, which may vest based on time or achievement of performance conditions. The price (if any) of an RSA will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting will cease on the date the participant no longer provides services to us and unvested shares will be forfeited to or repurchased by us.

SARs provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price up to a maximum amount of cash or number of shares. SARs may vest based on time or achievement of performance conditions.

RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of employment or failure to achieve certain performance conditions. If an RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock (which may be subject to additional restrictions), cash or a combination of our common stock and cash.

Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture prior to settlement because of termination of employment or failure to achieve the performance conditions. No participant will be eligible to receive more than $         in performance awards in any calendar year.

Stock bonuses may be granted as additional compensation for service or performance and, therefore, will not be issued in exchange for cash.

In the event there is a specified type of change in our capital structure without our receipt of consideration, such as a stock split, appropriate adjustments will be made to the number of shares reserved under our 2016 Equity Incentive Plan, the maximum number of shares that can be granted in a calendar year and the number of shares and exercise price, if applicable, of all outstanding awards under our 2016 Equity Incentive Plan.

Awards granted under our 2016 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise permitted by our compensation committee, stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2016 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service to us for any reason other than for cause or due to death or disability, for a period of 12 months in the case of death or disability, or such longer period as our compensation committee may provide. Options generally terminate immediately upon termination of employment for cause.

In the event of a merger or consolidation, any and all outstanding awards may be assumed or replaced by the successor corporation. In the alternative, the successor corporation may substitute equivalent awards or provide substantially similar consideration to participants as was provided to stockholders. If the outstanding awards are not assumed, substituted or cashed out, the awards will expire upon the closing of the merger or consolidation; and our compensation committee may accelerate the vesting and exercisability (as applicable) of the awards in connection with the transaction. In the event of a merger or consolidation, the vesting of all awards granted to non-employee directors shall accelerate and such awards shall become exercisable (as applicable) in full.

Our 2016 Equity Incentive Plan will terminate ten years from the date our board of directors adopts the plan, unless it is terminated earlier by our board of directors. Our board of directors may amend or terminate our 2016 Equity Incentive Plan at any time. Our board of directors generally may amend our 2016 Equity Incentive Plan, without stockholder approval unless required by applicable law.

2016 Employee Stock Purchase Plan

We have adopted a 2016 Employee Stock Purchase Plan that will become effective on the date of this prospectus and will enable eligible employees to purchase shares of our common stock at a discount beginning on a date determined by our board of directors. Purchases will be accomplished through participation in discrete offering periods. We initially reserved             shares of our common stock for issuance under our 2016 Employee Stock Purchase Plan. The number of shares reserved for issuance under our 2016 Employee Stock Purchase Plan will increase automatically on January 1st of each of the first             calendar years following the first offering date by the number of shares equal to the greater of     % of the total outstanding shares of our common stock as of the immediately preceding December 31 (rounded to the nearest whole share) or the actual number of shares purchased under the 2016 Employee Stock Purchase Plan in the immediately preceding fiscal year. However, our board of directors or compensation committee may reduce the amount of the increase in any particular year. The aggregate number of shares issued over the term of our 2016 Employee Stock Purchase Plan will not exceed             shares of our common stock. Our 2016 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Code.

Our compensation committee will administer our 2016 Employee Stock Purchase Plan. While our employees generally are eligible to participate in our 2016 Employee Stock Purchase Plan, our compensation committee may in its discretion elect to exclude employees who work less than 20 hours per week or less than five months in a calendar year. In addition, employees who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2016 Employee Stock Purchase Plan, are ineligible to participate in our 2016 Employee Stock Purchase Plan. We may impose additional restrictions on eligibility. Under our 2016 Employee Stock Purchase Plan, eligible employees will be able to acquire shares of our common stock by accumulating funds through payroll deductions. Our eligible employees will be able to select a rate of payroll deduction between     % and     % of their base cash compensation. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first day of an offering or on the date of purchase.

When an initial first purchase period commences, our employees who meet the eligibility requirements for participation in that purchase period will be eligible to enroll. For subsequent purchase periods, new participants will be required to enroll in a timely manner. Once an employee is enrolled, participation will be automatic in subsequent purchase periods. Each purchase period will run for no more than             months. An employee’s participation automatically ends upon termination of employment for any reason.

The first purchase period will begin on a future date to be designated by our board of directors or compensation committee. Each subsequent purchase period will be for six months.

No participant will have the right to purchase our shares in an amount, when aggregated with purchase rights under all our employee stock purchase plans that are also in effect in the same calendar years, that has a fair market value of more than $        , determined as of the first day of the applicable purchase period, for each calendar year in which that right is outstanding. In addition, no participant will be permitted to purchase more than             shares during any one purchase period or such lesser amount determined by our compensation committee. The purchase price for shares of our common stock purchased under our 2016 Employee Stock Purchase Plan will be     % of the lesser of the fair market value of our common stock on (i) the first trading day of the applicable offering period or (ii) the last trading day of each purchase period in the applicable offering period.

If we experience a change in control transaction, each outstanding right to purchase shares under our 2016 Employee Stock Purchase Plan may be assumed or an equivalent option substituted by the successor corporation.

In the event that the successor corporation refuses to assume or substitute the outstanding purchase rights, any offering period that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control transaction and our 2016 Employee Stock Purchase Plan will then terminate on the closing of the proposed change in control.

We will also have the right to amend or terminate our 2016 Employee Stock Purchase Plan at any time. Our 2016 Employee Stock Purchase Plan will terminate on the tenth anniversary of the last day of the first purchase period, unless it is terminated earlier by our board of directors.

401(k) Plan

We sponsor a retirement savings plan established January 1, 2007, that is intended to qualify for favorable tax treatment under Section 401(a) of the Code, and contains a cash or deferred feature that is intended to meet the requirements of Section 401(k) of the Code. Participants may make pre-tax and certain after-tax (Roth) salary deferral contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit under the Code. Participants who are 50 years of age or older may contribute additional amounts based on the statutory limits for catch-up contributions. Participant contributions are held in trust as required by law. No minimum benefit is provided under the plan. An employee’s interest in his or her salary deferral contributions is 100% vested when contributed. We have the ability to make discretionary contributions under the plan but have not done so to date.

Other Benefits

Our named executive officers are eligible to participate in our employee benefit plans on the same basis as our other employees, including our health and welfare plans.

Limitations on Liability and Indemnification Matters

Our restated certificate of incorporation that will become effective in connection with the closing of this offering contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation and our restated bylaws that will become effective in connection with the closing of this offering require us to indemnify our directors and officers to the maximum extent not prohibited by the Delaware General Corporation Law and allow us to indemnify other employees and agents as set forth in the Delaware General Corporation Law.

We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers and certain of our key employees, in addition to the indemnification provided for in our restated certificate of incorporation and restated bylaws. These agreements, among other things, require us to indemnify our directors, officers and key employees for certain expenses, including attorneys’ fees, judgments, penalties, fines and settlement amounts actually incurred by these individuals in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which these individuals provide services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers and key employees for the defense of any action for which indemnification is required or permitted.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified directors, officers and key employees. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions since January 1, 2012 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Equity Financings

Series C-1 Preferred Stock Financing

In April 2014, we issued an aggregate of 3,318,054 shares of our Series C-1 convertible preferred stock at a purchase price of $0.65 per share, in exchange for the cancellation of secured convertible promissory notes originally issued in July 2013, which as of April 2014 had an aggregate principal and unpaid interest of $2.2 million.

The following table summarizes the Series C-1 convertible preferred stock issued to our executive officers, members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series C-1 Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Frazier Healthcare(1)	1,370,261	$890,670
Novo A/S(2)	1,370,261	890,670
Alloy Ventures 2005, L.P.	541,246	351,810
Hamza Suria(3)	5,469	3,555

(1)	Represents shares held by Frazier Healthcare V, L.P., an affiliate of Frazier Healthcare Ventures. Dr. Topper, a member of our Board of Directors, is a General Partner of Frazier Healthcare and may be deemed to have voting and investment power with respect to these shares.
(2)	Dr. Aynechi, a member of our board of directors, is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, and Dr. Aynechi has no beneficial ownership of or pecuniary interest in these shares.
(3)	Mr. Suria is our President and Chief Executive Officer and is a member of our Board of Directors.

Each share of our Series C-1 convertible preferred stock will convert automatically into one share of our common stock upon the closing of this offering. The purchasers of our Series C-1 convertible preferred stock are entitled to specified registration rights, as described below under “Description of Capital Stock—Registration Rights.”

Series D Preferred Stock Financing

In July 2015, we sold an aggregate of 38,436,851 shares of our Series D convertible preferred stock at a purchase price of $1.06 per share, for an aggregate cash purchase price of $40.8 million.

The following table summarizes the Series D convertible preferred stock purchased by our executive officers, members of our board of directors and persons who hold more than 5% of our outstanding capital stock:

Name of Stockholder	Shares of Series D Convertible Preferred Stock	Total Purchase Price
Entities affiliated with Frazier Healthcare(1)	6,599,850	$6,999,999
Novo A/S(2)	4,714,179	$5,000,000
Nicholas B. Lydon, Ph.D., FRS(3)	471,417	$499,999
Carol G. Gallagher, Pharm.D.(4)	150,075	$159,174
Robert E. Hoffman(5)	47,141	$49,999
Hamza Suria(6)	14,142	$14,999
Marco Londei, M.D.(7)	14,142	$14,999

(1)	Consists of shares held by Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P., both affiliates of Frazier Healthcare. Dr. Topper, a member of our Board of Directors, is a General Partner of Frazier Healthcare and may be deemed to have voting and investment power with respect to these shares.
(2)	Dr. Aynechi, a member of our board of directors, is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, and Dr. Aynechi has no beneficial ownership of or pecuniary interest in these shares.
(3)	Dr. Lydon is a member of our Board of Directors.
(4)	Dr. Gallagher is a member of our Board of Directors.
(5)	Mr. Hoffman is our Chief Financial Officer.
(6)	Mr. Suria is our President and Chief Executive Officer and is a member of our Board of Directors.
(7)	Dr. Londei is our Chief Development Officer.

Each share of our Series D convertible preferred stock will convert automatically into one share of our common stock upon the closing of this offering. The purchasers of our Series D convertible preferred stock are entitled to specified registration rights, as described below under “Description of Capital Stock—Registration Rights.”

Amended and Restated Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with certain holders of our convertible preferred stock, including entities with which certain of our directors are affiliated. These stockholders are entitled to rights with respect to the registration of their shares following our initial public offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements, our restated certificate of incorporation and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, our restated bylaws also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of our common stock, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a material related person transaction with us without the review and approval of our audit committee, or a committee composed solely of independent directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. We expect the policy to provide that any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or with any of their immediate family members or affiliates in which the amount involved exceeds $120,000 will be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, we expect that our audit committee will consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at November 30, 2015, and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on 99,002,517 shares of common stock outstanding as of November 30, 2015 and assumes (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 80,645,051 shares of common stock as of immediately prior to the closing of this offering. For purposes of the table below, we have assumed that              shares of common stock will be issued by us in our initial public offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of November 30, 2015. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o AnaptysBio, Inc., 10421 Pacific Center Court, Suite 200, San Diego, California 92121.

	Beneficial Ownership Prior to this Offering		Beneficial Ownership After this Offering
Name of Beneficial Owner	Number	Percent	Number	Percent
5% Stockholders:
Entities affiliated with Frazier Healthcare(1)	23,019,148	23.1%			%
Novo A/S(2)	21,133,477	21.2
Avalon Ventures VII, L.P.(3)	15,080,916	15.1
Alloy Ventures 2005, L.P.(4)	8,977,414	9.1
Entities affiliated with Biotechnology Value Fund, L.P.(5)	7,074,203	7.1
HBM Healthcare Investments (Cayman) Ltd.(6)	6,599,851	6.7

Directors and Named Executive Officers:
Hamza Suria(7)	2,928,051	2.9
Marco Londei, M.D.(8)	1,140,898	1.1
Robert E. Hoffman(9)	47,141	*
Tiba Aynechi, Ph.D.	—	—
Carol G. Gallagher, Pharm.D.(10)	1,134,132	1.1
Nicholas B. Lydon, Ph.D., FRS(11)	2,229,189	2.2
Hollings Renton(12)	358,098	*
John Schmid(13)	296,370	*
James A. Schoeneck(14)	296,365	*
James N. Topper, M.D., Ph.D.(1)	23,019,148	23.1
All executive officers and directors as a group (nine persons)(15)	31,449,392	29.7

*	Represents beneficial ownership of less than one percent.
(1)	Consists of (a) 15,598,651 shares of common stock following conversion of convertible preferred stock held directly by Frazier Healthcare V, L.P., (b) 5,136,185 shares of common stock following conversion of convertible preferred stock held directly by Frazier Healthcare VII, L.P., (c) 1,463,665 shares of common stock following conversion of convertible preferred stock held directly by Frazier Healthcare VII-A, L.P. and (d) 820,647 shares of common stock issuable upon the exercise of a warrant held directly by Frazier Healthcare V, L.P. The general partner of Frazier Healthcare V, L.P. is FHM V, L.P., a Delaware limited partnership. The general partner of FHM V, L.P. is FHM V, LLC, a Delaware limited liability company. The general partner of Frazier Healthcare VII, L.P. and Frazier Healthcare VII-A, L.P. is FHM VII, L.P., a Delaware limited partnership. The general partner of FHM VII, L.P. is FHM VII, LLC, a Delaware limited liability company Dr. Topper, a member of our Board of Directors, is a member of FHM V, LLC and FHM VII, LLC and may be deemed to have voting and investment power with respect to the shares held by FHM V, LLC and FHM VII, LLC.
(2)	Consists of (a) 20,312,830 shares of common stock following conversion of convertible preferred stock held directly by Novo A/S and (b) 820,647 shares of common stock issuable upon the exercise of a warrants held directly by Novo A/S. The board of directors of Novo A/S, which is currently comprised of Sten Scheibye, Göran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has shared voting and investment power with respect to these shares and may exercise such control only with the support of a majority of the board. As such, no individual member of the board is deemed to hold any beneficiary ownership in these shares. Dr. Aynechi, a member of our board of directors, is employed as a Partner at Novo Ventures (US) Inc., which provides certain consultancy services to Novo A/S, and Dr. Aynechi has no beneficial ownership of or pecuniary interest in these shares. The address of Novo A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(3)	Consists of (a) 14,258,530 shares of common stock held directly by Avalon Ventures VII, L.P. and (b) 822,386 shares of common stock issuable upon the exercise of a warrant held directly by Avalon Ventures VII, L.P. The general partner of Avalon Ventures II, L.P. is Avalon Ventures VII GP, LLC. The managing members of Avalon Ventures VII GP, LLC are Kevin J. Kinsella and Stephen L. Tomlin.
(4)	Consists of 8,977,414 shares of common stock following conversion of convertible preferred stock held directly by Alloy Ventures 2005, L.P. The general partner of Alloy Ventures 2005, L.P. is Alloy Ventures 2005, LLC. The managing members of Alloy Ventures 2005, LLC are Craig Taylor, Doug Kelly John Shoch, Dan Rubin and Tony Di Bona.
(5)	Consists of (a) 3,449,203 shares of common stock following conversion of convertible preferred stock held directly by Biotechnology Value Fund, L.P., (b) 1,974,000 shares of common stock following conversion of convertible preferred stock held directly by Biotechnology Value Fund II, L.P., (c) 637,000 shares of common stock following conversion of convertible preferred stock held directly by Investment 10, L.L.C. and (d) 1,014,000 shares of common stock following conversion of convertible preferred stock held directly by MSI BVF SPV, L.L.C.
(6)	Represents 6,599,851 shares of common stock following conversion of convertible preferred stock held directly by HBM Healthcare Investments (Cayman) Ltd. The board of directors of HBM Healthcare Investments (Cayman) Ltd. has sole vesting and investment power with respect to the shares. The board of directors of HBM Healthcare Investments (Cayman) Ltd. is comprised of Jean-Mar Lesieur, Richard Coles, Sophia Harris, Dr. Andrea Wicki, Paul Woodhouse and John Urquhart, none of whom has individual voting or investment power with respect to the shares.
(7)	Consists of (a) 34,996 shares of common stock following conversion of convertible preferred stock held directly by Mr. Suria and (b) 2,893,055 shares of common stock issuable to Mr. Suria upon the exercise of stock options that are exercisable within 60 days of November 30, 2015, of which 957,138 shares were unvested but were early exercisable, as of 60 days after November 30, 2015.
(8)	Consists of (a) 14,142 shares of common stock following conversion of convertible preferred stock held directly by Dr. Londei and (b) 1,126,756 shares of common stock issuable to Dr. Londei upon the exercise of stock options that are exercisable within 60 days of November 30, 2015, of which 774,645 shares were unvested but were early exercisable, as of 60 days after November 30, 2015.

(9)	Consists of 47,141 shares of common stock following conversion of convertible preferred stock held directly by Mr. Hoffman.
(10)	Consists of (a) 450,075 shares of common stock following conversion of convertible preferred stock held directly by Dr. Gallagher and (b) 684,057 shares of common stock issuable to Dr. Gallagher upon the exercise of stock options that are exercisable within 60 days of November 30, 2015.
(11)	Consists of (a) 471,332 shares of common stock held directly by Dr. Lydon, (b) 1,425,385 shares of common stock following conversion of convertible preferred stock held directly by Dr. Lydon, (c) 115,384 shares of common stock issuable upon the exercise of a warrant held directly by Dr. Lydon and (d) 217,088 shares of common stock issuable to Dr. Lydon upon the exercise of stock options that are exercisable within 60 days of November 30, 2015, of which 119,500 shares were unvested but were early exercisable, as of 60 days after November 30, 2015.
(12)	Represents 358,098 shares of common stock issuable to Mr. Renton upon the exercise of stock options that are exercisable within 60 days of November 30, 2015, of which 290,458 shares were unvested but were early exercisable, as of 60 days after November 30, 2015.
(13)	Represents 296,370 shares of common stock issuable to Mr. Schmid upon the exercise of stock options that are exercisable within 60 days of November 30, 2015, of which 258,816 shares were unvested but were early exercisable, as of 60 days after November 30, 2015.
(14)	Represents 296,365 shares of common stock issuable to Mr. Schoeneck upon the exercise of stock options that are exercisable within 60 days of November 30, 2015, of which 279,901 shares were unvested but were early exercisable, as of 60 days after November 30, 2015.
(15)	Includes shares beneficially owned by our current executive officers and directors. Consists of (a) 471,332 shares of common stock, (b) 24,170,240 shares of common stock following conversion of convertible preferred stock, (c) 936,031 shares of common stock issuable upon the exercise of warrants and (d) 5,871,789 shares of common stock issuable upon the exercise of stock options that are exercisable within 60 days of November 30, 2015, of which 2,680,458 shares were unvested but early exercisable, as of 60 days after November 30, 2015.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of 500,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our restated certificate of incorporation and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Pursuant to the provisions of our certificate of incorporation all of the outstanding convertible preferred stock will automatically convert into common stock in connection with the closing of this offering. Assuming the effectiveness of this conversion as of September 30, 2015, there were 98,951,685 shares of our common stock issued, held by approximately 71 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” above.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation. Accordingly, pursuant to our restated certificate of incorporation that will be in effect upon the closing of this offering, holders of a majority of the shares of our common stock will be able to elect all of our directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to the provisions of our certificate of incorporation, all of our outstanding convertible preferred stock will automatically convert into common stock, with such conversion to be effective in connection with the closing of this offering. As a result, each currently outstanding share of convertible preferred stock will be converted into common stock. All series of convertible preferred stock will convert at a ratio of one share of common stock for each share of convertible preferred stock.

Following this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of September 30, 2015, we had outstanding the following warrants to purchase shares of our capital stock:

Type of Capital Stock	Total Number of Shares Subject to Warrants	Exercise Price Per Share	Expiration Dates
Common Stock	822,386	$0.65	November 2018
Series C Preferred Stock	1,775,022	$0.65	November 2018
Series C Preferred Stock	288,462	$0.65	December 2024

Options

As of September 30, 2015, we had outstanding options to purchase an aggregate 13,563,272 shares of our common stock, with a weighted-average exercise price of $0.51. Additional options to purchase 1,251,041 shares of our common stock, with an exercise price of $1.22 were granted between September 30, 2015 and November 30, 2015.

Registration Rights

Pursuant to the terms of our Amended and Restated Investor Rights Agreement, immediately following this offering, the holders of 98,951,685 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below. We refer to these shares collectively as registrable securities.

Demand Registration Rights

Beginning 180 days after the closing of this offering, the holders of at least a majority of the then-outstanding registrable securities may make a written request to us for the registration of any of the registrable securities under the Securities Act. Within 30 days of such request, we are obligated provide written notice of such request to all stockholders to file a registration statement under the Securities Act covering all registrable securities that the initiating holders requested to be registered and any additional registrable securities requested to be included in such registration by any other holders. We are only required to file two registration statements that are declared effective upon exercise of these demand registration rights. We may postpone taking action with respect to such filing not more than once during any 12-month period for a total period of not more than 60 days if our board of directors determines in its good faith judgment that it would be seriously detrimental to us and our stockholders for such registration statement to be effected at such time.

Form S-3 Registration Rights

Any holder of then-outstanding registrable securities can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $2,000,000. The stockholders may only require us to effect two registration statements on Form S-3 in a 12-month period. We may postpone taking action with respect to such filing once during any 12-month period for a total cumulative period of not more than 90 days if our board of directors determines in its good faith judgment that the filing would be materially detrimental to us and our stockholders.

Piggyback Registration Rights

In connection with this offering, holders of registrable securities were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their registrable securities in this offering. If we register any of our securities for public sale in another offering, holders of registrable securities will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to a corporate reorganization or a registration of only common stock issuable upon conversion of debt securities that are also being registered. We have the right to terminate any registration we have initiated before the effective date of such registration, whether or not any holder has elected to include registrable securities in such registration. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine in good faith that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder, or in a manner mutually agreed upon by the holders. However, in any underwriting not in connection with an initial public offering, the number of shares to be registered by these holders cannot be reduced below 30% of the total shares covered by the registration statement.

Expenses of Registration Rights

We generally will pay all expenses, other than underwriting discounts and commissions.

Expiration of Registration Rights

The registration rights described above will expire, with respect to any particular holder of these rights, on the earlier of the fifth anniversary of the closing of this offering, a merger, consolidation, sale or disposition of our company or a sale by a holder of equity securities representing at least a majority of the voting power of our company, or when that holder can sell all of its registrable securities in a three-month period without restriction under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the closing of this offering, could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66.67% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction or series of transactions together resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws, as we expect they will be in effect upon the closing of this offering, include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our company, including the following:

•	Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors is permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

•	Classified Board. Our restated certificate of incorporation and restated bylaws will provide that our board is classified into three classes of directors, each with staggered three-year terms. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board Composition.”

•

Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Further, our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of our outstanding common stock.

•	Amendment of Charter Provisions. Any amendment of the above expected provisions in our restated certificate of incorporation would require approval by holders of at least two-thirds of our outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by merger, tender offer, proxy contest or other means.

•	Choice of Forum. Our restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our restated certificate of incorporation or our restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer and Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

Exchange Listing

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “ANAB.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options and warrants, in the public market following this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the closing of this offering, we will have a total of             shares of our common stock outstanding, based on the 98,951,685 shares of our capital stock outstanding as of September 30, 2015, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 80,645,051 shares of common stock as of immediately prior to the closing of this offering. Of these outstanding shares, all of the             shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, could only be sold in compliance with Rule 144.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701,             shares will be available for sale in the public market as follows:

•	Beginning on the date of this prospectus, all of the shares sold in this offering will be immediately available for sale in the public market; and

•	Beginning 181 days after the date of this prospectus, additional shares will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up/Market Standoff Agreements

All of our directors and officers and substantially all of our security holders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to our common stock, or entering into any swap, hedge or other arrangement that transfers any of the economic consequences of ownership of our common stock, for a period of 180 days following the date of this prospectus without the prior written consent of Credit Suisse Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated. See “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Stock Options

As soon as practicable after the closing of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our common stock subject to outstanding options and the shares of our common stock reserved for issuance under our stock plans. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject. Of the 13,563,272 shares of our common stock that were subject to stock options outstanding as of September 30, 2015, options to purchase 4,823,868 shares of common stock were vested as of September 30, 2015. Shares of our common stock underlying outstanding options will not be eligible for sale until expiration of the 180 day lock-up and market standoff agreements to which they are subject. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

Registration Rights

We have granted demand, piggyback and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

This section summarizes the material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (as defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt organizations or tax-qualified retirement plans;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership or other pass-through entity for U.S. federal income tax purposes is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state therein or the District of Columbia;

•	a trust if it (i) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (ii) has a valid election in effect under the applicable Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are a non-U.S. citizen who is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Dividends

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might apply at a reduced rate, however, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN or Form W-8BEN-E (or any successor of such forms) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to U.S. withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at graduated tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Common Stock

Subject to the discussions below regarding Backup Withholding and Information Reporting and the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•	the gain (i) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (i) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (ii) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described under “—Dividends” will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell our common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•	a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

A U.S. federal withholding tax of 30% may apply to dividends and the gross proceeds of a disposition of our common stock paid to a foreign financial institution (as specifically defined by the applicable rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). This U.S. federal withholding tax of 30% will also apply to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity. The 30% federal withholding tax described in this paragraph cannot be reduced under an income tax treaty with the United States or by providing an IRS Form W-8BEN or similar documentation. The withholding tax described above will not apply if the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from the rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Holders should consult with their own tax advisors regarding the possible implications of the withholding described herein.

The withholding provisions described above generally apply to proceeds from a sale or other disposition of common stock if such sale or other disposition occurs on or after January 1, 2017 and to payments of dividends on our common stock.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement, dated                     , 2016, with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Credit Suisse Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated, are the representatives of the underwriters.

Underwriters	Number of Shares
Credit Suisse Securities (USA) LLC
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC
Wedbush Securities Inc.

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until that option is exercised. If an underwriter fails or refuses to purchase any of its committed shares, the purchase commitments of the non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters have an option to buy up to an additional             shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise this option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above, and the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price set forth on the cover of this prospectus and to certain dealers at such offering price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and the selling concession may be changed by the underwriters.

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $        , all of which will be paid by us. We have agreed to reimburse the underwriters for certain of their expenses incurred in connection with the clearance of this offering with the Financial Industry Regulatory Authority, Inc., in an amount up to $35,000.

We and our officers and directors and the holders of substantially all of our capital stock and options have agreed with the underwriters that, for a period of 180 days after the date of this prospectus, subject to certain exceptions, we and they will not (1) offer, sell, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition), directly or indirectly, including the filing (or participation in the filing) with the SEC of a registration statement under the Securities Act to register, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock or warrants or other rights to acquire shares of our common stock of which such officer, director or holder is now, or may in the future become, the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic benefits or risks of ownership of such common stock, securities, warrants or other rights to acquire common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, or (3) publicly disclose the intention to enter into any transaction described in clause (1) or (2) above, except with the prior written consent of Credit Suisse Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated; provided that Credit Suisse Securities (USA) LLC and Stifel, Nicolaus & Company, Incorporated, on behalf of the underwriters, have agreed to notify us at least three business days before the effective date of any release or waiver granted to one of our officers or directors, and we have agreed to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.

The restrictions above do not apply to the following, subject to certain limitations set forth in the lock-up agreements:

•	transfers of securities as a bona fide gift;

•	transfers or dispositions of securities to any trust for the direct or indirect benefit of the lock-up signatory or any member of the immediate family of the lock-up signatory;

•	transfers of securities to affiliates;

•	transfers of securities by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the lock-up signatory;

•	transfers or dispositions of shares of our common stock or securities convertible or exchangeable into shares of our common stock acquired in open market purchases after the closing of this offering;

•	entry into any trading plan established pursuant to Rule 10b5-1 under the Exchange Act;

•	exercise of options, warrants or other rights to acquire shares of common stock in accordance with their terms pursuant to an employee benefit plan, option, warrant or other right;

•	transfers pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of a marriage or civil union;

•	transfers to us pursuant to agreements under which we have the option to repurchase such shares or a right of first refusal with respect to transfers of such shares upon termination of service of the lock-up signatory;

•	transfers by certain stockholders of shares purchased in this offering;

•	conversion of outstanding shares of preferred stock into shares of common stock; or

•	transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a liquidation, tender offer, merger, consolidation or similar transaction that results in all of our stockholders having the right to exchange their securities for cash, securities or other property.

See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for our common stock. The initial public offering price will be negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “ANAB.” In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the closing of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the- counter market or otherwise.

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non- financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of the securities offered by this prospectus may be made to the public in that Relevant Member State other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any of the securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any of the securities being offered to a financial intermediary as that term is used in Article 3(2) of the

Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the securities acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any securities to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We and the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of securities in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly any person making or intending to make an offer in that Relevant Member State of securities which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive):

•	who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order; and/or

•	who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to prospective investors in Canada

The common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to prospective investors in Switzerland

The securities offered by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of securities.

Notice to prospective investors in the Dubai International Financial Centre

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the Dubai International Financial Centre, or DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to prospective investors in the United Arab Emirates

The securities offered by this prospectus have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to prospective investors in Australia

This prospectus:

•	does not constitute a disclosure document under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The securities offered by this prospectus may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the securities may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any securities may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the securities, you represent and warrant to us that you are an Exempt Investor.

As any offer of securities under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the securities you undertake to us that you will not, for a period of 12 months from the date of issue of the securities, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to prospective investors in Japan

The securities offered by this prospectus have not been and will not be registered under the Financial Instruments and Exchange Act. Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to prospective investors in Hong Kong

The securities offered by this prospectus have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Warning

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

•	to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA;

•	to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Bermuda

The securities offered by this prospectus may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to prospective investors in Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or CMA pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to prospective investors in the British Virgin Islands

The securities are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The securities may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the securities for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The securities may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognised exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Notice to prospective investors in China

This prospectus does not constitute a public offer of the securities offered by this prospectus, whether by sale or subscription, in the People’s Republic of China, or the PRC. The securities are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the securities without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to prospective investors in Korea

The securities have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the securities have been and will be offered in Korea as a private placement under the FSCMA. None of the securities may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the FETL. The securities have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the securities shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the securities. By the purchase of the securities, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the securities pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the Securities has been or will be registered with the Securities Commission of Malaysia, or the Commission for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the securities, as principal, if the offer is on terms that the securities may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the securities is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to prospective investors in Taiwan

The securities have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the securities in Taiwan.

Notice to prospective investors in South Africa

Due to restrictions under the securities laws of South Africa, the securities are not offered, and the Offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

•

the offer, transfer, sale, renunciation or delivery is to duly registered banks, mutual banks, financial services provider, financial institution, the Public Investment Corporation (in each case registered as such in South Africa), a person who deals with securities in their ordinary course of business, or a wholly owned subsidiary of a bank, mutual bank, authorised services provider or financial institution, acting as agent in the capacity of an authorised portfolio manager for a pension fund (duly registered in South Africa), or as manager for a collective investment scheme (registered in South Africa); or

•	the contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than R1,000,000.

This document does not, nor is it intended to, constitute an “offer to the public” (as that term is defined in the South African Companies Act, 2008, or the SA Companies Act and does not, nor is it intended to, constitute a prospectus prepared and registered under the SA Companies Act. This document is not an “offer to the public” and must not be acted on or relied on by persons who do not fall within Section 96(1)(a) of the SA Companies Act (such persons being referred to as “relevant persons”). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

A South African resident person or company or any non-South African company which is a subsidiary of a South African company is not permitted to acquire the securities unless such person has obtained exchange control approval to do so.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, San Francisco, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Cooley LLP, San Diego, California.

EXPERTS

The financial statements of AnaptysBio, Inc. as of December 31, 2013 and 2014, and for each of the years in the two-year period ended December 31, 2014, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC. Upon the closing of our initial public offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

AnaptysBio, Inc.:

We have audited the accompanying balance sheets of AnaptysBio, Inc. as of December 31, 2013 and 2014, and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AnaptysBio, Inc. as of December 31, 2013 and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

San Diego, California

June 5, 2015, except for earnings per share information and Note 12, which are dated July 13, 2015

ANAPTYSBIO, INC.

BALANCE SHEETS

(in thousands, except par value data)

	December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	$2,810	$22,188
Receivable from collaborative partner	—	1,455
Prepaid expenses and other current assets	244	758

Total current assets	3,054	24,401
Property and equipment, net	750	579
Restricted cash	110	85

Total assets	$3,914	$25,065

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$197	$415
Accrued expenses	743	1,052
Deferred revenue	1,290	10,085
Convertible promissory notes payable to related parties	818	—
Other current liabilities	114	129

Total current liabilities	3,162	11,681
Notes payable	—	4,793
Deferred revenue	—	1,935
Deferred rent	221	94
Preferred stock warrant liabilities	386	569
Commitments and contingencies
Series A convertible preferred stock, $0.001 par value, 3,015 shares authorized, no shares issued or outstanding at December 31, 2013 or 2014	—	—
Series B convertible preferred stock, $0.001 par value, 27,743 shares authorized, 27,743 shares issued and outstanding at December 31, 2013 and 2014; aggregate liquidation preference at December 31, 2014 of $24,991	28,220	28,220
Series C convertible preferred stock, $0.001 par value, 17,982 shares authorized, 11,147 shares issued and outstanding at December 31, 2013 and 2014; aggregate liquidation preference at December 31, 2014 of $7,246	6,452	6,452
Series C-1 convertible preferred stock, $0.001 par value, 10,500 shares authorized, no shares and 3,318 shares issued and outstanding at December 31, 2013 and 2014, respectively; aggregate liquidation preference at December 31, 2014 of $6,470	—	2,156
Stockholders’ deficit:
Common stock, $0.001 par value, 79,000 shares authorized, 17,368 shares issued and outstanding at December 31, 2013 and 2014	17	17
Additional paid in capital	14,247	14,407
Accumulated deficit	(48,791)	(45,259)

Total stockholders’ deficit	(34,527)	(30,835)

Total liabilities, convertible preferred stock and stockholders’ deficit	$3,914	$25,065

See accompanying notes to financial statements.

ANAPTYSBIO, INC.

STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year Ended December 31,
	2013	2014
Collaboration revenue	$5,483	$15,838

Operating expenses:
Research and development	8,820	8,614
General and administrative	1,950	2,354

Total operating expenses	10,770	10,968

Income (loss) from operations	(5,287)	4,870

Other income (expense), net
Interest income	1	2
Interest expense, related parties	(886)	(1,270)
Interest expense	—	(11)
Change in fair value of liability for preferred stock warrants	627	(59)

Total other expense, net	(258)	(1,338)

Net income (loss)	(5,545)	3,532
Net income attributed to participating securities	—	(3,300)

Net income (loss) attributed to common stockholders	$(5,545)	$232

Net income (loss) per common share:
Basic and diluted	$(0.71)	$0.01

Weighted-average number of shares outstanding:
Basic and diluted	7,787	17,368

Pro forma net income per common share (unaudited):
Basic and diluted		$0.06

Pro forma weighted-average number of shares outstanding (unaudited):
Basic and diluted		58,473

See accompanying notes to financial statements.

ANAPTYSBIO, INC.

STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share and unit data)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series C-1 Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, January 1, 2013	3,000	$2,979	34,431	$34,233	15,385	$8,905	—	$—	3,088	$3	$687	$(43,246)	$(42,556)
Beneficial conversion feature of convertible promissory notes payable to related parties	—	—	—	—	—	—	—	—	—	—	1,960	—	1,960
Preferred shares converted to common shares	(3,000)	(2,979)	(6,688)	(6,013)	(4,238)	(2,453)	—	—	14,258	14	11,431	—	11,445
Warrants for Series C Preferred Stock converted to warrants for common stock	—	—	—	—	—	—	—	—	—	—	14	—	14
Shares issued under employee stock plans	—	—	—	—	—	—	—	—	22	—	4	—	4
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	151	—	151
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,545)	(5,545)

Balance, December 31, 2013	—	—	27,743	28,220	11,147	6,452	—	—	17,368	17	14,247	(48,791)	(34,527)
Conversion of promissory notes payable to related parties into shares of Series C-1 Preferred Stock	—	—	—	—	—	—	3,318	2,156	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	160	—	160
Net income	—	—	—	—	—	—	—	—	—	—	—	3,532	3,532

Balance, December 31, 2014	—	$—	27,743	$28,220	11,147	$6,452	3,318	$2,156	17,368	$17	$14,407	$(45,259)	$(30,835)

See accompanying notes to financial statements.

ANAPTYSBIO, INC.

STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2013	2014
OPERATING ACTIVITIES
Net income (loss)	$(5,545)	$3,532
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	580	308
Stock-based compensation	151	160
Change in fair value of liability for preferred stock warrants	(627)	59
Noncash interest expense	886	1,273
Loss on disposal of property and equipment	6	3
Changes in operating assets and liabilities:
Receivable from collaborative partners	268	(1,455)
Prepaid expenses and other assets	132	(489)
Accounts payable and other liabilities	(255)	482
Deferred revenue	(1,392)	10,730

Net cash provided by (used in) operating activities	(5,796)	14,603

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	—	5
Purchases of property and equipment	(37)	(145)

Net cash used in investing activities	(37)	(140)

FINANCING ACTIVITIES
Proceeds from notes payable, net of costs to issue	—	4,915
Proceeds from issuance of convertible promissory notes payable to related parties, net of costs to issue	1,960	—
Proceeds from issuance of common stock	4	—

Net cash provided by financing activities	1,964	4,915

Net increase (decrease) in cash	(3,869)	19,378
Cash and cash equivalents, beginning of period	6,679	2,810

Cash and cash equivalents, end of period	$2,810	$22,188

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$—	$8
Noncash investing and financing activities:
Conversion of convertible promissory notes payable to related parties into shares of Series C-1 Preferred Stock	$—	$2,156
Beneficial conversion feature of convertible promissory notes payable to related parties allocated to additional paid-in capital	$1,960	$—
Warrants for Series C Preferred Stock converted to warrants for common stock	$14	$—

See accompanying notes to financial statements.

ANAPTYSBIO, INC.

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Basis of Presentation

AnaptysBio, Inc. (“we,” “us,” “our,” or the “Company”) was incorporated in the state of Delaware in November 2005. We are a biotechnology company developing first-in-class antibody product candidates focused on unmet medical needs in inflammation and immuno-oncology. We develop our product candidates using our proprietary, antibody discovery technology platform (“SHM-XEL”), which is designed to replicate, in vitro, the natural process of antibody generation. We currently generate revenue from our collaborative research and development arrangements.

Basis of Presentation and Liquidity

Since our inception, we have devoted our primary effort to raising capital and research and development activities, and have incurred losses and negative cash flows from operations through the year ended December 31, 2013 and have an accumulated deficit at December 31, 2014 of $45.3 million. Through 2013, all of our financial support has been provided primarily from the sale of our common and preferred stock and proceeds from the issuance of convertible debt. As of December 31, 2014, however, following the execution of a significant strategic collaboration, we have positive working capital. Going forward, as we continue our expansion, we may seek additional financing and/or strategic investments. However, there can be no assurance that any additional financing or strategic investments will be available to us on acceptable terms, if at all. If events or circumstances occur such that we do not obtain additional funding, we will most likely be required to reduce our plans and/or certain discretionary spending, which could have a material adverse effect on our ability to achieve our intended business objectives. The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

2.	Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in our financial statements and accompanying notes. Significant estimates in the financial statements have been made for preferred stock warrant liabilities and stock-based compensation. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist primarily of money market and mutual funds with original maturities of 90 days or less.

Restricted Cash

At December 31, 2013 and 2014, we held restricted cash of $110,000 and $85,000, respectively, used to secure a letter of credit provided as security for our operating leases for our facility.

Property and Equipment

Property and equipment is carried at cost. Expenditures for major additions and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are amortized using the straight line method over the shorter of the lease term or the estimated useful life of the asset. Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Long Lived Assets

Long-lived assets, consisting of property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on undiscounted cash flows. If long-lived assets are impaired, an impairment loss is recognized and is measured as the amount by which the carrying value exceeds the estimated fair value of the assets. No impairment charges were recorded during the years ended December 31, 2013 or 2014.

Deferred Rent and Operating Lease Incentives

When an operating lease includes lease incentives, such as a rent abatements or leasehold improvement allowances, or requires fixed escalations of the minimum lease payments, the aggregate rental expense, including such incentives or increases, is recognized on a straight-line basis over the term of the lease. The cumulative difference between the actual rental payments and rent charged to expense is recorded as deferred rent in the accompanying balance sheets. For leasehold improvement allowances, the costs are capitalized as leasehold improvement assets and amortized to expense over the appropriate recognition period for such assets.

Debt Issuance Costs

Debt issuance costs incurred to obtain debt financing are deferred and are amortized over the term of the debt using the effective interest method. The costs are recorded as a reduction to the carrying value of the debt and the amortization expense is included in interest expense in the statements of operations.

Revenue Recognition

Revenue is recognized in accordance with revenue recognition accounting guidance, which requires that four basic criteria be met before revenue can be recognized: (i) persuasive evidence that an arrangement exists; (ii) delivery has occurred and title and the risks and rewards of ownership have been transferred to the client or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured.

Multiple-Element Revenue Arrangements. We evaluate deliverables in a multiple-element arrangement to determine whether each deliverable represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value to the customer. If the delivered element does not have standalone value without one of the undelivered elements in the arrangement, we combine such elements and account for them as a single unit of accounting. We allocate the consideration to each unit of accounting at the inception of the arrangement based on the relative selling price.

We recognize consideration allocated to an individual element when all other revenue recognition criteria are met for that element. Our multiple-element revenue arrangements may include the following:

•	License arrangements. The deliverables under our collaboration and license agreements generally include exclusive or nonexclusive licenses to one or more products generated using our technologies. As the delivered licenses have not historically had standalone value apart from the undelivered elements, these have been recognized as revenue as a combined unit of accounting. Accordingly, we recognize revenue from nonrefundable upfront fees in the same manner as the undelivered item(s), which is generally the period over which we provide research and development services.

•	Research and Development Services. The deliverables under our collaboration and license arrangements may include research and development services we perform on behalf of or with our collaborators. As the provision of research and development services is an integral part of our operations and we may be principally responsible for the performance of these services under the agreements, we recognize revenue on a gross basis for research and development services as we perform those services. Additionally, we recognize research related funding under collaboration research and development efforts as revenue as we perform or deliver the related services in accordance with contract terms.

Milestone Revenue. Our collaboration and license agreements generally include contingent contractual payments related to achievement of specific research, development and regulatory milestones and sales-based milestones that are dependent upon the performance of the licensor or collaborator.

We recognize any payment that is contingent upon the achievement of a substantive milestone entirely in the period in which the milestone is achieved. A milestone is defined as an event that can only be achieved based in whole or in part either on our performance, or the performance of our collaborators, or the occurrence of a specific outcome resulting from our past performance for which there is a substantive uncertainty at the date the arrangement is entered into that the event will be achieved.

Research and Development

Costs associated with research and development activities are expensed as incurred. Research and development costs primarily include salaries and personnel-related costs, supplies and materials, contract manufacturing, in-licensing fees, outside services, and an allocation of information technology, fringe benefits, and facility overhead costs.

Upfront and milestone payments incurred under our in-licensing agreements are expensed as acquired in-process research and development in the period in which they are incurred, provided that the technology or method has no alternative future use. Royalties incurred on fees received under our sublicensing arrangements are expensed in the period in which we recognize the related collaborative revenue.

Stock-Based Compensation

We recognize stock-based compensation expense using a fair-value-based method for costs related to all share-based payments, including stock options. Stock-based compensation cost for stock options granted to our employees and directors is measured at the grant date based on the fair-value of the award which is estimated using the Black-Scholes option-pricing model, and is recognized as expense over the requisite service period on a straight-line basis. We estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate prevesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Options granted to individual service providers who are not employees or directors are accounted for at estimated fair values using the Black-Scholes option pricing model and are subject to periodic remeasurement over the period during which the services are rendered.

No tax benefits for stock-based compensation have been recognized in the statements of changes in stockholders’ equity or cash flows. We have not recognized, and do not expect to recognize in the near future, any tax benefit related to stock-based compensation cost as a result of our full valuation allowance on net deferred tax assets and net operating loss carryforwards.

Warrants for Shares of Preferred Stock

We account for warrants for shares of preferred stock with conversion features that provide for reductions in the warrant price as derivative liabilities in the accompanying balance sheets at their fair value on the date of issuance. The derivative liabilities are revalued at each balance sheet date until such instruments are exercised or expire, with changes in the fair value between reporting periods recorded as other income or expense.

Fair Value of Financial Instruments

Our financial instruments consist principally of cash, cash equivalents, restricted cash, receivables from collaborative partners, accounts payable, notes payable and preferred stock warrant liabilities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs that are supported by little or no market activities, therefore requiring an entity to develop its own assumptions.

Concentration of Credit Risk

Our policy is to place our cash and cash equivalents with high quality financial institutions in order to limit our credit risk exposure, and, at times, balances may exceed federally insured limits. To date, we have not experienced any credit losses associated with these financial instruments.

Income Taxes

We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered or settled. Realization of deferred tax assets is dependent upon future taxable income. A valuation allowance is recognized if it is more likely than not that some portion or all of a deferred tax asset will not be realized based on the weight of available evidence, including expected future earnings.

We recognize an uncertain tax position in our financial statements when we concludes that a tax position is more likely than not to be sustained upon examination based solely on our technical merits. Only after a tax position passes the first step of recognition will measurement be required. Under the measurement step, the tax benefit is measured as the largest amount of benefit that is more likely than not to be realized upon effective settlement. This is determined on a cumulative probability basis. The full impact of any change in recognition or measurement is reflected in the period in which such change occurs. We have elected to accrue any interest or penalties related to income taxes as part of our income tax expense.

Net Income (Loss) Per Common Share and Pro Forma Net Income Per Common Share

Net income (loss) per share of common stock is determined using the two-class method for participating securities as this method is more dilutive than the if-converted method. All series of our convertible preferred stock are considered to be participating securities. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings, are subtracted from net income to determine total earnings to be attributed to common stockholders.

Basic net income (loss) per common share is computed by dividing net income (loss) attributed to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. In computing diluted net income (loss) attributed to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities, including stock options and warrants that reduce the preferred stockholders participation in earnings to be attributed to common stockholders. Diluted net income (loss) per share attributed to common stockholders is computed by dividing net income (loss) attributed to common stockholders by the weighted-average number of common equivalent shares outstanding for the period. Diluted net income (loss) per share attributed to common stockholders includes any dilutive effect from outstanding stock options and warrants using the treasury stock method.

Computations for basic and diluted net income (loss) per common share are below. The unaudited pro forma basic and diluted net income (loss) per common share calculation assumes the conversion of all outstanding shares of convertible preferred stock into common stock as if such conversion had occurred on January 1, 2014 or the original issuance date, if later.

(in thousands, except per share data)	Net Income (Loss) (Numerator)	Shares (Denominator)	Amount
Year Ended December 31, 2013
Basic and diluted net loss per common share:
Net loss attributed to common stockholders	$(5,545)	7,787	$(0.71)

Year Ended December 31, 2014
Basic and diluted net income per common share:
Net income	$3,532
Net income attributed to participating securities	(3,300)

Net income attributed to common stockholders	232	17,368	$0.01

Pro Forma for the Year Ended December 31, 2014 (unaudited)
Basic and diluted net income per common share:
Net income	$3,532	17,368
Pro forma adjustment to reflect the assumed conversion of convertible preferred shares	—	41,105

Pro forma basic net income per common share	3,532	58,473	$0.06

Common stock equivalents issuable upon the conversion or exercise of dilutive securities that could potentially reduce net income per common share in the future that were excluded from the determination of diluted net income (loss) per common share as their effects were antidilutive are as follows:

	Year Ended December 31,
(in thousands)	2013	2014
Convertible preferred stock	48,382	—
Options to purchase common stock	7,535	7,556
Warrants to purchase preferred stock	1,775	1,847
Warrants to purchase common stock	822	822

Total	58,514	10,225

Accounting Pronouncements Recently Adopted

In June 2014, the Financial Accounting Standards Board, (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-10, Development Stage Entities (Topic 915), which eliminated the distinction of a Development Stage Entity along with the inception to date reporting requirements. As permitted by this ASU, we elected to early adopt the amendment beginning with our annual reporting period ending December 31, 2014, with retrospective application of the amended guidance. Upon adoption, there was no effect to our financial statements, other than the elimination of inception to date disclosures.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs. This update requires the presentation of debt issuance costs in financial statements as a direct reduction of related debt liabilities rather than as an asset. Amortization of debt issuance costs continue to be reported as interest expense. As permitted by the ASU, we elected to early adopt the amendment beginning with our annual reporting period ending December 31, 2014, with retrospective application of the amended guidance. The adoption of this ASU resulted in the reclassification $37,000 and $85,000 in deferred debt issuance costs from prepaid expenses and other current assets to a direct reduction to the carrying values of notes payable and convertible promissory notes reported in the balance sheets at December 31, 2013 and 2014, respectively. The adoption of this guidance did not have any effect on the statement of operations during the years ended December 31, 2013 or 2014.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most current revenue recognition guidance in FASB ASC 605, Revenue Recognition, including industry-specific guidance. This standard is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard also requires additional disclosure about the nature, amount, timing and uncertainty of assets recognized from costs incurred to fulfill a contract and becomes effective for our annual reporting period beginning January 1, 2018, including interim periods within that reporting period; early adoption is not permitted. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. We are currently assessing the impact that this standard will have on our financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern, which provides guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and the related footnote disclosure. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financials are issued. When management identifies conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern, this standard also outlines disclosures that are required in our footnotes based on whether or not there are any plans intended to mitigate the relevant conditions or events to alleviate the substantial doubt. This standard becomes effective for our annual reporting period ending December 31, 2016, and for annual and interim periods thereafter. Early application is permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

3.	Balance Sheet Accounts and Supplemental Disclosures

Property and Equipment

Property and equipment consist of the following:

	December 31,
(in thousands)	2013	2014
Laboratory equipment	$2,940	$3,031
Office furniture and equipment	586	565
Leasehold improvements	338	338

	3,864	3,934
Less: accumulated depreciation and amortization	(3,114)	(3,355)

Total property and equipment, net	$750	$579

Accrued Expenses

Accrued expenses consist of the following:

	December 31,
(in thousands)	2013	2014
Accrued compensation and related expenses	$485	$588
Accrued research and contract manufacturing expenses	7	293
Accrued royalties	97	79
Other	154	92

Total accrued expenses	$743	$1,052

4.	Collaborative Research and Development Agreements

TESARO Collaboration

In March 2014, we entered into a Collaboration and Exclusive License Agreement with TESARO, Inc. and TESARO Development, Inc. (collectively, “TESARO”), an oncology-focused biopharmaceutical company. Under the terms of the agreement, we agreed to perform certain discovery and early preclinical development of therapeutic antibodies with the goal of generating immunotherapy antibodies for subsequent preclinical, clinical, regulatory and commercial development to be performed by TESARO. Under the terms of the agreement, TESARO paid an upfront license fee of $17.0 million in March 2014 and agreed to provide funding to us for research and development services related to antibody discovery programs for three specific targets.

In November 2014, we and TESARO entered into an Amendment No. 1 to the Agreement to add an antibody discovery program against a fourth target for an upfront license fee of $2.0 million.

For each development program, we are eligible to receive milestone payments of up to $18.0 million if certain clinical trial events are achieved by TESARO, up to an additional $90.0 million if certain U.S. and European regulatory submissions and approvals in multiple indications are achieved, and up to an additional

$165.0 million upon the achievement of specified levels of annual worldwide net sales. We will also be eligible to receive tiered single-digit royalties related to worldwide net sales of products developed under the collaboration and certain commercial milestone payments if specified levels of annual worldwide net sales are attained. Unless earlier terminated by either party upon specified circumstances, the agreement will terminate, with respect to each specific developed product, upon the later of the 12th anniversary of the first commercial sale of the product or the expiration of the last to expire of any patent.

We determined that the upfront license fees and research funding under the agreement, as amended, should be accounted for as a single unit of accounting and that the upfront license fees should be deferred and recognized as revenue over the same period that the research and development services are performed. As a result, the $17.0 million and $2.0 million license fees have been deferred and are being recognized as revenue ratably over the research periods specified in the contract of 24 and 16 months, respectively. Revenue from the contingent milestone payments will be recognized if and when such payments become due, subject to satisfaction of all of the criteria necessary to recognize revenue at that time.

Revenue recognized under this agreement aggregated $11.5 million during the year ended December 31, 2014, which includes $7.0 million for the amortization of the upfront fee and $4.5 million in funding for research and development services, of which $1.5 million was receivable at December 31, 2014. Deferred revenue for this agreement was $12.0 million at December 31, 2014.

Celgene Antibody Generation Agreement

In December 2011, we entered into an Antibody Generation Agreement with Celgene Corporation (“Celgene”), under which we agreed to develop human therapeutic agents against multiple targets. We successfully delivered three antibodies against three targets under this agreement. The final deliverable under this agreement was completed in 2014. Under the terms of the agreement, Celgene agreed to pay an initial fee of $6.0 million, followed by a success fee of $0.5 million upon successful delivery of therapeutic antibodies against each of the targets involved.

The upfront payment was recognized as revenue ratably over the estimated time to project completion through February 2014. Revenue recognized under this agreement aggregated $3.7 million during the year ended December 31, 2013, which includes $2.0 million for the amortization of the upfront fee, $1.0 million in success fees and $746,000 in funding for research and development costs. Revenue recognized under this agreement aggregated $592,000 during the year ended December 31, 2014, which includes $500,000 in success fees and $92,000 in funding for research and development costs. Deferred revenue for this agreement was $92,000 at December 31, 2013.

Momenta Antibody Generation Agreement

In December 2013, we entered into an Antibody Generation Agreement, with Momenta Pharmaceuticals, Inc. (“Momenta”) under which we agreed to generate certain antibodies with enhanced affinity specific for a particular target for use in the development of human therapeutic agents by Momenta. Under the terms of the agreement, Momenta agreed to pay an upfront fee of $1.1 million, followed by a $2.0 million success fee in the event of a successful outcome, which occurred in 2014. This agreement expired in accordance with its terms in 2014.

The upfront payment was recognized as revenue ratably over the estimated time to project completion, or nine months, beginning January 2014 when the project commenced. Revenue recognized under this agreement aggregated $3.1 million during the year ended December 31, 2014, which includes $2.0 million in success fees and $1.1 million for the amortization of the upfront fee. Deferred revenue for this agreement was $1.1 million at December 31, 2013.

Other Collaborative Agreements

During 2013 and 2014, we recognized revenue from other collaborative partners aggregating $1.7 million and $0.6 million, respectively, for the development of antibodies for specified targets. Revenue from these agreements consisted primarily of the amortization of upfront payments and funding for research and development services that were recognized as the related services were provided. Our obligations under these collaborative agreements were completed by the end of 2014.

5.	Notes Payable and Convertible Promissory Notes

Notes Payable

On December 24, 2014, we entered into a Loan and Security Agreement with a bank and a financial institution whereby we may borrow up to $15.0 million in three separate draws of $5.0 million each. The Term A Loans, for an aggregate of $5.0 million, were drawn on December 24, 2014. The Term B Loans for an aggregate of $5.0 million are available for draw through December 31, 2015, contingent upon our first multi-dose PK/toxicology studies on at least two development programs and the Term C Loans for an aggregate of $5.0 million are available for draw through December 31, 2016, contingent upon receiving FDA approval on IND submission on at least two development programs. The Term A Loans each bear a fixed rate of interest of 6.97% and are due in 12 monthly interest-only payments through January 2016, followed by 36 equal monthly principal and interest payments, with final maturity in January 2019.

Upon the issuance of the Term B Loans, the interest-only periods for both the Term A and B Loans are extended by six months through July 2016, followed by 30 equal monthly principal and interest payments, with final maturity of all Loans in January 2019. Upon the issuance of the Term C Loans, the interest-only periods for all Loans are further extended by six months through January 2017, followed by 24 equal monthly principal and interest payments, with final maturity of Loans in January 2019. If the Term B and C Loans are issued, they will bear interest at the greater of 6.95% or the 3-month LIBOR plus 6.72%.

The costs incurred to issue the Term A Loans of $85,000 were deferred and are included in the discount to the carrying value of the Term A Loans in the accompanying balance sheet. The Term A Loans also include a final payment fee of $250,000 due at the earlier of prepayment or the maturity date of the Term A Loans. The deferred costs and the final payment fee will be amortized to interest expense over the expected term of the Term A Loans using the effective interest method.

In connection with the issuance of the Term A Loans, we issued detachable, fully vested warrants to purchase an aggregate of 288,462 shares of Series C Preferred Stock at an exercise price of $0.65 per share to the lenders, which are subject to change under anti-dilution provisions. The warrants are exercisable at any time through December 2024. The grant-date fair value of the warrants of $124,000 was recorded a liability, with a reduction to the carrying value of the Term A Loans, and which is recognized as additional interest expense over the remaining term of the Loans. The initial fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: a stock price volatility of 70.2%, an expected life equal to the contractual term of the warrants of ten years and a risk-free interest rate of 1.97%.

At December 31, 2014, the carrying amount of the Term A Loans was $4.8 million, which is net of discounts of $209,000. The effective interest rate on the Term A Loans at December 31, 2014 was 9.25%. As of December 31, 2014, future maturities of the Term A Loans were $1.4 million, $1.7 million, $1.8 million and $153,000 in 2016, 2017, 2018 and 2019, respectively.

The Term A Loans are secured by a first priority interest in most of our assets, excluding intellectual property, with a net book value of $6.0 million at December 31, 2014. We are also required to maintain a minimum of 50% of our operating and investment account balances at all times with one of the lenders. At December 31, 2014, we were in compliance with the covenants contained in the Loan and Security Agreement.

Convertible Promissory Notes Payable to Related Parties

In August 2013, pursuant to a Purchase Agreement, we issued convertible promissory notes to existing investors aggregating $2.0 million. The notes, which bear interest at 10% per annum, were unsecured and subordinated to all current and future indebtedness and were convertible at any time at the option of the holders into shares of Series C-1 Preferred Stock at a conversion price of $0.65 per share.

Authoritative accounting guidance requires that a portion of the note proceeds be allocated to additional paid-in capital for the intrinsic value, if any, of the conversion option (the “beneficial conversion feature”) based upon the difference between the fair value of the underlying preferred stock at the date of issuance of the notes and the effective conversion price embedded in the notes. The resulting discount on the notes is amortized over the term of the related notes to the stated date of redemption. At August 30, 2013, the date of issuance of the notes, the intrinsic value of the conversion option exceeded the net proceeds of the notes, and therefore the resulting discount attributed to the notes was limited to $2.0 million.

In April 2014, the principal and accrued interest on the notes, which aggregated $2.2 million, were converted into 3.3 million shares of Series C-1 Preferred Stock. The unamortized discount of $405,000 at the date of conversion was recognized as interest expense. Total interest expense resulting from the amortization and write-off of the discount totaled $818,000 and $1.2 million during the years ended December 31, 2013 and 2014, respectively.

6.	Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes our assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the fair value hierarchy:

		Fair Value Measurements at End of Period Using:
(in thousands)	Fair Value	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2013
Money market funds(1)	$2,492	$2,492	$—	$—
U.S. treasury security(2)	135	135	—	—
Preferred stock warrant liabilities	386	—	—	386

At December 31, 2014
Money market funds(1)	$14,736	$14,736	$—	$—
Mutual funds(1)	7,227	7,227	—	—
U.S. treasury security(2)	90	90	—	—
Preferred stock warrant liabilities	569	—	—	569

(1)	Included in cash and cash equivalents in the accompanying balance sheets.
(2)	Included in cash and cash equivalents, and restricted cash in the accompanying balance sheets.

Marketable Securities. For fair values determined by Level 1 inputs, which utilize quoted prices in active markets for identical assets, the level of judgment required to estimate fair value is relatively low. The fair values of investments in money market funds, mutual funds and U.S. treasury securities were determined using Level 1 inputs.

Warrant Liabilities. Our preferred stock warrants are accounted for as derivative liabilities and measured at fair value on a recurring basis as they contain features that are either not afforded equity classification or embody risks that are not clearly and closely related to host contracts. We estimate fair values of these derivatives utilizing the Black-Scholes option-pricing model, which requires Level 3 inputs.

Estimating fair values of derivative financial instruments, including Level 3 instruments, require the use of significant and subjective inputs that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors, including changes in the estimated fair value of our equity securities.

The following weighted-average assumptions were employed in estimating the value of the liabilities for Series C preferred stock warrants using the Black Scholes option-pricing model:

	Year Ended December 31,
	2013	2014
Fair value of preferred stock	$0.45	$0.58
Exercise price	$0.65	$0.65
Risk-free interest rate	1.54%	1.26%
Volatility	67.4%	61.3%
Dividend Yield	0%	0%
Contractual term (in years)	5.0	4.8
Weighted-average measurement date fair value per share	$0.22	$0.28

A 10% increase in the fair values of preferred stock at December 31, 2013 and 2014 would result in increases in the estimated fair values of the preferred stock warrant liabilities of $58,000 and $89,000, respectively.

The following table summarizes the activity in liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 Inputs):

(in thousands)	Preferred Stock Warrant Liabilities
Balance at January 1, 2013	$(1,027)
Series C Preferred Stock warrants converted to Common Stock warrants	14
Unrealized net gains included in other income (expense), net	627

Balance at December 31, 2013	(386)
Issuances	(124)
Unrealized net losses included in other income (expense), net	(59)

Balance at December 31, 2014	$(569)

Fair Value of Other Financial Instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, receivable from collaborative partner, accounts payable, accrued expenses and convertible promissory notes payable, approximate fair value due to their short-term nature. The carrying amount of our notes payable of $4.8 million at December 31, 2014 approximated fair value due to the close proximity of their issuance in December 2014.

7.	Stockholders’ Equity

Preferred Stock

Our Amended and Restated Certificate of Incorporation, dated July 15, 2013, authorizes 59.2 million shares of preferred stock, which are designated as follows:

(in thousands)
Series A	3,015
Series B	25,525
Series B-1	1,996
Series B-2	222
Series C	17,982
Series C-1	10,500

Total designated Preferred Stock	59,240

The Series B, B-1, and B-2 Preferred Stock (collectively, the “Series B Preferred Stock”) generally have consistent rights and preferences discussed below, except that the conversion price of the Series B-2 Preferred Stock shall not be subject to adjustment in the event that we issue additional equity securities at a purchase price less than the Series B-2 conversion price.

The convertible preferred stock has been classified as temporary equity in the accompanying balance sheets as the shares include provisions allowing the holder to cause redemption of the shares upon certain change in control events that are outside of our control. We have elected not to adjust the carrying values of the convertible preferred stock to the respective liquidation preferences of such shares as we are uncertain whether or when an event would occur that would obligate us to pay the liquidation preference to the holders of such shares, as discussed below. Adjustments to increase the carrying values to the respective liquidation preferences will be made if and when it becomes probable that an event would occur obligating us to pay such amounts.

Dividend Rights. The holders of the Series A, B, C, and C-1 Preferred Stock are entitled to receive noncumulative dividends at a rate of 8% of the respective Series issue price per annum. The Series C-1 Preferred Stock dividends are payable in preference and in priority to any Series C Preferred Stock. The Series C Preferred Stock dividends are payable in preference and in priority to any Series B Preferred Stock. The Series B and Series A Preferred Stock dividends are payable in preference and in priority to any dividends on common stock.

The preferred stock dividends are payable when, as and if declared by our board of directors. As of December 31, 2014, the board of directors has not declared any dividends.

Voting Rights. The holders of Series Preferred Stock are entitled to one vote for each share of common stock into which such Series Preferred Stock could then be converted; and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, except that the holders of the Series B Preferred shares, voting as a separate class, are entitled to elect two members of the board of directors, the holders of the Series A Preferred and common stock shares, each voting as a separate class, are each entitled to elect one member of the board of directors, and the holders of the Preferred and common shares, voting as a single class, are entitled to elect all remaining members of the board of the directors.

Liquidation Rights. Upon liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to receive distributions to be paid out of the assets of the Company, before any distributions are made to the holders of common stock. The holders of the Series C-1 are entitled to receive liquidation preference at three (3) times the original issue price of $0.65 per share plus all declared and unpaid dividends. Liquidation payments to the holders of Series C-1 Preferred Stock have priority and are made in preference to any payments to the holders of Series C Preferred Stock. The holders of the Series C Preferred Stock are entitled to receive liquidation preferences at the rate of $0.65 per share plus all declared and unpaid dividends. Liquidation payments to the holders of Series C Preferred Stock have priority and are made in preference to any payments to the holders of Series B Preferred Stock. The holders of the Series B and Series B-1 Preferred Stock are entitled to receive liquidation preferences at the rate of $0.90 per share plus all declared and unpaid dividends and the holders of Series A and Series B-2 Preferred Stock are entitled to receive liquidation preferences at the rate of $1.00 per share plus all declared and unpaid dividends. Liquidation payments to the holders of Series B and Series A Preferred Stock have priority and are made in preference to any payments to the holders of common stock.

Conversion Rights. The shares of Series A Preferred Stock are convertible into shares of common stock at a conversion price of $0.90 per share and the shares of Series B, C and C-1 Preferred Stock are convertible into an equal number of shares of common stock. The shares of Series Preferred Stock are convertible at any time, at the option of the holder, subject to certain antidilutive adjustments. Each share of Series Preferred Stock is automatically converted into common stock (i) upon the affirmative election of the holders of at least a majority of the outstanding shares of the Series Preferred Stock, voting together as a single class on an as if converted basis, or (ii) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, in which the per share price is at least $1.63 (as adjusted), and the gross cash proceeds are at least $30.0 million.

Conversion of Preferred Shares and Warrants

In conjunction with the issuance of the convertible promissory notes in August 2013, and pursuant to the Purchase Agreement which required the parties to the Purchase Agreement to “pay to play,” one of the existing investors, and a related party, was not a participant in the debt financing and, as a result, the investor’s existing preferred shares and warrants to purchase shares of Series C Preferred Stock converted into common shares and warrants to purchase shares of common stock, respectively. The investor’s 3,000,000 shares of Series A Preferred Stock were converted at a price of $0.90 per share into 3,333,333 shares of common stock, and 10,925,197 shares of Series B and Series C Preferred Stock were converted into the same number of shares of common stock. The investor’s warrants to purchase 822,386 shares of Series C Preferred Stock at an exercise price of $0.65 per share were converted into the same number of warrants to purchase shares of common stock at the same warrant price per share, which resulted in an increase to additional paid-in capital of $14,000 at the time of the conversion. The fair value of the warrants for shares of common stock was determined using the Black-Scholes option pricing model with the following assumptions: a stock price volatility of 67.4%, an expected life equal to the remaining contractual term of the warrants of five years and a risk-free interest rate of 1.46%. The warrants are exercisable at any time through November 2018.

Common Shares

We have authorized 79.0 million shares of common stock, of which 17.4 million shares were issued and outstanding at December 31, 2014. Common shares reserved for future issuance upon the exercise, issuance or conversion of the respective equity instruments at December 31, 2014 are as follows:

(in thousands)
Convertible preferred stock	42,208
Issued and Outstanding:
Stock options	8,718
Warrants for shares of convertible preferred stock and common stock	2,885
Shares reserved for future award grants	399

Total	54,210

Warrants for Shares of Preferred and Common Stock

A summary of the activity related to our warrants during the year ended December 31, 2014 is as follows:

	Shares Subject to Warrants (in thousands)	Weighted- Average Warrant Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Warrants to Purchase Shares of Series C Preferred Stock
Outstanding at January 1, 2014	1,775	$0.65
Issued	288	$0.65

Outstanding and exercisable at December 31, 2014	2,063	$0.65	4.7	$—

Warrants to Purchase Shares of Common Stock
Outstanding and exercisable at December 31, 2013 and 2014	822	$0.65	3.8	$—

8.	Equity Incentive Plan

Our 2006 Equity Incentive Plan (the “Plan”) provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, and rights to purchase restricted stock to our employees, nonemployee directors and consultants. Recipients of incentive stock options shall be eligible to purchase shares of our common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is ten years. As of December 31, 2014, awards for up to 9.1 million shares of common stock are reserved for issuance under the Plan, of which 8.7 million are reserved for issuance upon exercise of granted and outstanding options and 0.4 million shares are available for future grants. In April 2015, we increased the number of shares reserved and available for issuance under the Plan by 3.8 million shares.

Stock Options

Stock options granted to employees and nonemployees generally vest over a four-year period and have a maximum term of ten years from the date of grant, subject to earlier cancellation prior to vesting upon cessation of service to the Company. A summary of the activity related to stock option awards during the year ended December 31, 2014 is as follows:

	Shares Subject to Options (in thousands)	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2014	7,209	$0.17
Granted	1,997	$0.10
Forfeitures and cancellations	(488)	$0.11

Outstanding and exercisable at December 31, 2014	8,718	$0.16	7.5	$463

Options vested or expected to vest at December 31, 2014	7,724	$0.16	7.3	$409

Total cash received from the exercise of stock options was $4,000 during the year ended December 31, 2013.

All stock option grants under the Plan provide for exercise of the stock option prior to vesting. Shares of common stock issued upon exercise of unvested options are subject to repurchase by us at the respective original exercise price until vested. Consideration received for the exercise of unvested stock options is recorded as a liability and reclassified into equity as the related award vests.

Stock-Based Compensation Expense

The estimated fair value of each stock option award was determined on the date of grant using the Black-Scholes option valuation model with the following assumptions for options granted to employees during the years ended December 31, 2013 and 2014:

	Year Ended December 31,
	2013	2014
Risk-free interest rate	1.5%	2.0%
Expected volatility	71.0%	66.8%
Dividend Yield	0%	0%
Expected term (in years)	6.1	6.1
Weighted-average grant date fair value per share	$0.06	$0.15

We determine the appropriate, risk free interest rate, expected term for employee stock based awards, contractual term for nonemployee stock based awards, and volatility assumptions. The weighted-average expected option term for employee stock based awards reflects the application of the simplified method, which defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The weighted average expected term for nonemployee stock based awards is the remaining contractual life of the award. Estimated volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected or contractual term of the share based payment awards. The assumed dividend yield is based on our expectation of not paying dividends in the foreseeable future.

Total non-cash stock-based compensation expense for all stock awards that was recognized in the statements of operations is as follows:

	Year Ended December 31,
(in thousands)	2013	2014
Research and development	$84	$87
General and administrative	67	73

Total	$151	$160

At December 31, 2014, there was $478,000 of unrecognized compensation cost related to unvested stock option awards, which is expected to be recognized over a remaining weighted average vesting period of 2.9 years.

9.	Employee Benefit Plan

We have a defined-contribution 401(k) plan for our employees. Employees are eligible to participate in the plan beginning on the first day of the month following date of hire. Under the terms of the plan, employees may make voluntary contributions as a percentage of compensation and we have the option to make a discretionary match as determined by the board of directors, within prescribed limits. There were no employer contributions to the plan during the years ended December 31, 2013 or 2014.

10.	Commitments and Contingencies

Operating Leases

We lease our facility under a non-cancellable operating lease, which expires in August 2016. The lease contains one option to renew for an additional five-year period.

Rent expense during each of the years ended December 31, 2013 and 2014 was $368,000. At December 31, 2014, deferred rent aggregated $222,000, of which $128,000 is included in other current liabilities and $94,000 is included in noncurrent liabilities in the accompanying balance sheet. At December 31, 2014, the future minimum annual obligations under non-cancellable operating lease commitments are $496,000 and $346,000, respectively.

License Agreements

We have entered into collaborative license agreements that provide us with rights to use certain know-how, technology and patent rights maintained by the licensors in our research and development efforts. Terms of the license agreements may require us to make upfront payments, milestone payments upon the achievement of certain product research and development objectives and royalty payments on fees received under our sublicensing arrangements and/or future sales, if any, of commercial products resulting from the collaboration. Certain of the licensing agreements require guaranteed minimum annual payments. Terms of the licensing agreements generally range from the remaining life of the patent up to 17 years and, in some cases, may be subject to earlier termination by either party upon specified circumstances.

Total expense incurred under all collaborative licensing agreements for upfront, milestone and royalty payments during the years ended December 31, 2013 and 2014 was $239,000 and $162,000 and, respectively. Total cash paid under these agreements during the years ended December 31, 2013 and 2014 was $98,000 and $227,000, respectively.

Future minimum guaranteed payment obligations for annual royalty payments under all such agreements at December 31, 2014 aggregated $208,000.

Letter of Credit

At December 31, 2013 and 2014, we were contingently liable for a standby letter of credit issued by a commercial bank for $110,000 and $85,000, respectively, for security on our lease. A restricted cash account with these amounts was held as cash collateral for the letter of credit.

Litigation

We are, from time to time, involved in legal proceedings, regulatory actions, claims and litigation arising in the ordinary course of business. Currently, we are not a defendant in any lawsuit.

11.	Income Taxes

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,
(in thousands)	2013	2014
Deferred Tax Assets:
Net operating loss carryforwards	$18,379	$16,480
Research and development credits	2,003	2,285
Other, net	352	220

Total deferred tax assets	20,734	18,985

Deferred Tax Liabilities:
Fixed assets	(183)	(149)
Convertible promissory note	(480)	—

Total deferred tax liabilities	(663)	(149)

Net deferred tax assets	20,071	18,836
Less: valuation allowance	(20,071)	(18,836)

Deferred tax assets, net of valuation allowance	$—	$—

We have recorded a full valuation allowance against our net deferred tax assets due to the uncertainty surrounding the realization of such assets. Management has determined it more likely than not that the deferred tax assets are not realizable due to our historical loss position.

At December 31, 2014, we have federal and state net operating loss carryforwards (“NOL”) of $41.4 million each. The federal and state NOLs will begin to expire in 2027 and 2017, respectively, unless previously utilized. At December 31, 2014 we had federal and California research tax credit carryforwards of $1.6 million and $1.4 million, respectively. The federal research tax credit carryforward will begin to expire in 2026 and the California state credits carryforward indefinitely.

The above NOL carryforward and the research tax credit carryforwards may be subject to an annual limitation under Section 382 and 383 of the Internal Revenue Code of 1986, and similar state provisions if we experience one or more ownership changes which would limit the amount of NOL and tax credit carryforwards that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change as defined by Section 382 and 383, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percentage points over a three-year period. We have not completed an IRC Section 382/382 analysis. If a change in ownership were to have occurred, NOL and tax credits carryforwards could be eliminated or restricted. If eliminated, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, will not impact our effective tax rate.

The differences between the United States federal statutory tax rate and our effective tax rate are as follows:

	Year Ended December 31,
	2013	2014
Statutory United States federal income tax rate	34.0%	34.0%
State income tax, net of federal benefit	6.3	6.3
Preferred stock warrant liabilities	3.8	0.6
Research credits	3.9	(8.0)
Other	(1.3)	2.1
Valuation allowance	(46.7)	(35.0)

Effective income tax rate	—%	—%

We recognize a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more likely than not recognition at the effective date to be recognized. At December 31, 2013 and 2014, we had no unrecognized tax benefits that, if recognized and realized, would affect the effective tax rate due to the valuation allowance against deferred tax assets. The following table summarizes the activity related to our unrecognized tax benefits:

	Year Ended December 31,
(in thousands)	2013	2014
Balance at the beginning of the year	$—	$258
Increase related to current year tax positions	29	31
Increase related to prior year tax positions	229	—

Balance at the end of the year	$258	$289

We do not anticipate there will be a significant change in unrecognized tax benefits within the next 12 months.

Our policy is to recognize interest and penalties related to income tax matters in the provision for income taxes. As of December 31, 2013 and 2014, there were no interest or penalties on uncertain tax benefits.

We file income tax returns in the United States and California. Due to our losses incurred, we are essentially subject to income tax examination by tax authorities from inception to date.

12.	Subsequent Event

We have evaluated subsequent events from the balance sheet date through June 5, 2015, the date at which the financial statements were originally issued, except for the split of Series B and Series B-1 Preferred Stock described in the following paragraph.

On July 13, 2015, we amended and restated our certificate of incorporation to effect the split of Series B and Series B-1 Preferred Stock into ten shares for every nine shares outstanding. The financial statements and accompanying footnotes have been retroactively restated to reflect the Series B and Series B-1 Preferred Stock splits.

ANAPTYSBIO, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value data)

	December 31, 2014	September 30, 2015	Pro Forma Stockholders’ Equity at September 30, 2015
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$22,188	$55,245
Receivable from collaborative partner	1,455	1,913
Prepaid expenses and other current assets	758	1,082

Total current assets	24,401	58,240
Property and equipment, net	579	564
Restricted cash	85	60
Deferred financing costs	—	2,013

Total assets	$25,065	$60,877

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$415	$1,561
Accrued expenses	1,052	2,111
Notes payable, current portion	—	1,023
Deferred revenue	10,085	4,770
Income taxes payable	—	50
Other current liabilities	129	128

Total current liabilities	11,681	9,643
Notes payable, net of current portion	4,793	3,853
Deferred revenue	1,935	—
Deferred rent	94	—
Preferred stock warrant liabilities	569	1,800	$—
Commitments and contingencies
Series B convertible preferred stock, $0.001 par value, 27,743 shares authorized, issued and outstanding at December 31, 2014 and September 30, 2015; aggregate liquidation preference of $24,991 at September 30, 2015	28,220	28,220	—
Series C convertible preferred stock, $0.001 par value, 13,211 shares authorized, 11,147 shares issued and outstanding at December 31, 2014 and September 30, 2015; aggregate liquidation preference of $7,246 at September 30, 2015	6,452	6,452	—
Series C-1 convertible preferred stock, $0.001 par value, 3,318 shares authorized, 3,318 shares issued and outstanding at December 31, 2014 and September 30, 2015; aggregate liquidation preference of $6,470 at September 30, 2015	2,156	2,156	—
Series D convertible preferred stock, $0.001 par value, no shares and 38,437 shares authorized, issued and outstanding at December 31, 2014 and September 30, 2015, respectively; aggregate liquidation preference of $40,767 at September 30, 2015	—	40,688	—

Stockholders’ equity (deficit):
Common stock, $0.001 par value, 120,500 shares authorized, 17,368 and 18,307 shares issued and outstanding at December 31, 2014 and September 30, 2015, respectively; 98,952 issued and outstanding, pro forma at September 30, 2015	17	18	99
Additional paid in capital	14,407	15,199	94,434
Accumulated deficit	(45,259)	(47,152)	(47,152)

Total stockholders’ equity (deficit)	(30,835)	(31,935)	47,381

Total liabilities, convertible preferred stock and stockholders’ deficit	$25,065	$60,877

See accompanying notes to unaudited consolidated financial statements.

ANAPTYSBIO, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Nine Months Ended September 30,
	2014	2015
Collaboration revenue	$12,133	$13,517

Operating expenses:
Research and development	6,009	10,732
General and administrative	1,780	2,515

Total operating expenses	7,789	13,247

Income from operations	4,344	270

Other income (expense), net
Interest expense	(1)	(344)
Interest expense, related parties	(1,270)	—
Change in fair value of liability for preferred stock warrants	(44)	(1,528)
Other income (expense)	1	(241)

Total other expense, net	(1,314)	(2,113)

Income (loss) before income taxes	3,030	(1,843)
Provision for income taxes	—	(50)

Net income (loss)	3,030	(1,893)
Net income attributed to participating securities	(2,741)	—

Net income (loss) attributed to common stockholders	$289	$(1,893)

Net income (loss) per common share, basic and diluted	$0.02	$(0.11)

Weighted-average number of shares outstanding, basic and diluted	17,368	17,694
Pro forma net loss per common share, basic and diluted		$(0.03)

Pro forma weighted-average number of shares outstanding, basic and diluted		70,904

See accompanying notes to unaudited consolidated financial statements.

ANAPTYSBIO, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Nine Months Ended September 30,
	2014	2015
OPERATING ACTIVITIES
Net income (loss)	$3,030	$(1,893)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	233	215
Stock-based compensation	114	348
Change in fair value of liability for preferred stock warrants	44	1,528
Noncash interest expense	1,270	83
Loss on disposal of property and equipment	2	2
Changes in operating assets and liabilities:
Receivable from collaborative partners	(1,662)	(458)
Restricted cash	25	25
Prepaid expenses and other assets	(599)	(324)
Accounts payable and other liabilities	70	632
Tax accruals	—	50
Deferred revenue	10,980	(7,250)

Net cash provided by (used in) operating activities	13,507	(7,042)

INVESTING ACTIVITIES
Proceeds from sale of investment securities available for sale	5	—
Purchases of property and equipment	(131)	(196)

Net cash used in investing activities	(126)	(196)

FINANCING ACTIVITIES
Proceeds from issuance of common stock	—	148
Payments for deferred offering costs	—	(541)
Proceeds from the issuance of preferred stock, net	—	40,688

Net cash provided by financing activities	—	40,295

Net increase (decrease) in cash	13,381	33,057
Cash and cash equivalents, beginning of period	2,810	22,188

Cash and cash equivalents, end of period	$16,191	$55,245

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of convertible notes to preferred stock	$2,156	$—
Amounts accrued for property and equipment	$—	$6
Amounts accrued for deferred financing costs	$—	$1,472

See accompanying notes to unaudited consolidated financial statements.

ANAPTYSBIO, INC.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and basis of Presentation

AnaptysBio, Inc. (“we,” “us,” “our,” or the “Company”) was incorporated in the state of Delaware in November 2005. We are a biotechnology company developing first-in-class antibody product candidates focused on unmet medical needs in inflammation and immuno-oncology. We develop our product candidates using our proprietary, antibody discovery technology platform (“SHM-XEL”), which is designed to replicate, in vitro, the natural process of antibody generation. We currently generate revenue from our collaborative research and development arrangements.

Basis of Presentation and Liquidity

The accompanying unaudited consolidated financial statements include the Company and its wholly-owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) have been omitted. The accompanying unaudited consolidated financial statements include all known adjustments necessary for a fair presentation of the results of interim periods as required by GAAP. These adjustments consist primarily of normal recurring accruals and estimates that impact the carrying value of assets and liabilities. Actual results may materially differ from these estimates. Operating results for the nine months ended September 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. The financial statements should be read in conjunction with our audited financial statements for the year ended December 31, 2014, included elsewhere in this prospectus.

Unaudited Pro Forma Stockholders’ Equity

Prior to the closing of the offering contemplated by this prospectus, we expect all of our convertible preferred stock outstanding to convert into shares of common stock at the then applicable conversion rate. The unaudited pro forma stockholders’ equity is based on the assumed conversion of shares of convertible preferred stock outstanding at September 30, 2015.

2.	Significant Accounting Policies

Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Significant estimates in the consolidated financial statements have been made for preferred stock warrant liabilities and stock-based compensation. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity at date of purchase of three months or less to be cash equivalents. Cash equivalents consist primarily of money market and mutual funds with original maturities of 90 days or less.

Restricted Cash

At December 31, 2014 and September 30, 2015, we held restricted cash of $85,000 and $60,000, respectively, used to secure a letter of credit provided as security for our operating lease for our facility.

Deferred Offering Costs

During the nine months ended September 30, 2015, we incurred an aggregate of $2.0 million in direct costs related to our anticipated public offering of common stock. These costs were deferred and recorded as a long-term asset at September 30, 2015.

Revenue Recognition

Revenue is recognized in accordance with revenue recognition accounting guidance, which requires that four basic criteria be met before revenue can be recognized: 1) persuasive evidence that an arrangement exists; 2) delivery has occurred and title and the risks and rewards of ownership have been transferred to the client or services have been rendered; 3) the price is fixed or determinable; and 4) collectability is reasonably assured.

Multiple-Element Revenue Arrangements. We evaluate deliverables in a multiple-element arrangement to determine whether each deliverable represents a separate unit of accounting. A deliverable constitutes a separate unit of accounting when it has standalone value to the customer. If the delivered element does not have standalone value without one of the undelivered elements in the arrangement, we combine such elements and account for them as a single unit of accounting. We allocate the consideration to each unit of accounting at the inception of the arrangement based on the relative selling price.

We recognize consideration allocated to an individual element when all other revenue recognition criteria are met for that element. Our multiple-element revenue arrangements may include the following:

•	License arrangements. The deliverables under our collaboration and license agreements generally include exclusive or nonexclusive licenses to one or more products generated using our technologies. As the delivered licenses have not historically had standalone value apart from the undelivered elements, these have been recognized as revenue as a combined unit of accounting. Accordingly, we recognize revenue from nonrefundable upfront fees in the same manner as the undelivered item(s), which is generally the period over which we provide research and development services.

•	Research and Development Services. The deliverables under our collaboration and license arrangements may include research and development services we perform on behalf of or with our collaborators. As the provision of research and development services is an integral part of our operations and we may be principally responsible for the performance of these services under the agreements, we recognize revenue on a gross basis for research and development services as we perform those services. Additionally, we recognize research related funding under collaboration research and development efforts as revenue as we perform or deliver the related services in accordance with contract terms.

Milestone Revenue. Our collaboration and license agreements generally include contingent contractual payments related to achievement of specific research, development and regulatory milestones and sales-based milestones that are dependent upon the performance of the licensor or collaborator. A milestone is defined as an event (i) that can only be achieved based in whole or in part on either the entity’s performance or on the occurrence of a specific outcome resulting from the entity’s performance, (ii) for which there is substantive uncertainty at the date the arrangement is entered into that the event will be achieved and (iii) that would result in additional payments being due to us. Contingent consideration for which payment is either contingent solely upon the passage of time or the result of a counterparty’s performance is not considered substantive.

We recognize consideration that is contingent upon the achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone is substantive in its entirety. A milestone is considered substantive when it meets all of the following criteria:

•	The consideration is commensurate with either the entity’s performance to achieve the milestone or the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity’s performance to achieve the milestone;

•	The consideration relates solely to past performance; and

•	The consideration is reasonable relative to all of the deliverables and payment terms within the arrangement.

Milestones that are not considered substantive are generally recognized in the same manner as the undelivered item(s), which is generally the period over which we provide research and development services.

Stock-Based Compensation

We recognize stock-based compensation expense using a fair-value-based method for costs related to all share-based payments, including stock options. Stock-based compensation cost for stock options granted to our employees and directors is measured at the grant date based on the fair-value of the award which is estimated using the Black-Scholes option-pricing model, and is recognized as expense over the requisite service period on a straight-line basis. We estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate option forfeitures prior to vesting and record stock-based compensation expense only for those awards that are expected to vest.

Options granted to individual service providers who are not employees or directors are accounted for at estimated fair values using the Black-Scholes option-pricing model and are subject to periodic remeasurement over the period during which the services are rendered.

No tax benefits for stock-based compensation have been recognized in the statements of cash flows. We have not recognized, and do not expect to recognize in the near future, any tax benefit related to stock-based compensation cost as a result of our full valuation allowance on our net deferred tax assets and net operating loss carryforwards.

Warrants for Shares of Preferred Stock

We account for warrants for shares of preferred stock with conversion features that provide for reductions in the warrant price as derivative liabilities in the accompanying balance sheets at their fair value on the date of issuance. The derivative liabilities are revalued at each balance sheet date until such instruments are exercised or expire, with changes in the fair value between reporting periods recorded as other income or expense.

Fair Value of Financial Instruments

Our financial instruments consist principally of cash, cash equivalents, restricted cash, receivables from collaborative partners, accounts payable, notes payable and preferred stock warrant liabilities.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. Accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs that are supported by little or no market activities, therefore requiring an entity to develop its own assumptions.

Functional Currency of Foreign Operations

Our international subsidiary operates in a United States dollar (“U.S. dollar”) functional currency environment. Assets and liabilities of our foreign subsidiary that are not denominated in the functional currency are remeasured into U.S. dollars at foreign currency exchange rates in effect at the balance sheet date except for nonmonetary assets and capital accounts, which are remeasured at historical foreign currency exchange rates in effect at the date of transaction. Expenses are generally remeasured at monthly foreign currency exchange rates which approximate average rates in effect during each period. Net realized and unrealized gains and losses from foreign currency transactions and remeasurement are reported in other income (expense), net, in the consolidated statements of operations and totaled ($0.3) million during the nine months ended September 30, 2015.

Net Loss Per Common Share and Pro Forma Net Loss Per Common Share

Basic and diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period without consideration of common stock equivalents.

Computations for basic and diluted net loss per common share are below. The unaudited pro forma basic and diluted net loss per common share calculation assumes the conversion of all outstanding shares of convertible preferred stock into common stock as if such conversion had occurred on January 1, 2015 or the original issuance date, if later.

(in thousands, except per share data)	Net Income (Loss) (Numerator)	Shares (Denominator)	Amount
Nine Months Ended September 30, 2014
Basic and diluted net income per common share:
Net income	$3,030
Net income attributed to participating securities	(2,741)

Basic and diluted net income attributed to common stockholders	$289	17,368	$0.02

Nine Months Ended September 30, 2015
Basic and diluted net loss per common share:
Net loss	$(1,893)	17,694	$(0.11)

Pro Forma for the Nine Months Ended September 30, 2015
Basic and diluted net loss per common share:
Net loss	$(1,893)	17,694
Pro forma adjustment to reflect the assumed conversion of convertible preferred shares	—	53,210

Pro forma basic and diluted net loss per common share	$(1,893)	70,904	$(0.03)

Common stock equivalents issuable upon the conversion or exercise of dilutive securities that could potentially reduce net income per common share in the future that were excluded from the determination of diluted net loss per common share as their effects were antidilutive are as follows:

	Nine Months Ended September 30,
(in thousands)	2014	2015
Convertible preferred stock	40,737	53,210
Options to purchase common stock	7,265	9,468
Warrants to purchase preferred stock	1,775	2,064
Warrants to purchase common stock	822	822

Total	50,599	65,564

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue from contracts with customers and supersedes most current revenue recognition guidance in FASB ASC 605, Revenue Recognition, including industry-specific guidance. This standard is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standard also requires additional disclosure about the nature, amount, timing and uncertainty of assets recognized from costs incurred to fulfill a contract and was originally effective for our annual reporting period beginning January 1, 2018, including interim periods within that reporting period, with adoption permitted as early as January 1, 2017. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. We are currently assessing the impact that this standard will have on our consolidated financial statements.

3.	Balance Sheet Accounts and Supplemental Disclosures

Property and Equipment

Property and equipment consist of the following:

(in thousands)	December 31, 2014	September 30, 2015
Laboratory equipment	$3,031	$3,214
Office furniture and equipment	565	572
Leasehold improvements	338	338

	3,934	4,124
Less: accumulated depreciation and amortization	(3,355)	(3,560)

Total property and equipment, net	$579	$564

Accrued Expenses

Accrued expenses consist of the following:

(in thousands)	December 31, 2014	September 30, 2015
Accrued compensation and related expenses	$588	$678
Accrued professional fees	—	493
Accrued research and contract manufacturing expenses	293	815
Other	171	125

Total accrued expenses	$1,052	$2,111

4.	Collaborative Research and Development Agreements

TESARO Collaboration

In March 2014, we entered into a Collaboration and Exclusive License Agreement with TESARO, Inc. and TESARO Development, Inc. (collectively, “TESARO”), an oncology-focused biopharmaceutical company. Under the terms of the agreement, we agreed to perform certain discovery and early preclinical development of therapeutic antibodies with the goal of generating immunotherapy antibodies for subsequent preclinical, clinical, regulatory and commercial development to be performed by TESARO. Under the terms of the agreement, TESARO paid an upfront license fee of $17.0 million in March 2014 and agreed to provide funding to us for research and development services related to antibody discovery programs for three specific targets.

In November 2014, we and TESARO entered into Amendment No. 1 to the Agreement to add an antibody discovery program against a fourth target for an upfront license fee of $2.0 million.

For each development program, we are eligible to receive milestone payments of up to $18.0 million if certain clinical trial events are achieved by TESARO, up to an additional $90.0 million if certain U.S. and European regulatory submissions and approvals in multiple indications are achieved, and up to an additional $165.0 million upon the achievement of specified levels of annual worldwide net sales. We will also be eligible to receive tiered single-digit royalties related to worldwide net sales of products developed under the collaboration and certain commercial milestone payments if specified levels of annual worldwide net sales are attained. Unless earlier terminated by either party upon specified circumstances, the agreement will terminate, with respect to each specific developed product, upon the later of the 12th anniversary of the first commercial sale of the product or the expiration of the last to expire of any patent. In June 2015, TESARO notified us that they had initiated in vivo toxicology studies using good laboratory practices for the anti-PD-1 antagonist antibody (TSR-042), resulting in a $1.0 million milestone payment, which we received in July 2015.

We determined that the upfront license fees, milestone payments that are not considered substantive and research funding under the agreement, as amended, should be accounted for as a single unit of accounting, and that the upfront license fees and such milestone payments should be deferred and recognized as revenue over the same period that the research and development services are performed. As a result, the $17.0 million and $2.0 million license fees have been deferred and are being recognized as revenue ratably over the research periods specified in the contract of 24 and 16 months, respectively. In addition, we recognized revenue of $0.7 million during the nine months ended September 30, 2015 for the achievement of the $1.0 million milestone, with the remaining $0.3 million of the milestone to be recognized ratably through the end of the specified contract, in March 2016. Revenue from the remaining contingent milestone payments will be recognized if and when such payments become due, subject to satisfaction of all of the criteria necessary to recognize revenue at that time.

Revenue recognized during the nine months ended September 30, 2014 under the TESARO agreement aggregated $7.8 million, which includes $4.7 million for the amortization of the upfront fee and $3.1 million in funding for research and development services. Revenue recognized under this agreement aggregated $13.5 million during the nine months ended September 30, 2015, which includes $8.2 million for the amortization of the upfront fees and milestone payment, and $5.3 million in funding for research and development services. Amounts receivable from TESARO at December 31, 2014 and September 30, 2015 were $1.5 million and $1.9 million, respectively. Deferred revenue for this agreement was $12.0 million and $4.8 million at December 31, 2014 and September 30, 2015, respectively.

Celgene Antibody Generation Agreement

In 2011, we entered into an Antibody Generation Agreement with Celgene Corporation (“Celgene”), under which we agreed to develop human therapeutic agents against multiple targets. We successfully delivered three antibodies against three targets under this agreement. The final deliverable under this agreement was completed in 2014. Under the terms of the agreement, Celgene agreed to pay an upfront fee of $6.0 million, followed by a success fee of $0.5 million upon successful delivery of therapeutic antibodies against each of the targets involved.

The upfront payment was recognized as revenue ratably over the estimated time to project completion through February 2014. Revenue recognized under this agreement during the nine months ended September 30, 2014 aggregated $0.6 million and includes $0.5 million for a success fee and $0.1 million for funding of research and development.

Momenta Antibody Generation Agreement

In December 2013, we entered into an Antibody Generation Agreement, which expired in 2014, with Momenta Pharmaceuticals, Inc. (“Momenta”) under which we agreed to generate certain antibodies with enhanced affinity specific for a particular target for use in the development of human therapeutic agents by Momenta. Under the terms of the agreement, Momenta agreed to pay an upfront fee of $1.1 million, followed by a $2.0 million success fee, which occurred in the third quarter of 2014.

The upfront payment was recognized as revenue ratably over the estimated time to project completion, or nine months, beginning January 2014 when the project commenced. Revenue recognized during the nine months ended September 30, 2014 aggregated $3.1 million, which represents amortization of the $1.1 million upfront fee and a $2.0 million success fee.

Other Collaborative Agreements

During the nine months ended September 30, 2014, we recognized revenue from other collaborative partners aggregating $0.6 million, for the development of antibodies for specified targets. Revenue from these agreements consisted of a final payment and the amortization of upfront payments that were recognized as the related services were provided. Our obligations under these collaborative agreements were completed by the end of 2014.

5.	Notes Payable

Notes Payable

In December 2014, we entered into a Loan and Security Agreement with a bank and a financial institution whereby we may borrow up to $15.0 million in three separate draws of $5.0 million each. The Term A Loans, for an aggregate of $5.0 million, were drawn on December 24, 2014. The Term B Loans for an aggregate of $5.0 million are available for draw through December 31, 2015, contingent upon our first multi-dose PK/toxicology studies on at least two development programs and the Term C Loans for an aggregate of $5.0 million are available for draw through December 31, 2016, contingent upon receiving FDA approval on IND submission on at least two development programs. The Term A Loans each bear a fixed rate of interest of 6.97% and are due in 12 monthly interest-only payments through January 2016, followed by 36 equal monthly principal and interest payments, with final maturity in January 2019.

Upon the issuance of the Term B Loans, the interest-only periods for both the Term A and B Loans are extended by six months through July 2016, followed by 30 equal monthly principal and interest payments, with final maturity of all Loans in January 2019. Upon the issuance of the Term C Loans, the interest-only periods for all Loans are further extended by six months through January 2017, followed by 24 equal monthly principal and interest payments, with final maturity of Loans in January 2019. If the Term B and C Loans are issued, they will bear interest at the greater of 6.95% or the 3-month LIBOR plus 6.72%.

The costs incurred to issue the Term A Loans of $85,000 were deferred and are included in the discount to the carrying value of the Term A Loans in the accompanying balance sheet. The Term A Loans also include a final payment fee of $250,000 due at the earlier of prepayment or the maturity date of the Term A Loans. The deferred costs and the final payment fee will be amortized to interest expense over the expected term of the Term A Loans using the effective interest method.

In connection with the Loan and Security Agreement, we issued detachable, fully vested warrants to purchase an aggregate of 288,462 shares of Series C Preferred Stock at an exercise price of $0.65 per share to the lenders, which are subject to change under anti-dilution provisions. The warrants are exercisable at any time through December 2024. The grant-date fair value of the warrants of $124,000 was recorded as a liability, and presented as an offset to the carrying value of the Term A Loans. The offset will be recognized as additional interest expense over the remaining term of the Loans. The initial fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: a stock price volatility of 70.2%, an expected life equal to the contractual term of the warrants of ten years and a risk-free interest rate of 1.97%. In July 2015, and upon the closing of our Series D Preferred Stock financing, the anti-dilution provision for these warrants expired and resulted in the reclassification from Preferred stock warrant liabilities to Additional paid in capital on the Consolidated Balance Sheets.

At December 31, 2014 and September 30, 2015, the carrying amounts of the Term A Loans were $4.8 million and $4.9 million, net of discounts of $209,000 and $124,000, respectively. The effective interest rate on the Term A Loans at September 30, 2015 was 9.25%. As of September 30, 2015, future maturities of the Term A Loans were $1.4 million, $1.7 million, $1.8 million, and $153,000 in 2016, 2017, 2018 and 2019, respectively.

The Term A Loans are secured by a first priority interest in most of our assets, excluding intellectual property. We are also required to maintain a minimum of 50% of our operating and investment account balances at all times with one of the lenders. At September 30, 2015, we were in compliance with the covenants contained in the Loan and Security Agreement.

6.	Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes our assets and liabilities that require fair value measurements on a recurring basis and their respective input levels based on the fair value hierarchy:

		Fair Value Measurements at End of Period Using:
(in thousands)	Fair Value	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
At December 31, 2014
Money market funds(1)	$14,736	$14,736	$—	$—
Mutual funds(1)	7,227	7,227	—	—
U.S. treasury security(2)	90	90	—	—
Preferred stock warrant liabilities	569	—	—	569

At September 30, 2015
Money market funds(1)	$6,737	$6,737	$—	$—
Mutual funds(1)	44,208	44,208	—	—
U.S. treasury security(2)	90	90	—	—
Preferred stock warrant liabilities	1,800	—	—	1,800

(1)	Included in cash and cash equivalents in the accompanying balance sheets.
(2)	Included in cash and cash equivalents and restricted cash in the accompanying balance sheets.

Marketable Securities. For fair values determined by Level 1 inputs, which utilize quoted prices in active markets for identical assets, the level of judgment required to estimate fair value is relatively low. The fair values of investments in money market funds, mutual funds and U.S. treasury securities were determined using Level 1 inputs.

Warrant Liabilities. Our preferred stock warrants are accounted for as derivative liabilities and measured at fair value on a recurring basis as they contain features that are either not afforded equity classification or embody risks that are not clearly and closely related to host contracts. We estimate fair values of these derivatives utilizing the Black-Scholes option-pricing model, which requires Level 3 inputs.

Estimating fair values of derivative financial instruments, including Level 3 instruments, require the use of significant and subjective inputs that may, and are likely to, change over the duration of the instrument with related changes in internal and external market factors, including changes in the estimated fair value of our equity securities.

The following weighted-average assumptions were employed in estimating the value of the liabilities for Series C Preferred Stock warrants using the Black-Scholes option-pricing model as of the following dates:

(in thousands)	December 31, 2014	September 30, 2015
Fair value of preferred stock	$0.58	$1.46
Exercise price	$0.65	$0.65
Risk-free interest rate	1.26%	0.92%
Volatility	61.3%	77.8%
Dividend Yield	0%	0%
Contractual term (in years)	4.8	3.0
Weighted-average measurement date fair value per share	$0.28	$1.01

Prior to 2015, we determined the fair value of our preferred stock warrants on an annual basis. In accordance with accounting guidance for interim reporting, we have recognized $44,000 as a ratable portion of the annual expense for the change in fair value in the statement of operations for the nine months ended September 30, 2014.

A 10% increase in the fair values of preferred stock at December 31, 2014 and September 30, 2015 would result in increases in the estimated fair values of the preferred stock warrant liabilities of $89,000 and $0.2 million, respectively.

The following table summarizes the activity in liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 Inputs):

	Nine Months Ended September 30,
(in thousands)	2014	2015
Preferred Stock Warrant Liabilities:
Beginning balance	$(386)	$(569)
Unrealized net losses included in other income (expense), net	(44)	(1,528)
Reclassification of warrant liabilities to equity	—	297

Ending balance	$(430)	$(1,800)

In July 2015, the Company reclassified 288,462 Series C Preferred Stock warrants from Preferred stock warrant liabilities to Additional paid in capital on the Consolidated Balance Sheets, at fair value on the date of transfer. The reclassification occurred upon the expiration of a feature within the warrant contract that had previously precluded equity classification. As a result, these warrants are no longer remeasured at fair value on a recurring basis as of September 30, 2015.

Fair Value of Other Financial Instruments

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, receivable from collaborative partner, accounts payable and accrued expenses approximate fair value due to their short-term nature. The carrying amount of our notes payable of $4.9 million at September 30, 2015 approximates fair value due to the close proximity of their issuance in December 2014.

7.	Stockholders’ Equity

Issuance of Series D Convertible Preferred Stock

On July 13, 2015, we issued and sold 38,436,851 shares of Series D Convertible Preferred Stock at $1.06 per share for net proceeds of $40.7 million.

The holders of the Series D Convertible Preferred Stock are entitled to: 1) one vote for each share of common stock into which the Series D Convertible Preferred Stock could then be converted, 2) receive noncumulative dividends at a rate of 8% per annum, which are in priority and preference to all other series of preferred stock and common stock, 3) in preference to all other series of preferred stock and common stock, distributions upon liquidation of $1.06 per share plus all declared and unpaid dividends, and 4) convert into an equal number of shares of common stock.

Amendments to Certificate of Incorporation and 2006 Equity Incentive Plan

On July 13, 2015, we amended our amended and restated certificate of incorporation to increase the total number of shares authorized for issuance from 141,506,903 shares to 203,208,537 shares. Of these shares, 120,500,000 shares are designated as common stock and 82,708,537 shares are designated as preferred stock, which are designated as follows:

Series A	—
Series B	25,524,510
Series B-1	1,996,153
Series B-2	222,216
Series C	13,210,753
Series C-1	3,318,054
Series D	38,436,851

Total designated Preferred Stock	82,708,537

Additionally, the amended and restated certificate of incorporation provided for the split of Series B and Series B-1 Preferred Stock into ten shares for every nine shares outstanding. The consolidated financial statements and accompanying footnotes have been retroactively restated to reflect the Series B and Series B-1 Preferred Stock splits.

8.	Equity Incentive Plan

Our 2006 Equity Incentive Plan (the “Plan”) provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, and rights to purchase restricted stock to our employees, nonemployee directors and consultants. Recipients of incentive stock options shall be eligible to purchase shares of our common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the Plan is ten years. On April 29, 2015, our stockholders approved an amendment to the Plan which provided for an increase in the number of shares of common stock available for issuance under the plan by 3.8 million and on July 9, 2015, we amended our 2006 Equity Incentive Plan to increase the number of shares reserved for issuance under the plan by 4.8 million shares. As of September 30, 2015, awards for up to 16.8 million shares of common stock are reserved for issuance under the Plan, of which 13.6 million are reserved for issuance upon exercise of granted and outstanding options and 3.2 million shares are available for future grants.

Stock Options

Stock options granted to employees and nonemployees generally vest over a four-year period and have a maximum term of ten years from the date of grant, subject to earlier cancellation prior to vesting upon cessation of service to the Company. A summary of the activity related to stock option awards during the nine months ended September 30, 2015 is as follows:

	Shares Subject to Options (in thousands)	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2015	8,718	$0.16
Grant	6,029	$0.96
Exercised	(938)	$0.16
Forfeitures and cancellations	(246)	$0.16

Outstanding and exercisable at September 30, 2015	13,563	$0.51	8.1	$9,584

Options vested or expected to vest at September 30, 2015	12,647	$0.49	8.1	$8,477

Total cash received from the exercise of stock options was $0.1 million during the nine months ended September 30, 2015.

All stock option grants under the Plan provide for exercise of the stock option prior to vesting. Shares of common stock issued upon exercise of unvested options are subject to repurchase by us at the respective original exercise price until vested. Consideration received for the exercise of unvested stock options is recorded as a liability and reclassified into equity as the related award vests.

Stock-Based Compensation Expense

The estimated fair values of stock option awards granted to employees were determined on the date of grant using the Black-Scholes option valuation model with the following assumptions:

	Nine Months Ended September 30,
(in thousands)	2014	2015
Risk-free interest rate	2.0%	1.3%
Expected volatility	66.8%	71.1%
Dividend Yield	0%	0%
Expected term (in years)	6.1	6.1
Weighted-average grant date fair value per share	$0.15	$0.61

We determine the appropriate, risk free interest rate, expected term for employee stock based awards, contractual term for nonemployee stock based awards, and volatility assumptions. The weighted-average expected option term for employee stock based awards reflects the application of the simplified method, which defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches. The weighted average expected term for nonemployee stock based awards is the remaining contractual life of the award. Estimated volatility incorporates historical volatility of similar entities whose share prices are publicly available. The risk free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected or contractual term of the share based payment awards. The assumed dividend yield is based on our expectation of not paying dividends in the foreseeable future.

Total non-cash stock-based compensation expense for all stock awards that was recognized in the statements of operations is as follows:

	Nine Months Ended September 30,
(in thousands)	2014	2015
Research and development	$63	$212
General and administrative	51	136

Total	$114	$348

At September 30, 2015, there was $3.9 million of unrecognized compensation cost related to unvested stock option awards, which is expected to be recognized over a remaining weighted average vesting period of 3.7 years.

9.	Subsequent Events

We have evaluated subsequent events from the balance sheet date through November 13, 2015, the date at which the financial statements were issued.

Milestone Under TESARO Collaboration

In October 2015, TESARO notified us that they had initiated in vivo toxicology studies using good laboratory practices for the anti-TIM-3 antagonist antibody resulting in the achievement of a $1.0 million milestone payment.

             Shares

AnaptysBio, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Credit Suisse

Stifel

JMP Securities

Wedbush PacGrow

                    , 2016

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

Amount Paid or to be Paid
SEC registration fee		$10,023
FINRA filing fee		13,438
NASDAQ listing fee		*
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation to be effective in connection with the closing of this offering contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws to be effective upon the closing of this offering, provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•	the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

Prior to the closing of this offering, the Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to Section 9 of the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement.	1.1
Form of Restated Certificate of Incorporation to be effective upon the closing of this offering.	3.2
Form of Restated Bylaws to be effective upon the closing of this offering.	3.4
Amended and Restated Investors’ Rights Agreement dated July 13, 2015 among the Registrant and certain of its stockholders, as amended.	4.2
Form of Indemnification Agreement.	10.1

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

The following lists set forth information regarding all securities sold or granted by us within the past three years that were not registered under the Securities Act, and the consideration, if any, received by us for such securities:

(a) Stock Option Grants

Between November 30, 2012 and November 30, 2015, the Registrant granted options to purchase 10,368,532 shares of common stock under our 2006 Equity Incentive Plan to our directors, officers, employees, consultants, and other service providers with per share exercise prices ranging from $0.10 to $1.22. In this same period, the Registrant issued 1,020,694 shares of common stock upon exercise of stock options previously issued under the 2006 Equity Incentive Plan to our directors, officers, employees, consultants, and other service providers for cash consideration in the aggregate amount of $159,875. The stock options and the common stock issuable upon the exercise of such options as described in this section (a) of Item 15 were issued pursuant to written compensatory plans or arrangements with the Company’s employees and directors in reliance on the exemption provided by Rule 701 promulgated under the Securities Act. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

(b) Warrants to Purchase Common Stock

In August 2013, the Registrant issued a warrant to an accredited investor to purchase 822,386 shares of Registrant’s common stock. The common stock warrant has a per share exercise price of $0.65. The securities issued in this transaction were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) under the Securities Act.

(c) Warrants to Purchase Preferred Stock

In December 2014, the Registrant issued warrants to accredited investors to purchase an aggregate of 288,462 shares of the Registrant’s Series C convertible preferred stock. The preferred stock warrants have a per share exercise price of $0.65. The securities issued in this transaction were exempt from the registration requirements of the Securities Act in reliance upon Section 4(2) under the Securities Act.

(d) Sales of Preferred Stock

1. In August 2013, the Registrant issued an aggregate of 14,258,530 shares of Registrant’s common stock to an accredited investor upon the conversion of 3,000,000 previously-held shares of Series A convertible preferred stock and 6,019,065 previously-held shares of Series B convertible preferred stock. The securities issued in this transaction were exempt from the registration requirements of the Securities Act in reliance upon on Rule 506 promulgated under the Securities Act.

2. In April 2014, the Registrant issued an aggregate of 3,318,054 shares of the Registrant’s Series C-1 convertible preferred stock at a purchase price of $0.65 per share for an aggregate purchase price of $2.2 million to 12 purchasers that represented to us that they are each a sophisticated accredited investor and qualified institutional buyer. The securities issued in this transaction were exempt from registration requirements of the Securities Act in reliance on Rule 506 promulgated under the Securities Act.

3. In July 2015, the Registrant issued an aggregate of 38,436,851 shares of the Registrant’s Series D convertible preferred stock at a purchase price of $1.06 per share for an aggregate purchase price of $40.8 million to 19 purchasers that represented to us that they are each a sophisticated accredited investor and qualified institutional buyer. The securities issued in this transaction were exempt from registration requirements of the Securities Act in reliance on Rule 506 promulgated under the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering, and the Registrant believes each transaction was exempt from the registration requirements of the Securities Act as stated above. All recipients of the foregoing transactions either received adequate information about the Registrant or had access, through their relationships with the Registrant, to such information. Furthermore, the Registrant affixed appropriate legends to the share certificates and instruments issued in each foregoing transaction setting forth that the securities had not been registered and the applicable restrictions on transfer.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits.

See Exhibit Index immediately following signature page.

(b)	Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(a) purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment to the registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California, on the 23rd day of December, 2015.

ANAPTYSBIO, INC.

By:	/s/ Hamza Suria
Hamza Suria
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Hamza Suria and Robert E. Hoffman, and each of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or her might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Hamza Suria Hamza Suria	President, Chief Executive Officer and Director (Principal Executive Officer)	December 23, 2015

* Robert E. Hoffman	Chief Financial Officer (Principal Accounting and Financial Officer)	December 23, 2015

* Tiba Aynechi, Ph.D.	Director	December 23, 2015

* Carol G. Gallagher, Pharm.D.	Director	December 23, 2015

* Nicholas B. Lydon, Ph.D., FRS	Director	December 23, 2015

* Hollings Renton	Director	December 23, 2015

* John Schmid	Director	December 23, 2015

/s/ James A. Schoeneck James A. Schoeneck	Director	December 23, 2015

Signature	Title	Date

* James N. Topper, M.D., Ph.D.	Director	December 23, 2015

* Pursuant to Power of Attorney

By:	/s/ Hamza Suria
Hamza Suria
Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1†	Form of Underwriting Agreement, including Form of Lock-Up Agreement.

3.1*	Amended and Restated Certificate of Incorporation, as amended to date, as currently in effect.

3.2*	Form of Restated Certificate of Incorporation to be effective upon the closing of this offering.

3.3*	Bylaws, as currently in effect.

3.4*	Form of Restated Bylaws to be effective upon the closing of this offering.

4.1	Form of Common Stock Certificate.

4.2*	Fourth Amended and Restated Investors’ Rights Agreement, dated July 13, 2015, by and among the Registrant and certain of its stockholders.

5.1†	Opinion of Fenwick & West LLP.

10.1*	Form of Indemnity Agreement.

10.2*	2006 Equity Incentive Plan and forms of award agreements.

10.3†	2016 Equity Incentive Plan, to become effective on the date the registration statement is declared effective, and forms of award agreements.

10.4†	2016 Employee Stock Purchase Plan, to become effective on the date the registration statement is declared effective, and forms of award agreements.

10.5*	Employment Agreement, effective as of January 1, 2012, by and between the Registrant and Hamza Suria, as amended.

10.6	Employment Agreement, effective as of July 13, 2015, by and between the Registrant and Robert Hoffman, as amended.

10.7*	Employment Agreement, effective as of October 20, 2014, by and between the Registrant and Marco Londei.

10.8	Office Lease, dated April 19, 2011, by and between the Registrant and Kilroy Realty, L.P., as amended.

10.9*+	Antibody Generation Agreement, dated December 22, 2011, by and between the Registrant and Celgene Corporation, as modified.

10.10*+	Collaboration and Exclusive License Agreement, dated March 10, 2014, by and among the Registrant, TESARO, Inc. and TESARO Development, Ltd., as amended.

10.11*+	License Agreement, dated August 30, 2006, by and between the Registrant and Medical Research Council, as amended.

10.12*+	Non-Exclusive Research and Commercial License Agreement, dated May 15, 2009, by and between the Registrant and Millipore Corporation.

10.13*	Loan and Security Agreement, dated December 24, 2014, by and among the Registrant, Oxford Finance LLC and Silicon Valley Bank.

21.1*	Subsidiaries of the Registrant.

23.1	Consent of KPMG LLP, an independent registered public accounting firm.

23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1*	Power of Attorney. Reference is made to the signature page hereto.

*	Previously filed.
†	To be filed by amendment.
+	Registrant has omitted and filed separately with the SEC portions of the exhibit pursuant to a confidential treatment request under Rule 406 promulgated under the Securities Act.